UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐ ☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by the Company with the U.S. Securities and Exchange Commission (the "SEC”), as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

SUSTAINABILITY REPORT

endesa06 LETTER FROM THE CHAIRMAN AND CEO 2 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD 5 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 31 Commitment to service quality 32 Commitment to the creation of value and profitability 44 Commitment to the health, safety and personal and professional development of persons working at ENDESA 56 Commitment to good governance and ethical behaviour 76 Commitment to environmental protection 84 Commitment to efficiency 102 Commitment to society 116 APPENDIXES 135 Appendix I. ENDESA, committed to providing sustainability information 137 Appendix II. Independent Assurance Report 138 Appendix III. Index of GRI contents and indicators 140 Appendix IV. Important legal disclaimer 147

LETTER FROM THE CHAIRMAN AND CEO For the sixth consecutive year, through its Sustainability Report, ENDESA provides its interest groups with a detailed analysis of the activities undertaken in the past year concerning sustainable development. On balance we can see some very significant advances and results in all areas of sustainability, especially our Company’s global and balanced perception. This is based on ENDESA’s conviction that it must meet the needs and expectations of its interest groups regarding its sustainable responsibilities, especially those groups who have close ties with the development of its businesses. Therefore, ENDESA’s main commitments are to provide its customers with a safe and high-quality electricity supply, to provide a return to those shareholders who have placed their faith in the Company, to foster the professional development of its employees as well as guarantee their health and safety and to create wealth in the communities where it operates. This involves embracing initiatives which will preserve our natural resources and ensure they are used efficiently. It is therefore essential to invest substantially in technological innovation. This global and balanced perception of sustainability is borne out by the Seven Commitments for Sustainable Development which ENDESA announced in 2003. These provide a guide to our corporate conduct and principles which we in turn demand of all our employees in turn for our remuneration system and by applying the Company’s Corporate Integrity Rules. Given the function these principles have regarding its corporate conduct, ENDESA believes that the best way to convey its sustainability pledge to its interest groups is to structure this Report in a manner which is consistent with these commitments and to include all the activities carried out in 2006 to ensure compliance with them. Also, in an extensive introduction to this report , ENDESA details all the information regarding the scale and nature of its businesses and how it manages sustainability issues. In the Appendices, readers can find information regarding contact channels, the location of compliance indicators, etc. Finally, in order to identify and address the concerns of our main interest groups, this Report has been drawn up in accordance with the G3 Guidelines from the Global Reporting Initiative (GRI) and conveys a precise, clear, reliable, balanced and benchmark overview of ENDESA’s work towards ensuring Sustainability. Moreover, an external, independent company has verified ENDESA’s commitment to complying with the GRI indicators, Accountability principles and the Global Compact as well as our commitment to OECD principles and the United Nations’ Millennium Project. The following pages detail the advances made in 2006. Of these we would highlight the 14.2% improvement in the quality of supply in Spain, the best in the Company’s history, the investment of Euro 1,901 million in distribution facilities in Spain and Latin America and the total shareholder return of 72.1% for the year as well as the 20.6% improvement in accident rates for all of ENDESA’s businesses. We would also include the adaptation in Spain to the requirements of the Unified Code of Good Governance and management of the Ethics Channel which interest groups can access via the Company’s website; the Euro 31 million invested in social development, representing 1.04% of its 2006 net profit; the various pursued by ENDESA both at home and abroad regarding climate change which saw the Company ranked among the best companies in the KDL Global Climate as well as the 100% certification of its generation and distribution business in Latin America according to ISO 14001. Also worth a mention are the increased R&D projects in Spain, ENDESA’s position at the helm of two important national Strategic Consortiums for Technical Research (CENIT) and the certification awarded by AENOR to its RDI management model in compliance with the UNE 166002 standard. These and other initiatives have been decisive in ENDESA obtaining the best evaluation of the electricity sector worldwide in 2006 from the prestigious Dow Jones Sustainability World Index (DJSI World) and for 98% of its projects which have either been concluded or are nearing termination being included in the 2006 Annual Sustainable Development Action Plan 2006 (PADS). We should also include the Company’s active role in meeting 2 Sustainability Report 2006

LETTER FROM THE CHAIRMAN AND CEO LETTER FROM THE CHAIRMAN AND CEO and disseminating the 10 universal principles contained in the United Nations’ Global Compact. ENDESA and its investees are committed to continuing to support and propagate these principles which fall within its jurisdiction. However, these successes and acknowledgements will in no way lead to complacence on our behalf. ENDESA is conscious that it is meeting social needs which are constantly increasing as well as expectations regarding sustainable development of its various interest groups. Therefore, having successfully concluded 80% of the initiatives contained in our 2003-2007 Strategic Plan for the Environment and Sustainable Development, at the beginning of this year the Company began drawing up its 2008-2012 Strategic Sustainability Plan to identify the initiatives to be undertaken during this period in order to remain one of the world’s leading companies in terms of corporate sustainability. Finally, it is important to stress that, in 2006 we beat the targets set down in the 2005-2009 Strategic Plan and amply fulfilled its key aims: namely to develop our businesses taking advantage of growth in the markets where we operate and to defend our shareholders’ interests, providing them a high return on their investment. It is important to highlight these accomplishments which have involved everyone who works for the Company as they have been met against the backdrop of various take-over bids launched for the Company. Throughout this process, ENDESA has endeavoured to defend its shareholders’ interests and their right to decide on the Company’s future. Also of paramount importance is our industrial project and the interests of our employees. At the same time, the Company has not only proven its ability to run its businesses normally, but has also obtained excellent results by taking advantage of the opportunities which have arisen in the markets where it operates. It has maintained the highest investment commitment in the Spanish electricity sector and set an example of good corporate governance and sustainable development on a worldwide scale. These criteria, which the Company has had to expound on numerous occasions throughout the take-over process and which have been expressed in strict adherence to the law and corporate bylaws, will be upheld in the future because the interests of our shareholders, customers, employees and suppliers demand it as do the communities in which ENDESA is present. Rafael Miranda Robredo Manuel Pizarro Moreno Chief Executive Officer Chairman endesa06 Sustainability Report 2006 3

ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD 4 Sustainability Report 2006

Sustainability Report 2006 5 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THEWORLD

ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD • One of the ten largest electricity companies in the world and one of the five largest in Europe. • No. 1 in the Spanish electricity sector and the leading private electricity multinational in Latin America. • A priviledged position in other European markets: Italia, Francia, Portugal. • Excellent strategic situation in southern Europe for access to gas markets. • Leader in sustainability: CO2 management, MDL, renewable energy, clean combustion, RDI, person management, occupational health and safety, and involvement in society. Presence in 15 countries 47 GWcapacity 186 TWh output 220 TWh sold 22.7 million customers ENDESA IN FIGURES 2002 2003 2004 2005 2006 EBITDA (_ million) 5,278 4,750 4,521 6,020 7,139 Electrical business in Spain and Portugal 3,205 2,824 2,472 3,266 3,835 Electrical business in Latin America 1,735 1,484 1,522 1,878 2,188 Electrical business in Europe 263 384 535 887 1,116 Other business 75 58 (8) (11) X NET PROFIT (_ million) 1,270 1,312 1,253 3,182 2,969 Electrical business in Spain and Portugal 2,026 1,207 888 1,358 1,843 Electrical business in Latin America (281) 84 127 262 462 Electrical business in Europe 21 52 169 425 493 Other business (496) (31) 69 1,137 171 CAPACITY (MW) 40,945 41,836 45,850 45,908 47,113 Electrical business in Spain and Portugal 21,897 22,643 22,503 22,416 23,021 Electrical business in Latin America 13,328 13,333 14,053 14,095 14,317 Electrical business in Europe 5,720 5,860 9,294 9,397 9,775 OUTPUT (GWh)* 151,033 158,081 175,838 185,264 186,411 Electrical business in Spain and Portugal 90,785 93,734 95,679 93,625 88,808 Electrical business in Latin America 42,697 46,480 55,106 57,890 62,028 Electrical business in Europe 17,551 17,867 25,053 33,749 35,575 SALES (GWh) 152,762 163,640 181,217 203,335 220,299

(

ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD ENDESA IN LATIN AMERICA BRAZIL • Ampla (91.9%): 2.3 million customers. • Coelce (58.9%): 2.4 million customers. •Endesa Fortaleza (100%): 321.6 MW. • Cachoeira Dourada (99.6%): 658 MW. • Cien (100%): Argentina-Brazil link, 1,000 Km, 2,000 MW. ARGENTINA • Dock Sud power station (69.99%): 870 MW capacity. • Yacylec electricity transport company (22.2%): 282 Km of lines. • Costanera thermal plant (64.3%): 2,319 MW capacity. • El Chocón hydro plant (65.2%): 1,320 MW. • Edesur distribution company (99.5%): 2.2 million customers. PERU • Empresa Eléctrica de Piura (60%): 143 MW capacity . • Edegel (61.1%): 1,425.7 MW capacity. • Edelnor distribution company (60%): 951,000 customers and 2.3 MW capacity. CHILE • Endesa Chile (60%): 4.477 MW capacity. • Chilectra distribution company (99.08%): 1,4 million customers. • Enersis, holdings in electricity companies of several Latin American countries, property companies, engineering, IT and services. COLOMBIA • Bretania (99.99%): 541 MW • Emgesa (48.5%): 2,238 MW capacity • Condesa distribution company (48.5%): 2.1 million customers. CENTRAL AMERICA • SIEPAC Project (12.5%) to build a 1,880-Km el8 Sustainability Report 2006 ectricity

01.1. KEY FACTS ABOUT ENDESA’S BUSINESS OPERATIONS IN 2006 ENDESA is the leading company on the Iberian electricity market (Spain and Portugal). In this market as a whole, ENDESA has a capacity of 23,021 MW, producing 88,808 GWh and supplying 109,412 GWh to over 11 million customers in 2006. In Spain, the company achieved a 38.1% market share in standard generation, 43.1% of distributed energy, 39.7% of sales to regulated-market customers, 55.6% of sales to deregulated-market customers and 43.6% of total sales to end customers. In Portugal it holds a 50% stake in the leading electricity-sales company on the deregulated market (Sodesa) and in the largest co-generation firm (Sociedade Termica Portuguesa), as well as having secured relevant positions in the area of electricity generation from both thermal and renewable sources. The objectives in Spain for 2006 were focused on taking advantage of the solid basis and competitive advantages of this business via proactive management in the framework of the relevant new regulatory developments that occurred during the period. The approach includes maintaining an appropriate balance between generation and market, the availability of a better production mix than the rest of the sector and greater use of thermal plants, fuel-cost management, progress made under the New Capacity Plan in CCGT and renewable-energy technologies, obtaining the best supply-quality result in the Company’s history, maintaining the sales business to allow good coverage in the light of wholesale-market prices, and an active presence in the Clean Development Mechanisms market to achieve an extensive portfolio of issue-rights certificates. ENDESA is one of the five leading electricity utilities in Europe. The Company’s European holdings outside Spain total 9,775 MW in capacity, 35,575 GWh of electricity output and 52,606 GWh in sales in 2006. In 2006 the capacity was further increased and the make-up of the generation mix improved, by continuing the repowering programme at Endesa Italia’s thermal plants, buying two CCGTs with a total capacity of 340 MW, progressing in the building of two more 400-MW CCGTs, and acquiring five wind farms already in operation or under construction, with a total capacity of 144 MW. In the sales area, the Company acquired 50% of MPE Energia, while the gas business received the necessary approvals for the building of the Livorno Gas Terminal, in which ENDESA holds a 25.5% stake. In France, the generation firm Snet (which changed its name to Endesa France in December) improved the environmental situation of its power stations, progressing with the desulphurisation and denitrification systems at the Emile Huchet 6 and Provence 5 plants, the coming into service of the 10 MW Leheaucourt wind farm and progress with projects for five further wind farms totalling approximately 75 MW. It also expanded its sales business, signing several contracts with major consumers. Also in 2006 Endesa Polska was incorporated to strengthen the Company’s presence in Poland. In early 2007 the Company continued to take advantage of growth opportunities in the European market by moving into the Greek market, by means of an agreement with Mytilineos Holding to set up a company with an asset portfolio of 1,000 MW of thermal capacity and 600 MW of renewable capacity. ENDESA is the leading private electric multinational in Latin America. It is the leading electric utility in Chile, Argentina, Colombia and Peru, and the third largest in Brazil. It supplies electricity to five of the sub-continent’s six largest cities (Buenos Aires, Bogota, Santiago, Lima and Rio de Janeiro); and is participating in the Siepac electricity interconnection system that will link the six Central American countries. Its holdings in the region total 14,317 MW, producing 62,028 GWh in 2006 and supplying 58,281 GWh to 11.6 million customers. In 2006 the Company’s Latin American interests were positively affected by the region’s macroeconomic stability and average exchange rates, significant growth in demand in all the countries, improvements in unit margins in generation and distribution, progress made in the development of the capacity plan, continuing the financial strengthening process and companysimplification operations, and making positive progress in regulation. The year’s highlights in new capacity included the building of the San Isidro (337 MW) and Palmucho (32 MW) power stations and two renewable projects (27 MW) in Chile, the completion the Ventanilla CCGTs (457 MW) in Peru, and the acquisition of the Termocartagena plant (142 MW) in Colombia, as well as the first steps of Aysén hydro project (about 2,400 MW) in Chile. 01.2. CHALLENGES FOR THE FUTURE ENDESA’s key challenges in Spain and Portugal include: • Completion of the New Capacity Plan to maintain the balance between generation and demand, a suitable level of diversification of power stations, competitiveness in terms of costs, and adapting to increasing environmental requirements with 3,200 MW of new CCGT capacity in mainland Spain, 840 MW in renewable energy and 850 MW in island systems, also focusing particularly on CCGT technology. Taking advantage of the opportunities presented by the full deregulation of the electricity market and other regulatory improvements (fine-tuning of the wholesale market, return from distribution business, etc.). Sustainability Report 2006 9 endesa06

• Taking advantage of the opportunities presented by the full deregulation of the electricity market and other regulatory improvements (fine-tuning of the wholesale market, return from distribution business, etc.) • Consolidating the improvements in supply quality and customer service via the continued implementation of Endesa Red’s General Quality Plan and Endesa Energía’s Customer Service Excellence Plan. • Achieving further improvements in efficiency of approximately Euro 160 million in 2007-2009. • Continuing to value the customer base, placing particular emphasis on the development of products and services that foster energy efficiency, the use of renewable energy sources and customer safety. In the European business: • Development of new capacity in Italy, with the culmination of the repowering programme, completion of the Scandale CCGTs (800 MW) and bringing into service the wind farms under construction acquired from Gamesa (Montecute, Poggi Alti, Marco Aurelio Severino, Piano di Corda, Serra Pelata). • Development of new CCGT-based capacity in France, either already approved or under study (800 MW at Emile Huchet and a further 800 MW at Lacq) and new wind farms planned or under study, to add 2,000 MW to the CCGT generation capacity and 200 MW to the renewables capacity by 2009. • Access to natural gas under competitive conditions in Italy through a stake in new regasification terminals, such as the one at Livorno. • Balanced increase in sales to major customers in France. • Self-supply of green certificates. • Taking advantage of the growth opportunities presented by entering the Greek market in 2007 and the setting-up of Endesa Polska. In the Latin American business: • Development of new capacity to address increasing demand through projects in progress or under study, especially in Chile-San Isidro II CCGT (377 MW), Palmucho hydroelectric plant (32 MW), Ojos de Agua mini-hydro plant (9 MW), Canela wind farm (18 MW), and the Aysén project (about 2,400 MW). • Stakes in gas infrastructure (Quintero regasification plant in Chile). • Increasing the customer base by 1.3 million by 2009. • Intensifying actions related to improving service, not only in terms of reducing interruption times and energy losses, but also through customer service. • Culminating the company-simplification process (Emgesa- Betania merger in Colombia, etc.). • Consolidating the positive financial evolution of the Company’s holdings. • Taking advantage of regulatory improvements, particularly in Argentina. 02. SUSTAINABILITY REPORT PREPARATION PROCESS Through this publication ENDESA presents its sixth Annual Sustainability Report, which contains information on the key activities carried out in this area in 2006 by ENDESA, S.A. and its dependent companies, which operate mainly in the Iberian Peninsula (Spain and Portugal), Latin America (Chile, Argentina, Peru, Colombia and Brazil), and various other countries in Europe and the rest of the Mediterranean rim (mainly in Italy, France, Poland, Turkey and Morocco). The financial, social and environmental initiatives and indicators contained in this Report have been structured so as to reflect compliance with the Sustainability Policy, formulated through the Seven Commitments for Sustainable Development that ENDESA approved in 2003, to which the day-today work of the Company responds and upon which the Sustainability Reports for 2003, 2004 and 2005 were based. As in previous editions, this year’s ENDESA Sustainability Report aims to identify and address all the material questions posed by its stakeholders. The Report has therefore been prepared in accordance with the Global Reporting Initiative (GRI) 2006 Guide (G3). In accordance with the application levels defined by GRI, this Report is rated A+: • The principles and guidelines set out in the 2006 Guide (G3) have been applied. • Full information on all subsidiaries producing significant impact has been included. • Details are given of the profile of the organisation and management focus in each section. • The performance indicators defined as key have been included, applying the criterion of materiality to ENDESA’s specific situation and circumstances. 10 Sustainability Report 2006 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD link for 230 KV.

Also, the GRI guidelines for defining the content of the Report have been followed, applying the four principles to assure that balanced, reasonable information on the Company’s performance is furnished. At the same time, the three assurance principles required by AA1000 Accountability standards -namely, the materiality or relevance of all areas of performance covered, the completeness of the information included in the Sustainability report and ENDESA’s responsiveness to shareholders concerns and interests- have been taken into account. 02.1. MATERIALITY PRINCIPLE For the second consecutive year, ENDESA has carried out a materiality study before drafting its Annual Sustainability Report, with a view to analysing any significant corporateresponsibility issues in the context of the Company’s specific characteristics and circumstances. The study is based on identifying material topics taking into account the maturity and risk involved in the matters under study from three different viewpoints: • The energy sector according to socially responsible investors and according to our competitors’ behaviour. • Stakeholders’ expectations as reflected via the media. • Emerging challenges and issues from the viewpoint of sector regulators and Internet-based opinion-formers. The energy sector is probably the one with the highest standards in terms of sustainability/corporate responsibility. Every year, best practices in sustainability are rapidly implemented by all companies. Issues that last year were still emerging have increased their maturity and risk to the point of becoming necessary or at least widespread. The issues on which ENDESA focused particularly in 2006 were: Creation of value for shareholders, Brand performance and response to consumers, Management of relations with providers, Employees’ satisfaction, Occupational health and safety and Biodiversity. Of the material issues for the sector, only energy dependence was not considered by ENDESA in its Sustainability Report for 2005. However, since it was valued as urgent in the materiality study for 2006, it has been included as a relevant topic in this Report. 02.2. PRINCIPLE OF STAKEHOLDERS’ PARTICIPATION In order to acknowledge stakeholders’ needs and expectations appropriately, three conditions must be met: identification, dialogue and management of expectations, and transparency. The Company’s stakeholders are identified via the Seven Commitments for Sustainable Development. ENDESA takes its stakeholders’ expectations into account in the Materiality Test. It makes available the communication channels described in this Report to facilitate and streamline their involvement and communications with them. Also, a two-way communications process with key stakeholders has been devised, based on interviews and meetings, to detect their expectations and the strengths and weaknesses of the Company’s Sustainability Policy and how it is reported. The conclusions drawn from these contacts will be put into practice from 2007 onwards and they will lay the foundations of 2008- 2012 Sustainability Strategic Plan, which working-out has already been started. Sustainability Report 2006 11 endesa06 2002 In Accordance C C+ B B+ A A+ Compulsory Self-declaration _ Optional External verifier _ Reviewed by GRI Informe de Sostenibilidad de ENDESA 2006 COBERTURA ENDESA Sustainability Report 2006 COVERAGE CONTENT QUALITY Materiality Thoroughness Sustainability Precision Periodicidad

ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD 12 Sustainability Report 2006 Clarity Comparability Balance Stakeholder groups Reliability

02.3. PRINCIPLE OF SUSTAINABILITY CONTEXT ENDESA’s commitment towards sustainability stems from its Mission as a company, in which it defines itself as a multinational company that is responsible, efficient and competitive. ENDESA has taken this commitment very seriously when preparing this report, identifying the challenges posed by sustainable development for the management of such a basic community service as electricity, and presenting its results in the context of its sustainable-development management and strategy. 02.4. PRINCIPLE OF THOROUGHNESS The three principles outlined above have been taken into account to delimit the Report’s scope and coverage, so that it reflects any significant social, economic and environmental impact by means of a data-collection system that is uniform for all the Company’s businesses. 02.5. PRINCIPLES OF INFORMATION QUALITY If you have any queries regarding the content of this Report, please contact: Environment and Sustainable Development Direction ENDESA C/ Ribera del Loira 60, 28042 Madrid (Spain) For further information, visit the corporate website at www.endesa.es 03. SUSTAINABILITY AT ENDESA 03.1. STRATEGIC THINKING As a company, ENDESA is committed towards sustainable development, expressing this commitment in its corporate Vision: to be an operator in the energy business and related services, focusing on electricity, and a multinational company that is responsible, efficient and competitive, committed to safety, health and the environment. This Vision promotes financial growth within the framework of sustainable development. This is also found in the Company’s definition of its corporate Mission: • To maximise the value of its shareholders investments. • To serve its markets and exceed its customers’ expectations. • To contribute to the development of its employees. This vocation for sustainable development is manifested in the Corporate Values that make up the Company’s principles of conduct. Making them happen calls for strategic instruments that enable them to be implemented. Indeed, ENDESA’s Corporate Strategic Sustainability Map is one of the cornerstones of its management model. The structure of this Report is based on the Seven Commitments for Sustainable Development upon which all ENDESA’s actions are also based. Sustainability Report 2006 13 endesa06 PRECISION AND CLARITY. The quantitative and qualitative information supplied is in sufficient detail to meet the expectations of the various stakeholders. Also, the information compiled is shown in such a way to make it as comprehensible and accessible as possible for the various stakeholders. REGULARITY. ENDESA reports annually on its financial, social and environmental performance by preparing a Sustainability Report, while the contents of its website are updated on a more frequent basis. Once of the commitments is to disseminate the Sustainability Report annually together with reports on its finances and business activities. RELIABILITY. For the third consecutive year, This Sustainability Report includes an Independent Assurance Report, prepared this year by Deloitte, the Company’s financial auditors. BALANCE. The Report reflects negative as well as positive aspects and omits no information that could present a biased picture. COMPARABILITY. As in previous years, the application of the GRI guidelines enables the evolution of ENDESA’s sustainable behaviour to be followed via indicators of financial, social and environmental performance. It should be noted in this respect that the Financial Accounts for 2005 and 2006 have been prepared in accordance with the criteria of the International Financial Information Standards (NIIF). With a view to facilitating comparison, data for 2004 has been used, as revised last year applying these standards. ENDESA’S CORPORATE VALUES PEOPLE. We work to ensure development opportunities for all Company employees, based on merit and the professional contribution made. HEALTH AND SAFETY. We make a firm commitment towards occupational health and safety by promoting a preventive culture. TEAM WORK. We encourage involvement towards achieving a common goal, sharing information and knowledge. ETHICAL CONDUCT. We encourage professionalism, moral integrity, loyalty and respect to others. CUSTOMER GUIDANCE. The focus of our efforts is to boost customer satisfaction by providing competitive, high-quality solutions. INNOVATION. We strive constantly to improve and find innovative solutions to meet the maximum profitability criteria. ORIENTATION TO RESULTS. Our activities are aimed at achieving the objectives of the business project and profitability for our shareholders, endeavouring to exceed expectations. COMMUNITY AND THE ENVIRONMENT. We are socially and culturally committed to the community. We adapt our business strategies to preserving the environment.

ENDESA defines itself in its Vision as a multinational company that is responsible, efficient and competitive These Commitments are turned into specific goals and initiatives through the Strategic Environment and Sustainable Development Plan 2003-2007, compliance with which is enforced by the Company’s management. 03.2. ENDESA’S SUSTAINABILITY POLICY: SEVEN COMMITMENTS FOR SUSTAINABLE DEVELOPMENT Sustainable development is an integral part of the Company’s strategy, policies and operations. This principle takes shape in the seven commitments to Sustainable Development undertaken as a Sustainability Policy and published in 2003, and which have been promoted since then among its different companies, employees, providers and contractors. 14 Sustainability Report 2006 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD Commitment to good governance and ethical behaviour Commitment to environmental protection Commitment to the health, safety and personal and professional development of our employees OUR COMMITMENT TO THE FUTURE Commitment to the creation of value and profitability Environmental dimension Economic dimension Social dimension Commitment to the development of the societies in which we operate Commitment to service quality Commitment to efficiency ENDESA’s commitment to sustainable development is set out in its Sustainability Policy, the text of which reads as follows: We are an international energy utility, with electricity as our core business and a growing presence in the gas industry, and a supplier of other related services. Our objective is to supply our customers with quality service responsibly and efficiently, while providing a return to our shareholders, fostering our employees’ professional development, assisting with the development of the social environments where we operate and using the natural resources necessary for our activities in a sustainable manner. We are aware that we must fulfil our economic, social and environmental responsibilities in a balanced way, based on sustainability criteria, if we are to maintain our current leading position and reinforce it in the future. The following commitments to sustainable development constitute the guidelines and foundation for our conduct in this area. Compliance with them is expressly promoted by Company Management and concerns each and every one of us who work at the Company or on its behalf; this is why we extend them to our contractors and suppliers and allow third parties to evaluate our compliance. This Policy is formulated through Seven Commitments for Sustainable Development aimed at each stakeholder group: • Our customers, commitment to service quality. • Our shareholders, commitment to the creation of value and profitability. • Our people, commitment to the health, safety, and personal and professional development of persons working at ENDESA. • Our conduct. Commitment to good governance and ethical behaviour. • Our environment: commitment to environmental protection. • Innovation, commitment to efficiency. • Social: commitment to the development of the communities in which we operate. SEVEN COMMITMENTS FOR SUSTAINABLE DEVELOPMENT

03.3. STRATEGIC ENVIRONMENT AND SUSTAINABLE DEVELOPMENT PLAN 2003- 2007 (PEMADS) The PEMADS 2003-2007 was designed to address the challenges and take advantage of the opportunities posed by changes in the environmental regulatory framework and the growing valuation and acknowledgment of ENDESA’s commitment towards a sustainable development model by different stakeholder groups, particularly investors. The PEMADS 2003-2007 was prepared by the Environment and Sustainable Development Division and approved by the Company Management. It was directly implemented at the Corporate Headquarters and the Company’s business in Spain and Portugal. In the Company’s European business, the subsidiaries Endesa Italia and Snet (France) also have their own Strategic Environment and Sustainable Development Plans, based on the PEMADS. In the Latin American business, a PEMADS is in force and used as a reference guide by all the distribution and generation companies. As the fourth year of implementation begins, with 80% of the targets having been met by December 2006, and the end of the Plan’s period approaches, its content has been revised in order to go beyond those areas where the level of compliance was highest in previous years and foster the development of areas where, over the four-year period of the PEMADS 2003-2007, the most room for improvement was recorded in terms of the Company’s performance matching its stakeholders’ expectations. Certain programmes have therefore been intensified and strengthened, such as the implementation of environmental management systems (EMSs), climate-change initiatives, waste and effluent management, reducing raw-materials consumption, demandmanagement and energy-efficiency plans, and initiatives to assure ethical behaviour. 80% of the PEMADS 2003- 2007 has been complied with as of December 2006 The successful results obtained have led the Environment and Sustainable Development Division to begin to draft the Strategic Sustainability Plan (PES) 2008-2012, to define the actions to be taken by the Company in this area over the years to come, with the objective of maintaining ENDESA’s position as a world benchmark in business sustainability. ENDESA drafts a new Strategic Sustainability Plan for 2008-2012 to maintain its leadership in this area 03.4. SUSTAINABLE DEVELOPMENT MANAGEMENT: ORGANISATION AND RESPONSIBILITIES To assure the integration of the sustainability strategy in its business management, ENDESA has a top-level Environment and Sustainable Development, composed of members of the Executive Management Committee and chaired by the CEO. This Committee approves plans, programs and actions relating to sustainability and is responsible for monitoring implementation of the Strategic Plan for the Environment and Sustainable Development. The role of committee secretary corresponds to the Environment and Sustainable Division, which coordinates and drives its own initiatives and those of the various corporate units and areas of business. ENDESA has set up a coordination structure to pursue its strategic sustainability objectives and assure the execution of the plans, programmes and actions carried out. For this task it set up the Sustainability Group, composed of representatives of 12 Company divisions, which provides a global, diversified vision of the actions to be developed, with the following key objectives: • Analysing the expectations of stakeholder groups. • Designing and implementing actions to enable continuous improvement in sustainability. • Proposing new plans, programmes and actions to the Environment and Sustainable Development Committee. To ensure that the sustainability strategy is implemented in a homogeneous, coordinated way, this structure -composed of the top-executive-level Environment and Sustainable Development Committee and the Sustainability Group- is replicated for each area of business. Every year, the Sustainability Groups, both at the corporate level and for the business in Spain and Portugal, propose an Annual Sustainability Action Plan (PADS) to the Environment and Sustainable Development Committee. Sustainability Report 2006 15 endesa06

Insofar as the Latin American business is concerned, the generation and distribution subsidiaries have their own Environment and Sustainable Development Committees (COMADES) and Environment and Sustainable Development Departments (GEMADES), and prepare Sustainability Action Plans annually or every two years, which are approved by the each company’s Environment and Sustainable Development Committee. 03.5. ANNUAL SUSTAINABILITY ACTION PLAN (PADS) The PADS convert the commitments included in the Strategic Plan for the Environment and Sustainable Development into specific actions and responsibilities. Each Plan must include: • Actions that make it possible to comply with the objectives of the Strategic Plan for the Environment and Sustainable Development. • Actions proposed by the Sustainability Group from each area after dialogue with stakeholder groups. The corporate-level PADS included 62 actions in 2006, thus maintaining the high number of proposed actions achieved in 2005. The 2006 PADS consisted of seven programmes designed to address the seven commitments that define ENDESA’s Sustainability Policy. By the end of December 2006 an exceptional degree of compliance had been achieved, with 98% of actions already completed or in progress (61% completed, 37% in progress); no actions remained under study and only one had finally been discounted as unviable. Since 2005, in parallel to the corporate initiatives, the Latin American areas of business and companies have implemented annual or biannual PADS. The latter are called Strategic Sustainability Plans in the case of distribution companies and Operational Business Sustainability Plans (POSE) in the case of generation firms. These Plans distribute the responsibilities and tasks that correspond to the departments and operational units of the Company, allowing self-assessment of compliance with the objectives set in each ambit, thereby becoming permanent consulting tools to determine the value of business operations for investors, markets and society at large. In order to conclude the period covered by the PEMADS 2003-2007, the PADS ‘07 will continue to serve as a driving force of actions that improve ENDESA’s position with regard to the most relevant issues for the Company’s stakeholder groups, such as those related to social initiatives, excellence of service, local roots, technology and innovation, corporate governance and transparency, communicating sustainability, energy efficiency and the management of demand. 16 Sustainability Report 2006 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD STRUCTURE OF ENDESA’S SUSTAINABILITY STRATEGY Valores Seven commitments for sustainable development ENDESA’s people Corporate Divisions and areas of business Sustainability Group Environment and Sustainable Development Committee Executive Management Committee Mission Vision Values The Company’s strategic plan Strategic plan for the environment and sustainable development Annual action plan for sustainable development (PADS) Annual action plans of units or areas of business Individual targets for those making up ENDESA at all group companies

03.6. INDIVIDUAL SUSTAINABILITY TARGETS FOR ENDESA’S PEOPLE Practical compliance with ENDESA’s Seven Commitments for Sustainable Development involves everyone who works at the Company, since all its businesses and subsidiaries apply the criterion that individual performance targets that are taken into account for salary-calculation purposes are related to the actions included in the PADS. 04. DIALOGUE WITH STAKEHOLDER GROUPS ENDESA is convinced that establishing fluid, ongoing dialogue with all its stakeholder groups is essential in order for its business objectives to be accomplished. The Company has identified as stakeholder groups those with whom it has a contractual or legal relationship (customers, employees and public authorities) and those with whom it has acquired a commitment to generate value (shareholders and the community). For this purpose, it has multiple specialised liaison channels that enable it to maintain communications that are appropriate for the needs of each stakeholder group. Sustainability Report 2006 17 endesa06 Public authorities Customers Employees • Liaison with trade unions • Human Resources Department • Hotline, Corporate Portal, Actualidad Endesa, América Endesa, canalEndesa • Advisory Boards • Territorial Boards • Environment and Sustainable Development Department • Information Centres • Sales offices and Service Points • Call Centres • Endesa Online • Commercial Managers • Ombudsman Company Media Suppliers Regulator Shareholders • Cenit • Channel for suppliers • Corporate divisions • Communications Directions • Shareholders’ office • Relations with Investors Direction Dialogue with stakeholder groups is a key part of the implementation of the Sustainability Policy of ENDESA

2006 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD SHAREHOLDERS Shareholders’ Office ENDESA 14,899 calls dealt with. AND INVESTORS 643 e-mails. 2,522 letters. 8,134 visits. Investor Relations Direction ENDESA 2 “roadshows” presented at 175 meetings held in 11 countries 11 public presentations to analysts and investors. 143 attendees in person, 52 by telephone and 374 via webcasts. 210 individual meetings with analysts and investments, 438 via conference calls. EMPLOYEES Hotlines Spain 714 internal communiqués (hard copy and digital) with information on the Company’s activities. Italy 53 internal communiqués with information on the Company. France 50 internal communiqués on Endesa France and the ENDESA Group. Latin America 1,783 internal communiqués. Corporate Portal ENDESA 2,376,896 individual visitors*. Endesa France 80,328 visits per year. Actualidad Endesa Spain Internal monthly magazine for distribution to ENDESA employees in Spain (15,000 samples per month). Endesa América Latin America Internal bi-monthly magazine for distribution to ENDESA employees in Latin America. CanalEndesa ENDESA Audiovisual network with TFT panels at workplaces with a high number of workers. Nostrum Mailbox ENDESA 1,500 queries received Messages Spain 134 messages (hard copy and digital) with internal communications. Italy 3 internal messages. Latin America 493 internal messages. Meetings with senior management Spain 179 meetings for the Company Management to learn about employees’ interests, concerns and aspirations. France 120 meetings between directors and their teams. Latin America 52 meetings in Coelce (Brazil) and Edegel (Peru). SUPPLIERS & CONTRACTORS Telephone Attention Centres ENDESA Group 38,182 calls with an average resolution time of 2.16 minutes. for suppliers (CENIT). The main topics covered were billing, contracts and orders, technical conformance of contracts, deposits, blocked payments, incorrect data and standing-order changes. 558,028 bills paid. CUSTOMERS Sales offices Spain 56 offices, 4 of them outside the distribution area. 5 million contacts. 414 service points, 30 of them outside the distribution area. 1 million contacts. Argentina (Edesur) 21 offices, 20 of them equipped with self-help moduls. 80 service points. 5.3 million contacts. Peru (Edelnor) 10 offices. 46 service points. 0.4 million contacts. 3.3 million queries via self-help moduls. Brazil 249 offices. (Coelce and Ampla) 442 service points. 3.5 million contacts. Colombia (Codensa) 16 offices, 15 of them equipped with self-help moduls. 7 service points. 703,562 contacts and 721,531 queries dealt with via self-help models. Chile (Chilectra) 14 offices, 13 of them equipped with self-help moduls. 55 service points. 951,073 contacts and 1.6 million queries dealt with via self-help models. Stakeholders Channel Ambit Dimension data in 2006

19 endesa06 CUSTOMERS (Cont.) Call Centres (CAT) 24/7 service Spain 3 physical platforms. 10 million incoming calls from the regulated market. 1.46 million incoming calls from the deregulated market. 5.9 million outgoing calls. Peru (Edelnor) 1 call centres. 1.8 million calls managed. Brazil 9.4 million calls managed. (Coelce and Ampla) Colombia 1 call centres. (Codensa) 4.4 million calls managed. Chile (Chilectra) 2 call centres. 1.8 million calls managed. Customers Internet Channel Spain 152,500 customers registered in Endesa Online. 2 million queries. Peru (Edelnor) 2,519 queries managed. Brazil 916,094 queries managed. (Coelce and Ampla) Colombia 60,121 customers registered. (Codensa ) 7,481 queries managed. Chile (Chilectra) 132,657 customers registered. 6,063 queries managed and an average of 576,403 individual visits per month. Personalised attention Spain 352 managers divided by segments: major customers (86), SMEs from commercial managers (149), new building (54), small business (38) and general public (25). 618 visits per manager on average. Ombudsman Spain 627 complaints. 67% of complaints resolved through mediation. SOCIETY Advisory Councils Spain In territorial markets (Catalonia, Andalusia and Badajoz, Balearic Islands, Canary Islands and Aragon), composed of Company directors and representatives of the social and economic fabric of society. Ethics Channel ENDESA 16% of complaints led to corrective measures, sanctions or the redesign of processes. MEDIA Press releases Spain 930 press releases. 83 press conferences. Italy 54 press releases. 2 press conferences. France 20 press releases. 3 press conferences. Latin America 1,384 press releases. 26 press conferences. Media contacts* Spain 1,082 contacts in person and interviews. 38,141 contacts by telephone and e-mail. Italy 82 contacts in person and interviews. 4,500 contacts by telephone and e-mail. France 50 contacts in person and interviews. 3,000 contacts by telephone and e-mail. Latin America 1,758 contacts in person and interviews. 15,249 congtacts by telephone and e-mail. * Estimation. Stakeholders Channel Ambit Dimension data in 2006 Sustainability Report 2006 19

05. COMPLIANCE WITH THE PUBLIC COMMITMENTS ACQUIRED BY ENDESA 05.1. THE UN GLOBAL COMPACT The Global Compact is an international initiative promoted by the UN in order for companies, international workers’ organisations, non-governmental organisations and other entities to make a commitment to undertake, adopt, support and promote ten basic universal principles related to respecting human rights, labour regulations, the environment and the fight against corruption and bribery. Adherence to the Compact involves the commitment by signatories to implement its ten principles in their day-to-day management and activities and report annually to the UN and society as a whole, with publicity and transparency, on the progress made in this process. ENDESA voluntary subscribed to the Global Compact in March 2002, considering it to be an instrument that was in line with the objective’s of the Company’s Sustainable Development Objectives. ENDESA has always felt that it should play a dynamic role in supporting, promoting and disseminating the principles of the Global Compact, integrating them throughout its internal management, reporting regularly on the progress made and fostering the dissemination of its principles among the general public as a whole. ENDESA relieves that its commitment to comply with the principles of the Global Compact is better assured if, besides dripping down from senior management to the rest of the organisation, it is also assumed and transferred upwards from the basic levels. For this reason, the Company has informed all its employees of the commitments and progress made by means of a letter from the CEO. It has also encouraged its suppliers and contractors to adhere to the Global Compact by means of a Corporate Responsibility Protocol and has acted as a driving force for all its subsidiaries to adhere directly to the Global Compact. As part of this understanding of its leadership role in relation to the application of the principles of the Global Compact, ENDESA has extended its commitment to the principles to all its subsidiaries and holdings individually in Europe and Latin America, thereby assuring more effectively the entire organisation’s commitment to comply. Also in this area, the Company undertook with its subsidiaries a joint process of reflection on the specific meaning of the Global Compact principles for ENDESA, their implications and the tools available to implement them. This process culminated in the preparation of the “Guide for the Development and Implementation of the Principles of the Global Compact at ENDESA and its Holdings” -a “route map” to facilitate and foster comprehension, adhesion, compliance and information on the Global Compact principles throughout its subsidiaries and holdings. Also in 2006 ENDESA continued to play a relevant role in institutions related to the Global Compact. Its deep involvement with these institutions, which dates back to the creation of the Spanish Global Compact Association (ASEPAM), of which ENDESA is a founder member, has continued with the Company’s active participation on the Spanish Global Compact Executive Committee and Square Table since they were first set up. Since 2006 ENDESA has also occupied the Vice Presidency of ASEPAM, in recognition of the Company’s commitment to the Global Pact, and it works with the Association on an ongoing basis, participating in Learning Forums to share its experiences in this ambit. This presence in institutions related to the Global Compact has occurred not only in Spain, but also in other markets where the Company operates, such as Argentina, Peru, Colombia, Brazil and particularly Chile, where Endesa Chile participated in permanent working meetings between member firms of the Global Compact, with the UNDP as the focal point. When it comes to disseminating the principles of the Global Compact in society as a whole, ENDESA has collaborated in various forums and public events organised by ASEPAM in Spain, as well is in local forums in the various countries where 20 Sustainability Report 2006 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD

it operates, preparing and publishing documents on the Pact that have continued to be distributed in 2006, such as “Endesa and the Global Compact: Ten Questions and Answers”, and has updated the relevant information on the corporate website. 05.2. OECD PRINCIPLES FOR MULTINATIONALS In 2005, ENDESA included in its principles for good governance those set out in the Code of Conduct for Multinationals proposed by the Organisation for Economic Cooperation and Development (OECD), the objectives of which are as follows: • Achieving sustainable economic growth and financial stability with a view to enabling potential progress in the standard of living of member countries to be realised and contributing towards global economic development. • Supporting the building of a healthy global economy, not only in member countries but also in developing countries. • Contributing towards global growth multilaterally and nondiscriminatorily. As table in following page shows, the principles of this Code have been integrated through specific actions in line with the Company’s Seven Commitments for Sustainable Development. Sustainability Report 2006 21 endesa06 GLOBAL COMPACT PRINCIPLES GLOBAL COMPACT PRINCIPLES Human rights 1. To support and respect the protection of internationally proclaimed human rights. 2. To make sure that they are not complicit in human rights abuses. Labour standards 3. To uphold the freedom of association and the effective recognition of the right to collective bargaining. 4. The elimination of all forms of forced or compulsory labour. 5. The effective abolition of child labour. 6. The elimination of discrimination in respect of employment and occupation. Environment 7. To support a precautionary approach to environmental challenges. 8. To undertake initiatives to promote greater environmental responsibility. 9. To encourage the development and diffusion of environmentally friendly technologies. Anti-corruption 10. To work against all forms of corruption, including extortion and bribery. Brazilian Global Compact Committee Spanish UN Global Compact Association (ASEPAM) Friends of the Global Compact Forum in France Global Compact in Peru Global Compact in Chile Global Compact in Italy Global Compact in Poland UNDP Turkey Global Compact office in Argentina GLOBAL COMPACT’S ASSOCIATIONS IN EUROPE AND LATIN AMERICA

ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD For further information on the OECD Principles for Multinational Companies, visit http://www.oecd.org Taxation • Companies must comply with all legal and regulatory tax requirements in all countries where they operate and make every effort to act in accordance with both the letter and the spirit of such legal and regulatory requirements. Commitment to good governance and ethical behaviour • The Company has an Auditing and Compliance Committee which supervises good corporate governance and transparency in the ambits of economics, finance and external auditing. _ Competition • Companies must carry out all their activities competitively, developing all their activities in a way that is compatible with all applicable competition-related legislation and cooperating with authorities acting to defend competition. Commitment to good governance and ethical behaviour • ENDESA is an active operator on the deregulated markets in the countries where it is present. • In Spain and Portugal it is the leading seller of electricity on the deregulated market, with over 1 million customers in the two countries. • In recent years it has achieved improvements in the unit costs of operations to access the Spanish deregulated market and its capacity to manage access applications. _ _ Commitment to efficiency • Implementation of the ISO 14001 environmental standard. • RDI-management system certified under the AENOR UNE 166002 standard. • Creation of the NOVARE awards for the international scientific community, with an edition in parallel for employees. • Partnership agreements with the Catalonia and Aragon Regional Governments and the Andalusian Technical Corporation to foster RDI development. Science and technology • Guarantee that its activities are compatible with the science and technology policies and plans of the countries in which it operates. • Carry out scientific and technological development work in host countries to address the needs of the local market. • Work with local universities and public research institutions and participate in research projects in partnership with other enterprises. _ Commitment to service quality • Endesa Red’s General Quality Plan • Endesa Energía’s Customer Service Excellence Plan. Consumers’ interests • In its relations with consumers, apply fair business, marketing and advertising practices and take every reasonable step to assure the safety and quality of the goods and services supplied. _ Commitment to good governance and ethical behaviour • Ongoing watchfulness of how conflicts of interest are resolved. • Specific codes on corruption and relations with suppliers and contractors are in place. • Formal procedures for dialogue with public authorities, NGOs and multilateral organisations. Anti-corruption • Companies shall not offer, promote, give or demand, directly or indirectly, any illicit payments or other undue advantages in order to obtain or keep a contract or other illegitimate advantage. _ Commitment to environmental protection • Investment plan to reduce emissions. • Revaluation of ash and slag. • New Capacity Programme 2004-2009 in Spain and Portugal. • Participation in the Energy Wisdom Program (Eurelectric). • Promoting the use of renewable energy sources and cogeneration. • Biodiversity-conservation programmes Environment • Establish and maintain an appropriate environmental-management system. Assess and take into account in decision-making any expected impact related to the environment. • Promptly provide suitable information on the effects of the company’s activities on the environment, on health and on safety. • Constantly strive to improve the company’s environmental results. • Train employees in environmental and health and safety matters. _ Commitment to the health, safety, and personal and professional development of persons working at ENDESA • ENDESA and its subsidiaries and holdings have adhered to the Global Compact. • Occupation health and safety is expressly included in its Corporate Values. • It has established its corporate Occupational Health and Safety Policy and disseminated it among its employees and those of its contractors. • It requires contractors to comply with all relevant legislation in each country to eradicate child labour. Employment and labour relations • Respect workers’ rights to be represented and facilitate the work of their representatives. • Contribute towards eliminating child labour and all kinds of forced or compulsory work. • Not discriminate between workers, although positive discrimination to promote greater equality is an option. • Alleviate as much as possible the negative effects of ending or changing activities. _ Commitment to the creation of value and profitability • Maximum publicity about the AGM and increase in communication channels between shareholders and the Company. • Publication of the sixth Annual Sustainability Report. Commitment to good governance and ethical behaviour • Code of conduct for directors and employees. • Setting up an ethics channel on the corporate website and intranet. Publications and information • Assure the prompt, regular disclosure of reliable, relevant information on its activities, structures, financial situation and results. • Apply strict quality standards in all tasks related to the dissemination of information, accounting and auditing. • The inclusion of declarations of values, information on riskmanagement systems and information on labour relations are encouraged. Extract from OECD guidelines ENDESA has included these guidelines in its policy for multinational companies through its Seven Commitments Progress 22 Sustainability Report 2006

Sustainability Report 2006 23 endesa06 The Millennium Summit of the United Nations in 2000 established eight key Millennium Development Goals (MDGs). These eight ambitious goals are aimed at improving the life quality and future prospects of millions of people around the world. ENDESA shares these goals and is contributing to their achievement through the development of its businesses, the promotion of the use of renewable energies, the application of its diversity management and work-life balance policies, approved in 2006, and its participation in social and economic development and education initiatives. ENDESA, as a founding partner of the Spanish Global Compact Association, of which it has been vice-chairman since 2006, fosters the links between the member companies of this Pact and the multilateral and international organisations charged with meeting the Millennium Development Goals. The Millennium Development Goals are as follows: • Goal 1: To eradicate extreme hunger and poverty, halving by 2015 the proportion of people whose income is less than $1 per day and the proportion of people who suffer from hunger. • Goal 2: To achieve universal primary education, ensuring that, by 2015, children everywhere, boys and girls alike, will be able to complete a full course of primary education. • Goal 3: To promote gender equality and empower women, eliminating gender disparity in all levels of education no later than 2015. • Goal 4: To reduce the under-five child mortality rate by two-thirds by 2015. • Goal 5: To improve maternal health, reducing by threequarters the maternal mortality ratio by 2015. • Goal 6: To combat HIV/AIDS, malaria and other diseases and to reverse the spread of HIV/AIDS by 2015. • Goal 7: To ensure environmental sustainability by: I) Reversing the deterioration and loss of environmental resources by 2015. ii) Halving the proportion of people without sustainable access to safe drinking water and basic sanitation by 2015. iii) Significantly improving the lives of at least 100 million slum dwellers by 2020. • Goal 8: To develop a global partnership for development by: i) Addressing the special needs of the least-developed countries and, among other measures, introducing an enhanced program of debt relief. ii) In cooperation with developing countries, developing and implementing strategies for decent and productive work for youth, in cooperation with pharmaceutical companies, providing access to affordable essential drugs, and, in cooperation with the private sector, making available the benefits of new technologies, especially information and communications technologies. THE UNITED NATIONS MILLENNIUM GOALS

2006 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD ENDESA’s milestones in 2006 related to sustainability and future challenges ENDESA Commitments Areas of Action Key Milestones The Future • Develop equalopportunities, diversity and anti-discrimination programmes. • The development of the Nostrum management platform for HR information has continued. In 2006 the basic modules were implemented in Brazil and Argentina and the employee selfservice and person-management modules in Chile, Colombia, Brazil and Peru. • The Executive Committee has approved the Diversity management Plan to assure equal opportunities. • Implement the basic modules of the Nostrum Project in France. • Reinforce the recruitment of women and multiculturalism. • Obtain certification as a family-responsible company. • Value the level of employees’ satisfaction. • Results Communication Plan based on priority action areas detected in the Working Climate Study. • Implement the working-climate survey throughout 2007. Commitment to the health, safety, and personal and professional development of persons working at ENDESA • Provide training and work tools to render a quality service. • In Spain and at Codensa in Colombia the Company has implemented an upgrade of the Performance Assessment System (applied to directors and other groups with certain management responsibilities), taking into account improvements suggested by those affected and the replies received via the Assessment Quality Thermometer. • Include indicators of its Performance Management System on the company’s Balanced Score Card (BSC). Commitment to the creation of value and profitability • Tools that ensure that ENDESA’s message reaches ethical investors. • ENDESA has achieved the maximum score for the world electrical sector on the Dow Jones Sustainability World Index and Dow Jones Sustainability Stoxx. This is the sixth time that ENDESA has been selected for inclusion in these indexes, which are the key international benchmarks for sustainable development. • Maintain leadership positions on the world’s major sustainability indexes. • Improve specific information for ethical investors. • Encourage energy saving • Advice on the rational use of energy is given on the Endesa Energía website (canalendesaonline) and also on the back of all bills. • It has increased sales of highly energy-efficient air-conditioning equipment. • Its holdings in Latin America carry out a large number of campaigns every year to promote the safe, efficient use of electricity among the public. • Continue to carry out awareness-building and educational campaigns among customers to encourage the safe, efficient use of energy. • Drive the marketing of products and services that foster energy saving. • Maintain fluid communications with customers. • ENDESA is the only energy company with its own Customers’ Ombudsman. In 2006 he dealt with 627 complaints, of which 78% were resolved through mediation. • The Company also has an extensive network of service points in all markets where it distributes or sells energy, managing 37.3 million calls. • Improve customer service in technical services rendered directly by ENDESA. • Assure continuity of supply and speed of response in case of interruptions. • ENDESA recorded its best ever supply quality figure, with a System Average Interruption Duration Index (SAIDI) of 1 hour 55 minutes. • As well as those already underway in Brazil and Colombia, electrification initiatives in rural areas were extended to Argentina and Peru. • Maintain quality while addressing the growth in demand. • Generate greater public confidence in electricity installations. • Extend access to electricity in areas with deficient supply in economic viability conditions. Commitment to service quality • Value the degree of customer satisfaction. • In 2006 ENDESA broke its record for customer satisfaction in Spain, with a score of 7.86 out of 10. • It also broke the record for declared loyalty: 77% of its customers say that they intend to continue to be customers of the Company and recommend it to their acquaintances. • Maintain leadership position in perception of quality via excellence of service and ongoing improvement of objective supply-quality indicators. • Extend knowledge of customers’ expectations. 24 Sustainability Report 2006

Sustainability Report 2006 25 endesa06 • Conserving biodiversity. • ENDESA has completed the first phase of the project to clean and recondition ten 10 ibonesin the Pyrenees, for which it won the Aragon Environment Award. • The Endesa Natural Environments initiative has been launched. • The activities of the Huinay Foundation have continued, discovering 14 new marine species in 2004-2006. • Numerous projects and agreements have been developed under the Biodiversity Conservation Plan. • Intensify the minimisation of the impact of installations on the natural environment. • Continue with programmes under the Biodiversity Conservation Plan. • Play an active role in promoting and fostering the conservation of biodiversity. • Increase options for the generation of electricity with renewable energy sources. • In 2006 wind farms were commissioned in Spain, Portugal, France and Italy totalling approximately 350 MW. • An agreement has been entered into with the manufacturer of solar panels Isofotón to assure the availability of equipment in order to develop solar-powered plants. • Firm commitment to wind energy in all geographical areas where ENDESA is present. • New renewables installations in Spain with a capacity of 2,100 MW in the 2005-2009 period. Commitment to environmental protection • Offer climate-change solutions. • Presentation of the ENDESA Climate Initiative in China, Chile, Brazil, India and Mexico. • ENDESA has been included among the 100 leading companies providing climate-change solutions, according to the KDL Global Climate index. • Reduce CO2 emissions per MWh generated by 35% in the 1990-2007 period. • Continue to research new mechanisms to reduce emissions. • Strengthen public confidence in ENDESA’s corporate governance practices. • The website www.endesa.es has been adapted to the new requirements of the Unified Code for Good Governance in Spain. • 81% of the complaints submitted via the ethics channel were resolved in 2006. • Setting up a corporate-governance committee among the Board of Directors. Commitment to good governance and ethical behaviour • Include issues related to corporate responsibility among the duties of the Board of Directors. • A report on remuneration has been prepared, thereby increasing the level of transparency. • A programme has been defined for the members of the Board of Directors in order to provide new Directors with greater knowledge of the Company and its rules for corporate governance. • Implementation of training in good governance for the Board of Directors. • Continue with occupational health and safety plans • The accident-frequency rate improved by 20.8% in 2006 in ENDESA’s businesses as a whole. • ENDESA has adhered to the World Occupational Safety Declaration promoted by the ILO. • The total accident rate in ENDESA’s electricity and mining businesses in Spain improved by 40% in 2006 and is now better than the average for the sector. • The Strategic Plan for the Management and Prevention of Occupational Risks for the business in Spain and Portugal won the Expansión y EmpleoAward for Innovation in Human Resources and the Rioja Regional Government’s Prever Award. • Implementation of the DELFOS Project. • Certify operational units in Spain, Portugal and the rest of Europe under OHSAS 18001 (Occupational Health and Safety Assessment Series) in 2007-2008. • Develop programmes to attract and retain talent. • The talent identification, validation and management system for managers has been launched. • The Executive Committee has approved the ENDESA policy on balancing professional, personal and family life. • Preparation of individual development plans. ENDESA Commitments Areas of Action Key Milestones The Future

ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD 26 Sustainability Report 2006 • Greater involvement by employees and Territorial Boards in social initiatives. • The Company has launched ENDESA Solidarity, a platform on the Corporate Portal to allow donations by employees in Spain to be channelled to social projects. • Extend the implementation of ENDESA Solidarity, by improving the tool and carrying out awareness-building campaigns among employees. • Launch of a system to measure the impact of the Social Commitment on the Company’s reputation. • Provide an opportunity to submit social projects for funding via the Company’s website. • Investment of a total of Euro 31 million in implementing or promoting social development in 2006. • Review social investment criteria to bring them into line with the Company’s global strategy. • Strengthen the role of Advisory Councils in Spain for the management of local social initiatives. • Strengthen collaboration and dissemination regarding the promotion of commitments to local communities. • ENDESA, with the support of the International Labour Organisation (ILO), continues to develop the Youth Employment Promotion project in Latin America (Argentina, Brazil, Colombia, Chile and Peru). • Ampla, ENDESA’s subsidiary in Brazil, has won the award for the best Company Balance in 2006. • Increase local involvement and knowledge of what the public expect from ENDESA. Commitment to the development of the societies in which we operate • Establish business and internal-management process with a vision of: globality, flexibility, standardisation, excellence, mobility and modularity. • ENDESA was the first electricity company to certify its RDI-management system under the AENOR UNE 166002 standard. • RDI project to develop clean energy sources. • Achieve electricity generation that is sustainable and efficient with clean coal: CO2 separation, capture and destruction/valuation; oxycombustion, supercritical boilers, IGCC, etc. • 35 suppliers registered by Endesa Innovation Circles in Spain. • The Open system has been implemented to make maximum use of wind-farm capacity while avoiding risks of overloading. • Foster eco-efficiency in generation processes. Commitment to efficiency • Preparation and publication of EIA reports on each facility, reporting on the major local impact of activities and ENDESA’s efforts to prevent impact. • Certification of the remaining distribution territories (Aragon, Andalusia and the Canary Islands) under ISO 14001. • ENDESA’s 2005 Sustainability Report was the first published by a Spanish electricity company to be verified as compliant with the international standards ISAE 3000 and AA1000AS. • 100% of ENDESA España’s hydro energy was certified under ISO 14001. • By the end of 2006, 100% certification had been achieved under this standard for power generation and distribution by all the Latin American companies. • 47% of the energy distributed in Spain was certified under ISO 14001 (Catalonia and Balearic Islands territorial markets). • Publish transparent, open information on environmental protection. • Effectively assure environmental management through the implementation of management systems. ENDESA Commitments Areas of Action Key Milestones The Future

06. KEY DATA ON ENDESA IN 2006 06.1 COMMITMENT TO SERVICE QUALITY 06.2. COMMITMENT TO THE CREATION OF VALUE AND PROFITABILITY 06.3. COMMITMENT TO THE HEALTH, SAFETY, AND PERSONAL AND PROFESSIONAL DEVELOPMENT OF PERSONS WORKING AT ENDESA Sustainability Report 2006 27 endesa06 4:45 3:54 3:38 2:54 2:14 1:55 EVOLUTION OF TOTAL SAIDI* FOR ENDESA MARKETS IN SPAIN 2001 2002 2003 2004 2005 2006 ENDESA’S MAIN ECONOMIC DATA (_ million) 2002 2003 2004 2005 2006 Operating revenues 17,238 16,644 13,665 18,229 20,580 EBIT 3,582 3,144 2,846 4,244 5,239 Net profit 1,270 1,312 1,253 3,182 2,969 Total Assets 48,176 46,047 47,182 55,365 54,088 Net financial debt 22,747 17,250 18,698 18,281 19,840 Earnings per share (_) 1.20 1.24 1.19 3.01 2.80 Total shareholder remuneration (%) -32.7 42.9 18.0 32.8 72.1 ACCIDENT INDICATORS IN ENDESA’S SPANISH ELECTRICITY AND MINING BUSINESSES 2002 2003 2004 2005 2006 Total accidents 1,008 857 703 564 504 Fatal accidents 3 1 1 0 5* Frequency Index 16.98 16.59 14.26 11.95 9.80 Seriousness Index 0.70 0.78 0.77 0.71 0.45 * Amoung them, one heart-attack and one traffic accident. * System average interruption duration index.

06.4. COMMITMENT TO GOOD GOVERNANCE AND ETHICAL BEHAVIOUR. USE OF THE ETHICS CHANNEL 06.7. COMMITMENT TO THE DEVELOPMENT OF THE SOCIETIES IN WHICH WE OPERATE 06.5. COMMITMENT TO ENVIRONMENTAL PROTECTION 28 Sustainability Report 2006 ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANY IN THE WORLD INVESTMENT IN SOCIAL INITIATIVES (Millions of euros) 29.9 23.35 30.98 2004 2005 2006 COMPLAINTS SUBMITTED THROUGH ENDESA’S ETHICS CHANNEL (%) 2005 2006 EUROPE 21 16 Spain 21 16 LATIN AMERICA 79 84 Argentina 14 19 Brazil 14 8 Colombia 37 11 Chile 7 16 Peru 7 30 ENDESA’S SPECIFIC EMISSIONS (kgCO2/kWh) 2004 2005 2006 Spain and Portugal 0.51 0.54 0.501 Italy 0.55 0.50 0.53 France 0.00 0.92 0.92 Europe 0.55 0.62 0.53 Argentina 0.33 0.31 0.31 Chile 0.17 0.15 0.14 Peru 0.14 0.22 0.23 Colombia 0.00 0.00 0.006 Brazil 0.12 0.04 0.02 Latin America 0.17 0.18 0.16 ENDESA 0.41 0.44 0.42 ENDESA’S CAPACITY IN COGENERATION AND RENEWABLES IN SPAIN (MW) 2006* Wind 1.247 Minihydro 240 Cogeneration 443,2 28 Sustainability Report 2006

06.6. COMMITMENT TO EFFICIENCY Sustainability Report 2006 29 endesa06 EFFICIENCY OF ENDESA’S THERMAL PLANTS (%) Spain and Portugal 2004 2005 2006 Coal plants 36.1 35.66 35.52 Oil gas plants 32.4 33.79 34.15 CCGT (natural gas) 53.2 55.0 53.53 Italy Coal plants 39.3 34.82 35.02 Oil gas plants 39.4 34.80 36.42 CCGT (natural gas) 49.3 51.8 53.71 France Coal plants — 34.0 34.69 Latin America Coal plants 35.1 36.17 33.24 Oil gas plants 35.1 33.94 31.60 CCGT (natural gas) 53.4 48.62 46.34 Open cycle thermal plants (GO and FO) 31.3 23.95 29.19

ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 30 Sustainability Report 2006

ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Sustainability Report 2006 31 endesa06

COMMITMENT TO SERVICE QUALITY 01. QUALITY MANAGEMENT Quality management covers the entire life cycle of products and services and dealings with customers. In terms of service, customers mainly value two key aspects of ENDESA’s business: the quality and continuity of their supply. The quality systems in place at ENDESA have been developed based on the ISO 9000-2000 international standards. To assure the effectiveness and ongoing improvement of processes, Endesa Red, ENDESA’s distribution company on the Spanish market, systematically applies “Lean” and Seis Sigma management systems and methodologies. Implementing them means modifying internal rules, procedures, processes and any other documents related to the services provided to the most widely recognised and highly valued quality standards for today’s market. 32 Sustainability Report 2006

22.7 million customers 1 hour 55 minutes SAIDI in Spain 220,299 GWh sales 99.98% service availability in Spain endesa06 Sustainability Report 2006 33

ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS In 2001, ENDESA’s Interruption Time or SAIDI (System Average Interruption Duration Index) in Spain was 4 hours 46 minutes - higher than the country’s sector average. The circumstances at the time meant applying basic reactive policies to deal with any supply incidents as the options for anticipating service-quality issues were limited. Between 2001 and late 2004 ENDESA invested over Euro 3,100 million in improving its electricity-distribution infrastructures, enabling a significant improvement in supply quality to be recorded. By 2004 the SAIDI had been cut to 2 hours 54 minutes - a 39% improvement over the 2001 figure. Also, in early 2004 ENDESA decided to take a further step to overcome this challenge by devising and developing a Quality Business Plan consisting of a wide range of programmes, focusing on three key areas: Progressing to reduce the SAIDI even further by grouping all initiatives related to this goal under the Metodica® Pi/2 Plan. Optimising investments and the use of resources with a view to maximising their impact on service quality and customers’ perceptions. To achieve this, ENDESA developed a model to prioritise its distribution investments, which has been recognised as one of the most advanced in Europe. Greater efficiency in using resources has, apart from reducing costs, further accelerated the process of improving customer service while at the same time maximising the positive impact on society. The management of suppliers and contractors, with a view to transferring improvements in efficiency to partner firms and keeping costs well balanced. At the same time, ENDESA has developed its own Customer Perception Measurement (MPC) system to assess service quality in terms not only of technical data but also of perception. This practice enables the Company to identify strengths and areas of improvement to allow measures to be taken that are in tune with customers’ expectations, and thereby improving ENDESA’s future trust-based relationships with them. This system generates regular results, both globally and locally for each type of service required, beyond the continuity of supply and quality of electricity supplied. In summary, the operational and efficiency improvements made under the Quality Business Plan, together with the optimisation of the growing investments made in the associated distribution facilities, have led to a SAIDI of 1 hour 55 minutes being recorded for 2006 - a 59% improvement on the 2001 figure, following an investment of almost Euro 6,500 million over the six-year period in question. This SAIDI is currently better than the sector average, and its positive trend has continued further into the first quarter of 2007, when the Company has once again beaten its own previous supply-quality record. Over the next few years, ENDESA faces various challenges if this improvement is to continue. First, to further explore the application of the programmes making up the Quality Business Plan, foster new and improved ways of doing things and generate initiatives to apply improved practices on a general basis. All this in the context of a significant increase in the demand for electricity and the existence of certain obstacles in the path of developing new electricity infrastructures, which will require working closely with the various authorities involved in order to be successfully overcome. Second, to intensify the Company’s partnerships with its suppliers and contractors with a view to accelerating the transfer of operational improvements and the vocation for customer service that are ENDESA’s trademarks. CASE STUDY: QUALITY BUSINESS PLAN Our challenge: to optimise the development andmanagement of electricity grids to benefit our customers 34 Sustainability Report 2006

02. SERVICE QUALITY CONTINUITY OF SUPPLY AND SPEED OF RESPONSE IN CASE OF INTERRUPTIONS In 2006, the Company continued to invest heavily in distribution facilities, i.e. those that are most directly related to supply quality and security. The investments in distribution made by ENDESA in Spain and Latin America in 2006 (no distribution activities are undertaken in the other European countries where the Company is present) totalled Euro 1,901 million. This level of investment was accompanied by operational improvements both in Spain, via Endesa Red’s Quality Business Plan, and in Latin America, via the individual programmes of many of its companies, such as the “Red Ampla” project, achieving significant improvements in the continuity of supply and reduction in distribution losses. 02.1. ACCESS AND SUPPLY SERVICES The Company accepts that its key responsibility towards society is to provide an essential service - supplying electricity - which means assuring customers’ access, responding to their demand and meeting their expectations with regard to the service. To achieve this, ENDESA develops the infrastructures and actions necessary to cover the evolution of the demand for electricity in the communities where the Company is present and reach as many customers as possible, paying attention to more vulnerable communities or those with greater difficulties gaining access to supply, as in certain rural parts of several Latin American countries. To address this particular issue, the Company develops specific actions, such as the “Light for All” programme in Brazil, as well as electrification initiatives in rural and underprivileged communities in Colombia, Peru and Argentina. 02.1.1. Iberian market: Spain and Portugal ENDESA has a total of 11.1 million customers in Spain, of which 1.1 million are on the deregulated market, with a market share of 39.7% of sales to regulated-market customers, 55.6% of sales to deregulated-market customers and 43.6% of total sales to end customers. Sustainability Report 2006 35 ENDESA’S ELECTRICITY SUPPLY IN THE SPANISH MARKET. MAIN DATA 2004 2005 2006 2006 vs 2005 Clients (regulated market) 10,023,000 9,716,000 10,042,000 3.4% Clients (liberalizated market) 554,000 998,000 1,078,000 8.0% Energy sales in the regulated market (GWh) 65,762 64,095 71,599 11.7% Energy sales in the liberalized market (GWh)* 30,969 36,773 37,813 2.8% Distribution lines and cables (km) 289,360 297,133 298,550 0.5% Substations 853 890 937 5.3% Switching stations 127,937 132,730 147,110 10.8% Switching stations (MVA) 64,138 71,754 75,146 4.7% * Includes sales by the supply firm Endesa Energía on deregulated European markets outside Spain. endesa06

ENDESA distributes electricity to a market covering an area of approximately 200,000 km2 in 20 provinces in 7 regions (Catalonia, Andalusia, Balearic Islands, Canary Islands, Aragon, Extremadura, and Castile and Leon). In recent years ENDESA has achieved a significant increase in its capacity to manage applications for access to the Spanish deregulated market. Automating this access-management process has made it possible to improve from 1,000 movements a day in 2003 to a virtually unlimited capacity today. Thus, the average contracting time for major corporations and enterprises has been cut by 50% in the 2003-2006 period with 98.4 of new contracts being completed within 5 days, a 4% improvement. In 2006 ENDESA had a 43.6%market share of total electricity sales in Spain By the end of 2006 the total length of the lines in the ENDESA's distribution grid stood at 298,550 kilometres. The Company brought into service 47 substations and 14,380 MV and LV transformer centres in Spain. Although its distribution infrastructures continue to grow steadily year after year, ENDESA -like other companies in the sector- faces certain difficulties when it comes to obtaining the legal licences and rights of way required to implement the new installations needed to improve service quality and extend coverage for new applications for supply. This is a relevant factor in the Company’s relations with stakeholders, and it is intensifying dialogue and liaison with the relevant authorities in order to bring the projects involved to a successful conclusion. To improve supply quality, not have new infrastructures been developed, but maintenance work, the renovation of facilities and the degree of automation of the MV grid have all been intensified as well. For example, in 2006 1,537 remote controls were commissioned - 34% more than those previously in existence. Also, during the year the Andalusia and Badajoz control centres were unified into a single centre, equipped with the very latest technology, from where the HV, MV and LV grids are controlled. ENDESA’s presence on the deregulated Portuguese market takes the form of a 50% holding in Sodesa, a company whose customer portfolio consists of 3,648 supply points providing 2,900 GWh of power, making it the country’s leading electricity seller. 02.1.2. Rest of Europe In Europe, ENDESA sells electricity on the deregulated markets in France, Italy, Portugal, Andorra, Germany and Belgium. In some of these countries we operate through Endesa Energía and in others through various holdings. For example, in Italy ENDESA operates through Endesa Europa Power & Fuel, with 5,878 GWh sold in 2006, and holds 50% stakes in the supply firms Ergon Energía and MPE Energía, which sold 7,121 GWh and 1,906 GWh, respectively, in 2006. In France, Snet (which has been trading under the name Endesa France since December 2006), besides its sales to other agents of the sector, sells electricity to 157 major end customers. 02.1.3. Latin America The electricity companies in which ENDESA has holdings in Latin America produced 62,028 GWh in 2006 -7.1% up on 2005- and sold 58,281 GWh, i.e. 5.5% more, to a total of 11.6 million customers. 36 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS EVOLUTION OF ENDESA’S SALES ON THE EUROPEAN MARKET (GWh) 2004 2005 2006 2006 vs 2005 Italy - 30,924 32,970 8.6% France - 16,297 17,418 16.7% Others - - 2,218 - EVOLUTION OF ENDESA’S ENERGY SUPPLY IN LATIN AMERICA (GWh) 2004 2005 2006 2006 vs 2005 Chile 11,317 11,851 12,377 4.4% Argentina 13,322 14,018 14,837 5.8% Colombia 9,656 10,094 10,755 6.5% Peru 4,250 4,530 4,874 7.6% Brazil 13,769 14,753 15,438 4.6% Total 52,314 55,246 58,281 5.5% ENDESA’S CUSTOMERS IN LATIN AMERICA (Thousands of customers) 2004 2005 2006 2006 vs 2005 Chile 1,371 1,404 1,437 2.4% Argentina 2,139 2,165 2,196 1.4% Colombia 2,015 2,074 2,138 3.1% Peru 912 925 951 2.8% Brazil 4,449 4,654 4,859 4.4% Total 10,886 11,222 11,581 3.2%

Over the course of the year an improvement of 0.6% in power losses from distribution was recorded, standing at 11.2% at the end of the year. Much of this improvement was achieved in Brazil, where the Red Ampla project is being implemented on the Rio de Janeiro market. Power losses were reduced by 3.1% for the supplies of the 108,000 new customers covered by the project. 02.2. REDUCTION IN THE DURATION OF SUPPLY INTERRUPTIONS The most commonly used indicator to measure continuity of supply is the SAIDI (system average interruption duration index). In 2006, this indicator stood at 1 hour 55 minutes for the territorial markets supplied by ENDESA, a 14.2% improvement on the 2005 figure, while the service availability recorded was 99.98% of the total hours in the year. This SAIDI is the best ever recorded by the Company on the Spanish electricity market. In 2006 ENDESA recorded its best ever supply quality in Spain, with a SAIDI of 1 hour 55 minutes In ENDESA’s Latin American markets, the annual interruption duration per customer improved by 2.9% in 2006 compared with 2005, standing at an average of 9.9 hours per year. The Peruvian distribution company Edelnor was recognised by the regulatory body as the country’s best company in terms of its service quality, taking into account both the average number of interruptions per user and the average duration of interruptions per user. 02.3. IMPROVED SAIDI IN SPAIN: METÓDICA®PI/2 In 2006, ENDESA invested a total of Euro 1,408 million in distribution facilities in Spain to improve the quality and security of supply and respond to the growing demand. There can be no doubt that these investments have had a significant positive effect on the evolution of the SAIDI. However, the improvements in supply quality achieved by the Company in recent years can also be attributed to the results of the many projects to improve the management and operational efficiency grouped under the name Metódica®Pi/2, focusing on such areas as the function of perceived quality, improved predictive and preventive maintenance, improved incident-response times, wave quality, reduced interruptions to supply for scheduled grid work, etc. The initiatives with the greatest impact on network operations are subjected to another discipline, called Tic-Tac, which fosters and monitors the creation and development of new improvement initiatives and confirms that the expected outcomes are indeed attained. EXAMPLES OF INITIATIVES UNDER THE QUALITY BUSINESS PLAN AND METÓDICA®PI/2 The Metódica®Pi/2 projects that have continued to be implemented in 2006 include: • Micro Plan. Enabling reliability levels at substations to undergo a qualitative leap through an innovative approach to defining maintenance strategies. • Meta Project, to improve incident-response times, integrated into the new ‘TiC:T@C powered by Lean’ management model, consisting of a set of organisational arrangements, procedures and system focusing on improving processes in open environments. • Formula 1 Project, oriented towards reducing interruptions in customers’ supplies owing to scheduled grid work, with improvements of over 50% being recorded in all areas from the beginning of its implementation. In addition to the increase in continuity of supply, major efforts have been made within the framework of the Quality Business Plan to raise the quality levels of the other services that the Company provides for its customers. Two specific initiatives continued in 2006 are particularly worthy of note in this respect: • Technical Service Management System. This system covers all distribution operations that involve interacting with customers: meter-equipment management, supply agreements, repair service by telephone, and response to new applications for supply, for instance. A system has been Sustainability Report 2006 37 endesa06 SYSTEM AVERAGE INTERRUPTION DURATION INDEX (SAIDI) (In hh:mm) Region 2004 2005 2006 2006 vs 2005 Aragon 1:57 1:30 1:17 -14.4% Catalonia 1:49 1:31 1:44 14.3% Andalusia/Badajoz 4:34 3:13 2:21 -26.9% Balearic Islands 2:46 2:09 1:47 -17.1% Canary Islands 2:25 2:19 1:21 -41.7% Endesa Red 2:54 2:14 1:55 -14.2%

developed for the constant generation of improvement initiatives based on the exchange of the information coming from internal process indicators, measuring customer perception, on-site studies of the root causes of claims, audits and inspections to confirm the degree of compliance with procedures and the way in which the service is provided to customers. • Nabla Project. Optimisation of the building process for new grid facilities and the commissioning of associated zerodefect facilities, with a view to adapting the delivery time of new installations -whether new third-party supplies or to address operational requirements- as closely as possible to customers’ needs. 03. CUSTOMER SATISFACTION IN SPAIN 03.1. PERCEIVED QUALITY ENDESAmakes a great effort to determine as rigorously and objectively as possible its customers’ level of satisfaction with the service that they receive, particularly through surveys and “mystery shopper” initiatives, i.e. simulated purchases at staffed service points. According to the results of over 54,000 telephone interviews with customers and regulators in all market segments made in 2006, the average score for satisfaction with the overall service provided by the Company was 7.86 out of 10 (up from 7.63 in 2005). Specific satisfaction with supply quality in 2006 reached a store of 8.07. 77%of customers say that they recommend the Company’s services to their acquaintances 77% of those interviewed say that they intended to continue to be ENDESA customers and recommend the Company to their acquaintances. This level of loyalty - the highest in the Company’s history - grew by 5.1% in 2006 compared with the figure recorded in 2005. The results of the “mystery shopper” activities scored the objective quality level for the Company’s sales offices at 8.03 out of 10 and 7.10 out of 10 for the service points. 03.2. CUSTOMER SERVICE EXCELLENCE PLAN The purpose of ENDESA’s Customer Service Excellence Plan in Spain is to ensure satisfactory customer service through all of the channels and commercial processes used by customers in their relationship with the Company. Initiatives under the Plan, which began in 2003, focus on those processes and channels that are most relevant to customers due to their frequency or criticalness, concentrating on the revision and implementation of improvements in various areas of contact. Reducing contracting times for Major Customers and Enterprises ENDESA’s Major Customers management team in Spain is organised by sector as well as by territories. This allows us to acquire in-depth knowledge of these customers’ needs and to offer them customised competitive solutions. ENDESA also has a channel for companies offering customized power and added value services to customers who are halfway between being Major Customers and the mass market in terms of annual consumption. The average contracting time for Major Corporations and enterprises has been reduced by 50% in 2006 compared with the previous year. 38 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 8.07 out of 10, for satisfaction with supply 11.7 million sales-management calls CUSTOMER SATISFACTION LEVEL 2004 2005 2006 Reading, Billing & Payment 8.18 8.23 7.80 Supply 8.05 8.13 8.07 Image 7.56 7.55 7.86 Company 7.54 7.63 7.86 Media 7.83 7.89 7.9

The New Building area of business now has a specific channel, the mission of which is to deal personally with the developers of new housing projects in areas where the Company operates as a distributor, and capturing the sale of future supplies, supplementing offers made with other products and services, in areas where the Company does not have a distribution role, such as Madrid and Valencia. For the Household segment, several personal-service channels are available via a network of 52 sales offices and 384 service points in areas where the Company operates as a distributor and 4 sales offices or ENDESA shops and 30 service points in virtually all regions where the Company does not operate as a distributor. In summary, ENDESA makes a network of 470 personal-service points available to its mass-market customers in Spain. Permanent information channels. ENDESA operates a telephone hotline service in Spain (CAT), which dealt with 11.7 million calls related to commercial management and grid incidents in 2006. ENDESA’s CAT hotline consists of three physical locations (one in Seville and two in Barcelona) integrated within a single virtual platform. This structure affords the Company great flexibility in managing the service and ensures a high quality of service while optimising operating costs. Also in 2006, ENDESA implemented improvements to its online sales channel. New direct links for key functionalities were made available at the online office Endesaonline, housed on the corporate website - latest bills, changing data and entering meter readings - and the design of the help and customer-service menu was improved. Endesaonline is the market leader in terms of the number of different transactions that customers can carry out online. By the end of the year, 175,000 customers had registered for the service, making over 2,000,000 transactions, processes and queries over this channel - almost twice as many as in 2005. Quick solutions for complaints and new-contract applications. Since the beginning of the application of the Customer Service Excellence Plan a reduction of 30% in the number of days taken to solve complaints has been achieved, while 98.4% of applications for new contracts are dealt with within five days. Project DIANA to manage tasks performed at customers’ homes in Spain. Project Diana enables operating costs to be reduced by 20%, response times cut and customer service improved by using portable terminals for meter-related tasks at customers’ homes. This is a qualitative leap because it allows metering-equipment tasks related to contract movements, anomalies, fraud, complaints and meter renovations to be carried out over the Internet. It provides ENDESA’s technical personnel and those of its contractors with comprehensive real-time information on the tasks to be done, updating the results of their operations directly on the Diana system, with no need to return to the office. This alternative solution for tasks related to checking metering equipment, which has been implemented with excellent results in all ENDESA’s territorial markets in Spain, has required an investment of Euro 7 million. Project Diana has further consolidated ENDESA’s position as the sector leader in innovation and the application of new technologies for commercial operations of this type. Sustainability Report 2006 39 endesa06 Sales Service Offices Points Network Aragon 7 30 37 Catalonia 7 159 166 Balearic Islands 3 24 27 Andalusia/Badajoz 32 143 175 Canary Islands 3 28 31 ENDESA’s distribution market 52 384 436 Outer distribution market 4 30 34 Total 56 414 470 Regulared market Deregulated market 12 10 8 6 4 2 0 EVOLUTION OF CALLS DEALT WITH BY THE CUSTOMER HOTLINE (CAT) 2.80 3.50 4.25 7.60 8.44 9.18 9.03 10.01 8.60 9.67 8.51 8.20 7.20 7.00 1.80 2.10 1.70 1.76 0.89 0.17 1992 1991 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Under a second phase of the project its capacity will be extended to all possible tasks to be carried out at customers’ homes, involving the redesign of metering equipment (Project RAM). ENDESA has developed a system for the constant generation of improvement initiatives based on the exchange of the information coming from internal process indicators, measuring customer perception, on-site studies of the root causes of claims received, audits and inspections to confirm the degree of compliance with procedures and the way in which the service is finally delivered to customers. 04. DIALOGUE WITH CUSTOMERS 04.1. ENDESA’S CUSTOMER OMBUDSMAN IN SPAIN ENDESA is the only Spanish energy company to have voluntarily set up the position of Customer Ombudsman. ENDESA’s Customer Ombudsman works independently of the Company’s management teams, with the mission of providing customers with an additional means of dialogue in connection with the services that ENDESA provides in the Spanish market, listening to external and in-house interlocutors, and proposing recommendations for improving quality of service and meeting customers’ expectations. ENDESA’s current Customer Ombudsman is José Luis Oller Ariño, a PhD in Economics from the University of Barcelona, whose varied professional experience has been acquired in academia, the public sector and the business world. Having sat on the ENDESA Board between 1997 and 2005, he also has in-depth knowledge of the Company. The Ombudsman’s main activities can be divided into three main ambits: processing and managing complaints, drawing up recommendations and developing projects and activities. The only Spanish energy company with a Customer Ombudsman In 2006, 627 complaints were received, 48% of which fell within the ambit of those that can be resolved directly by the Ombudsman. The remainder, once they had been studied and initial contact had been made with the customers involved, were passed on for final processing to the usual service channels made available by the Company. Of the complaints falling within the Ombudsman’s direct remit, 47% related to issues of supply quality, 32% to contract and billing issues, and the remainder to other issues. Of the complaints relating to supply issues, 84% of those dealt with by the Ombudsman were submitted by household customers. Of the resolutions issued, 67% upheld the customers’ claims either fully or in part. 40 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS CLAIMS RECEIBED BY ENDESA’S CUSTOMER OMBUDSMAN IN 2006 52% Ambit of the Ombudsman No ambit of the Ombudsman 48% CLAIMS RECEIVED BY THE CUSTOMER OMBUDSMAN BY TYPE OF SUPPLY (%) 2005 2006 Household 82 84 Commercial 6 6 Services 2 0 Industry 5 5 Catering 4 2 Others 1 3 CLAIMS RESOLVED BY THE ENDESA OMBUDSMAN BY TOPIC (%) 2005 2006 Product quality and supply 53 47 Infrastructure and network 4 4 Contracts, collection and billing 33 32 New construction 2 3 Attention 1 1 Measurement and control 7 13

In 2006, the Ombudsman’s recommendations to the Company included improvements to the information provided to customers when requesting new supplies or querying bills (for sums larger than their usual consumption, rebilling, applying surcharges for excess consumption, etc.), improvements to the service provided to customers on the deregulated market, changes to the Company’s criteria for action in cases of damages caused by third parties to the distribution grid, and fixing a limit on the depreciation applied to the value of receivers damaged for reasons attributable to the Company itself. 04.1.1. Strengthening mediation as the preferable way to settle differences with customers The Customer Ombudsman’s Office fixed as priority goals for 2006 fostering mediation as the best way to settle any differences between ENDESA and its customers and so contribute towards improving the techniques and skills applied by the Company in this area. This objective was comfortably met, since of the complaints dealt with by the Ombudsman, 78% were handled and resolved by mediation between the Company and the customer, while the remaining 22% were resolved by the Ombudsman directly. In April, with a view to fostering mediation as the preferable way of improving relations between the Company and its customers and restore mutual trust, the Company jointly organised with the Andalusian Regional Division a conference on mediation and customer service, attended by over 200 people. Subsequent working sessions were held in November in both Seville and Granada, focused on developing negotiation and communication skills for dealing with customers and analysing the mediation processes carried out. These sessions were attended by 60 representatives of all the units and processes involved in mediation. 78% of claims submitted to Customer Ombudsman resolved by means ofmediation 04.2. CHILECTRA’S CONSUMER ADVISORY BOARD Chilectra, ENDESA’s distribution company in Chile, has a Consumer Advisory Board, set up jointly with two of the country’s leading consumer groups: the National Consumers and Users Association (Conadecus) and the Organisation of Consumers and Users (Odecu). The Board has been conceived to act as a channel for dialogue between the company and consumer groups in relation to all matters affecting the company’s customers. The Board also allows the company to present to the board members any procedures it implements or initiatives it undertakes that are of particular relevance to the service that customers receive. The Consumer Advisory Board meets every other month or at the request of at least two member institutions. 04.3. RESPONSIBLE INFORMATION ENDESA is aware that customers increasingly know their rights and responsibilities and increasingly demand more information on the products and services that they acquire. To respond to these emerging concerns, ENDESA provides information to its customers that goes beyond its formal legal obligations. For example, the number of products and services subject to requests for information in the Major Customers segment has grown from 60% in 2004 to 80% in 2006, particularly in respect of the increase in the solar-powered business, the source of equipment and its conformance with quality standards, which in some cases are determining factors in the acceptance of proposals. On the deregulated market all bills must state the source of the electricity supplied. ENDESA strictly complies with this requirement. Also on this market there is a product called Green Electricity Tariff, which involves obtaining a certificate accrediting that all the electricity sold by ENDESA at this tariff has been obtained from renewable sources. 04.4. PRODUCT SAFETY The Company has in place a full system of initiative to assure the safety of customers and the general public with regard to its services, focusing particularly on areas that require the greatest attention: the distribution and use of electricity and the distribution and use of gas. 04.4.1. Distribution and use of electricity All Endesa Red facilities comply with the legislation on the safety of the distribution and final use of electricity. All the Company’s electricity-distribution facilities are assessed to ensure that all the following safety devices and procedures are in place: Sustainability Report 2006 41 endesa06 CLAIMS RESOLVED BY THE ENDESA CUSTOMER OMBUDSMAN BY MANAGEMENT PROCESS 78% Resolution Process Mediation Process 22%

• Circuit breakers for all installations connected to HV/HV and HV/MV distribution substations, to isolate any fault that may occur. Intermediate circuit-breakers for MV lines to isolate any faults. Lightning conductors and automatic valves to prevent surges caused by atmospheric discharges. Regular three-yearly inspections of the safety and suitability of these installations. All these installations are controlled remotely from a control centre. Similar safety measures are in place for MV/LV transformer centres and LV lines. • 24-hour customer-service hotline to deal with any incidents and take any action necessary to maintain safety and the continuity of supply. • For supply connections, under the current legislation link installations must provide protection by automatically isolating any faults that may occur. • For the protection of the general public, not just Endesa Red’s direct customers, numerous checks are made, including studying noise levels at substations and transformer centres in sensitive locations, studying the levels of electromagnetic fields created by lines and substations, regular checks to confirm that water tanks at substations are free of legionnaire’s disease, participating in work groups on issues related to environmental management, etc. With a view to assuring compliance with all the regulations applicable to customers’ installations, Endesa Red demands that all work is carried out only by officially authorised installers who issue official installers’ reports’ -a prerequisite for contracting new supplies and bringing new installations on line. This report ensures, among other things, that the protective features of the installation have been thoroughly checked. Installations must also be fitted with magnetothermic switches to handle any surges, differential switches to protect earth circuits from becoming live, and power-control switches (ICP), which prevent installations from becoming live to prevent any risks. Endesa Red also offers Fine-Tuning Maintenance Services for self-employed installers and companies, which carry out a diagnosis of the electrical installation, checking all the relevant safety requirements: main switchboard, secondary boards, conductors and channelling, emergency lighting, and, in general, identifying any hazardous locations or damp or wet areas. 04.4.2. Gas distribution and supply ENDESA, besides being the leading company in the Spanish electricity sector, is also a relevant player in the gas sector, on both the regulated and deregulated markets, with a total of 670,000 customers. It operates on the regulated market through six gas companies, in which it has holdings ranging between 45% and 100%. These companies distributed 6,759 GWh of natural gas 2006. On the deregulated market, ENDESA operates through Endesa Energía, which sold a total of 23,697 GWh of gas in 2006. All the gas-distribution installations of ENDESA’s customers are assessed to ensure that they comply with the following requirements and procedures: Every line at distribution regulation and measuring stations is fitted with a safety valve to avoid risks of over-pressure or pipe breakages. Six-monthly inspections are made to check the general condition of the installation and the functioning of the safety devices in place. The grid is also equipped with sectioning and derivation valves that allow the grid to be segmented in the event of breakage or maintenance work. • At distribution regulation and measuring stations (ERM) a remote-control system is implemented, connected to the gas control centre, which enables the key operating variables to be determined at any time. For distribution grids, the channelling route is inspected every two years to search for minor leaks. • Overhead parts and electrical equipment at ERMs are earthed to avoid surge issues. This eliminates the risk of electrical discharge from personal contact. • A system is in place to detect leaks at transport-distribution delivery points and LNG plants, with special emergency plans for transport and distribution networks, as well as selfprotection plans, as required under Royal Decree 1254 for liquefied-gas plants. • ENDESA carries out environmental-impact assessments for APA distribution branches and liquefied-gas plants, studies ERM noise levels, and participates in working groups on health and safety studies. All gas installations are carried out by officially authorised installers and before they become operational they must pass all the legally stipulated tests and checks in order to obtain the installation certificates required by the distribution company, which also inspects all receiving facilities. Equipment can only be brought into service if it has installed by an authorised installer or technical service. Equipment with a power capacity of under 70 kW is inspected every five years. Before the inspection, together with the notification of the process, the customers receives the information document called the “Gas User’s Guide”, which sets out what the inspection entails and explains what the customer’s obligations are, as well as providing advice on the proper use and maintenance of the installation and any equipment connected to it. Also, every two years customers are sent the documents “Basic Rules for Gas Use and Safety” and “How to Make Better Use of Gas”. Finally, a 24-hour emergency hotline service is in place. 42 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

With regard to products and services, an exhaustive process of validation of partners is implemented for all services requiring an installation or service by ENDESA, since by nature some of them are directly related to our customers’ health and safety, such as the maintenance of installations, thermal imaging or surge-protection equipment. In particular, compliance with the most stringent standards is reviewed for matters related to our partners’ training and qualifications, their compliance with safety regulations and even how they contract their personnel. ENDESA provides permanent information to its Clients about efficient and safe gas consumption 05. FOSTERING ENERGY SAVING: MANAGING DEMAND ENDESA is aware of the increasing demand for energy and the need to assure the rational, efficient and appropriate use of natural resources. With this in mind, in addition to maintaining a diversified production mix, the Company fosters the responsible management of demand, developing a number of initiatives oriented towards encouraging saving and the responsible use of energy among customers and promoting responsible consumption. For all products susceptible to the procedure, market prospecting is carried out to identify makes and models and examine their energy efficiency and safety in use, since many of them are closely related to saving and sustainability (solar heat energy, domotics, condenser arrays, etc.) or the safety of people and property. For example, in the case of air-conditioning, only products using the least harmful gases from a global-warming perspective are used (R-407C, R-410A). These initiatives include the Fine-Tuning Maintenance Service, which besides preventive and corrective breakdown support provides advice to optimise the performance of customers’ installations, so that they can consume as little energy as possible. Also, as described in the “Commitment to Society” section of this Report, the Company carries out a wide range of awareness- building and education campaigns among its customers in Latin America and Chile to foster the efficient and safe use of energy. AN EXAMPLE: COLLABORATIONWITH THE “ENERGY-EFFICIENT COUNTRY” PROGRAMME IN CHILE Chilectra has been involved in the launch of the first laboratory in Chile that will certify refrigeration equipment, under regulations that came into effect in 2006 as part of the “Energy- Efficient Country” programme. A label must now be affixed to all refrigerators stating their energy consumption, to allow consumers to make choices that will lead to a more efficient use of energy, while encouraging design improvements in such equipment to enhance energy performance. Sustainability Report 2006 43 endesa06

COMMITMENT TO THE CREATION OF VALUE AND PROFITABILITY 01. ENDESA AND THE CREATION OF VALUE ENDESA’s mission as a company is to maximise the value of its shareholders’ investments by keeping to its primary corporate purpose, which to provide customers with an essential service, the provision of electric power, under optimum conditions in terms of quality and price. The Company does so while promoting the professional and personal development of its employees, establishing longterm collaborative relationships with its providers and contractors, developing necessary infrastructure, ensuring an efficient, respectful use of natural resources, using efficient, advanced technologies and maintaining relationships based on loyalty and trust with regulatory bodies, government institutions and local communities where it is present. 44 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Note: the dividend amount indicated reflects the dividend paid in 2006 based on 2005. (In millions of Euros) 2,969 Company. Net profit Shareholders. Dividends Employees. Personal expenses Public Administration. Corporate taxes Community. Social action Suppliers. Supplies and service 2,541 endesa06 Total investment of Euro 4,336 million in 2006 Net income of Euro 2,969 million in 2006 Total shareholder return of 72.1% in 2006 15,000 calls handled by the Shareholders’ Office in 2006 endesa06 Sustainability Report 2006 45

The value created by ENDESA is shared by various stakeholders and creates wealth for society. As such, ENDESA has a relevant role in ensuring that the countries and areas where it operates have balanced, diversified, efficient and environmentally friendly power generation and distribution infrastructure used to provide a service that is vital to economic and social development. The Company is therefore a major driving force behind wealth generated directly and indirectly through shareholder return, job creation either as staff or suppliers and contractors, RDI investments, tax payments to cover the needs of the community and a voluntary increase in company efforts aimed at benefiting the communities where it operates. 02. CREATING VALUE: THE IMPACT OF BUSINESS 02.1. PROFIT GENERATION ENDESA’s net income stood at Euro 2.969 billion in 2006, only 6.7% below 2005 when the company posted the highest figure in its history. It is also important to bear in mind that the 2005 income figure included, among other positive effects from the disposal of non-core assets, a net capital gain of Euro 1.115 billion from the divestment of ENDESA’s share in the Spanish telecommunications group, Auna. If capital gains obtained on asset sales are excluded from both years, net earnings in 2006 stand at Euro 2.576 billion, a 40% increase compared to 2005. Net income grew considerably for all electricity businesses in 2006 and decreased only in the case of “Other businesses” as a result of the aforementioned divestment. 35% of net income from the Company’s electricity businesses in 2006 came from activities performed outside of the Iberian market, which demonstrates ENDESA’s distinct multinational nature. 46 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 87% of total investment earmarked for infrastructure in 2006 Net income from ordinary activities up 40% from 2005 NET INCOME OF ENDESA (in millions of Euros) 2004 2005 2006 2006 vs 2005 Spain & Portugal 888 1,358 1,843 35.7% Latin America 127 262 462 76.3% Europe 169 425 493 16.0% Other Businesses 69 1,137 171 -85.0% Total 1,253 3,182 2,969 -6.7% Note: In 2005 and 2006, “Other businesses” primarily reflects capital gains obtained from the sale of Auna. INCOME BY ELECTRICITY BUSINESS IN 2006 65% Spain Portugal Latin America Europe 17% 18%

02.2. ACHIEVEMENT OF TARGETS RELEASED TO THE MARKETS In 2006, ENDESA continued to meet and even surpass the targets set out in its Strategic Plan 2005-2009, which was released to the markets in October 2005. EBITDA rose 18.6%, compared to the 13% compound annual target for 2004-2009 and its three businesses posted better-thanexpected results: EBITDA for the business in Spain and Portugal was Euro 85 million higher than the 2006 target. For Europe, it was Euro 16 million higher while in Latin America it was Euro 108 million higher. The positive operating results were confirmed by net income since ENDESA successfully exceeded the target released to the market by 2% and net income, excluding the sale of assets, increased 40 percent. This places ENDESA in an optimal position for achieving its target set for 2006. All growth targets were surpassed without exceeding the financial leverage target limit of 140% under the Plan as the ratio stood at 124.5% at the close of 2006. As for dividends, 100% of the capital gains obtained from the sale of non-core assets will be passed on to shareholders under the Plan and the dividend that they are to receive from ordinary activities will also increase 12% per year. This will amount to a total payout of Euro 9.9 billion over the 2005- 2009 five-year period. This target was fully met in 2005 with a gross dividend payout of 2.4 Euros per share and the Company’s Board of Directors intends to follow suit in 2006 with a proposal at the General Shareholders’ Meeting in 2007 for a total gross dividend payout of 1.64 Euros per share against 2006 earnings. If the shareholders adopt this proposal, the target will have been met with a total payout of Euro 4,425 billion against 2005 and 2006 earnings, including the attendance bonus of Euro 0.15 per share linked to the Extraordinary General Shareholders Meeting, scheduled for 20 March, 2007. This will represent 44.7% of the total target set for the 2005-2009 period. Sustainability Report 2006 47 endesa06 (Millions of Euros) 2006 Economic value generated 21,085 Economic value distributed 16,925 Dividends 1,736 Operating costs and other operating expenses 11,635 Staff costs 1,608 Taxes and other tributes * 1,007 Co-operation initiatives 16 Educational initiatives 3 Cultural initiatives 8 Social-environmental initiatives 5 Net finance costs 908 Economic value retained 4,160 * Include Corporation Tax and Tributes. OPERATING REVENUES IN 2006 49% Spain and Portugal Latin America Europe 30% 21% EBIT IN 2006 52% Spain and Portugal Latin America Europe 32% 16% EBITDA IN 2006 53% Spain and Portugal Latin America Europe 31% 16% 2002 2003 2004 2005 2006 Operating Revenues 17,238 16,644 13,665 18,229 20,580 EBIT 3,582 3,144 2,846 4,244 5,239 Net Income 1,270 1,312 1,253 3,182 2,969 Operating Cash Flow (EBITDA) 5,278 4,750 4,521 6,020 7,139

Based on having surpassing the targets set under the Plan, the excellent results in 2005 and 2006, and the favourable prospects of its businesses, the Company has increased several of its key forecasts for the coming years. Its latest estimates, which it released to the market on January 24, 2007, are as follows: • EBITDA in 2009 is forecast at Euro 8.5 billion, Euro 170 million ahead of our previous guidance, equivalent to a compound average growth rate (CAGR) of 8% between 2006 and 2009 (like-for-like). • Net income for 2009 will total Euro 3.075 billion, 75 million more than the estimate previously released to the markets. This change will be on the back of considerable growth in net income from ordinary activities, which will post at Euro 2.97 billion that year, according to current estimates and will account for 97% of total net income. 02.3. INVESTMENTS In 2006, ENDESA invested a total of Euro 4.336 billion, up 19 percent in comparison to the Euro 3.640 billion invested in 2005. Capital expenditure in terms of investments relative to the development or improvement of power generation and distribution facilities totalled Euro 3.77 billion. This accounts for 87% of all investment for the year and a 16% increase in capital expenditure compared to 2005. The breakdown of investment by business reflects the Company’s efforts to improve the reliability and quality of service in Spain, with 53.5% of its capital expenditure in this market earmarked for distribution facilities. We would highlight the increase in capital expenditure to expand ENDESA’s generation capacity, including the construction of the Cristobol Colón (400 MW) and As Pontes (800 MW) CCGTs as well as capacity increases in renewables/CHP, where investment totalled Euro 331 million in 2006, 129.9% more than in 2005. In Europe, the 2006 investment figure includes, among others, the acquisition of 58.35% of the companies Centro Energía Teverola and Centro de Energía Ferrara, each of which have a 170 MW CCGT. In Latin America, the projects set out in the Capacity Plan prompted a 97.6% increase to Euro 328 million in power investments compared to 2005. Moreover, distribution investments rose 26.5% compared to 2005 in order to meet the significant increases in demand seen in the markets in the region operated by ENDESA companies. It bears note that in January 2007, ENDESA updated the Investment Plan contained in its Strategic Plan to include new investments aimed at laying the foundation for long-term growth in its businesses, part of which will go towards facilities that will come on-line after 2009. In the final three years (2007-2009) of the Strategic Plan 2005-2009, ENDESA will invest Euro 12.3 billion, the bulk of which will be earmarked for the business in Spain and Portugal (Euro 6.7 billion), followed by Europe (Euro 2.9 billion), Latin America (Euro 2.5 million) and other businesses (Euro 200 million). 02.4. DISPOSAL OF NON-STRATEGIC ASSETS In 1Q06, ENDESA formalised the sale to Deutsche Bank of its 5.01% stake in the telecommunications group Auna, which had been agreed in December 2005. The operation resulted in a net capital gain of Euro 171 million and culminated the divestment of the Company’s telecommunications business in full fulfilment of the respective target set out in the Strategic Plan. 48 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS ENDESA INVESTMENTS (In millions of Euros) Investment 2005 2006 Tangible 3,259 3,770 Intangible 83 127 Financial 298 439 Total 3,640 4,336 ENDESA INVESTMENTS IN 2006 BY BUSINESS (In millions of Euros) Investment Spain and Portugal Latin America Europe Tangible 2,630 869 271 Intangible 100 21 6 Financial 191 62 186 Total 2,921 952 463 CAPEX IN SPAIN AND PORTUGAL (In millions of Euros) 2006 2005 2006 vs 2005 Generation 1,171 943 24.2% Ordinary regime 840 799 5.1% Renewables/CHP 331 144 129.9% Distribution 1,408 1,389 1.4% Other 51 50 2.0% Total 2,630 2,382 10.4%

In addition, ENDESA sold its 49% holding in Portuguese company NQF Gas in May 2006 for Euro 59 million, booking a net capital gain of Euro 21 million and sold off the generation assets of Brazilian operator Ampla for Euro 39 million, recording a gain of Euro 30 million and Euro 12 million after taxes and minorities. In the third quarter, ENDESA sold, through its subsidiary Bolonia Real Estate, assets on the so-called “Levante Sector” of Palma de Mallorca to the Neinver Group for Euro 240 million, generating a net capital gain of Euro 165 million. 03. CREATING VALUE FOR SHAREHOLDERS AND INVESTORS ENDESA shareholders obtained a total return of 72.1% in 2006, thanks to a 61.3% rise in the share price and the payment of a Euro 2.4 per share dividend, which added another 10.8% to their returns. It bears mention that this dividend, which totalled a payout of Euro 2.541 million to shareholders, accounts for an increase of 226% compared to the previous year and is the highest in the history of the Company. As stated previously, this dividend is in full fulfilment of the dividend policy contained in the Company’s 2005-2009 Strategic Plan and the average shareholder return for the past three years stands at an annual averate rate of 41%. In 2006, ENDESA paid out to its shareholders the largest dividend in its history With the dividend against 2006 earnings, the Board of Directors will present to the General Shareholders’ Meeting a proposal for a gross dividend payment of Euro 1.64 per share, as stated previously. In addition, the increased share price of ENDESA on the Spanish stock market has doubled the value of the Company for the 2005-2006 period in terms of its market capitalisation, thereby increasing its weighting in the various indexes. Sustainability Report 2006 49 endesa06 Total shareholder return of 41% for 2004-2006 385 meetings with investors held in 2006 ENDESA’S MARKET CAPITALISATION (In millions of Euros) 18,306 23,525 37,935 2004 2005 2006 15.1% ENDESA’S PERFORMANCE ON THE SPANISH STOCK MARKET AND COMPARED TO MAJOR BENCHMARK INDEXES IN 2006 (%) 61.3% 35.1% 31.8% ENDESA DJ Euro Ibex DJ Euro Stoxx Util. Stoxx 50 (%) Index Weighting in 2005 Weighting in 2006 Ibex35 5.71 7.4 Eurotop100 0.55 0.82 DJ EuroStoxx 50 1.15 1.16 DJ EuroStoxx Utilities* 8.66 7.48 DJ Stoxx 600 0.35 0.35 * Changes of the scope after the french utility EdF’s IPO.

ENDESA’s excellent performance on the stock market in 2006 was owed to a number of factors, most notably the excellent performance of Company’s main financial indicators, the continued achievement of targets set out by ENDESA in its Strategic Plan, the overall positive trends seen in international markets, particularly European stock markets, and greater recognition by investors of the value of the Company with the takeover bids launched for 100% of the capital stock. Concerning this process, details of the Board of Directors` opinions and decisions can be found in ENDESA´s 2006 Operations Review and Corporate Governance Reports. The main objective of the Board has been the defence of shareholder’s interest, the Company’s real value acknowledgment and the preservation of its industrial project and the employment. ENDESA also had excellent performance on the New York Stock Exchange where it reached a record high, and its affiliates Enersis and Endesa Chile maintained the bullish trend they have experienced on Chile’s exchange since 2004. The three values posted greater share price increases in 2006 than the respective benchmark indexes. 03.1. RELATIONSHIP WITH SHAREHOLDERS AND INVESTORS ENDESAmaintains ongoing relationships with its shareholders, both private and institutional investors, as well as with the leading stock market analysts. All these shareholder groups are provided with a steady stream of detailed information on the Company’s performance. ENDESA has an Investor Relations Department with offices in Madrid and New York and a Shareholders’ Office in Madrid. In 2006, the Investor Relations Department carried out two “roadshows” -visits to institutional investors by ENDESA’s management team- in twelve countries with 175 meetings in which it met with nearly 34% of the Company’s shareholders. In Spain, the rest of Europe and the United States, 210 meetings were held with investors, in addition to 11 public presentations to shareholders and investors (with an average of 460 attendees, 40 of which were in person), of which four focused on the Company’s quarterly results and seven were held in Majorca on business matters related to generation and regulatory items. The latter were attended by 57 analysts and investors as part of the on-site visits organised by the Company each year. ENDESA, RECOGNISED IN EUROPE FOR ITS RELATIONSHIPWITH INVESTORS, ACCORDING TO IR MAGAZINE ENDESA has been chosen by IR Magazine as the company that has best improved its relationship with investors of all the FT Global 250. The jury chose to recognise ENDESA’s overall improvement in its relationship with investors and especially the management team’s ability to communicate with the markets and analysts. The IR Awards are internationally renowned for assessing excellence in investor relationships and are conferred annually on the basis of a survey completed by a group of independent companies among more than 5,000 financial sector professionals and over 3,000 private investors around the world. In Europe, the awards are based on over 500 interviews with managers, analysts and other sector professionals. 50 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 78.9% 24.2% ENDESA’S ADR (AMERICAN DEPOSITARY RECEIPT) ON THE NEW YORK STOCK EXCHANGE COMPARED TO MAJOR BENCHMARK INDEXES IN 2006 13.6% 16.3% 16.9% S&P 500 DJI S&P Utilities ADR Index ENDESA 25.8% 34.4% 37.1% 52.6% PERFORMANCE OF ENERSIS AND ENDESA CHILE ON THE CHILEAN STOCK MARKET COMPARED TO MAJOR BENCHMARK INDEXES IN 2006 IGPA IPSA Enersis Endesa Chile Closing % annual Volume of negotiated Maximum Minimum Average Price revaluation instruments Madrid Stock Exchange ENDESA (_/share) 36.3 21.7 28.4 35.8 61.3 3,041,387,906 Chile’s Stock Exchange Enersis (pesos/share 171.9 109.7 132.8 169.7 52.6 7,714,864,222 Endesa Chile (pesos/share) 653.8 460.0 532.7 653.0 25.7 1,268,876,144 NYSE ENDESA (US$/share) 47.8 26.3 36.0 46.5 78.9 23,581,900 Enersis (US$/share) 16.3 10.3 12.5 16.0 45.4 79,356,300 Endesa Chile (US$/share) 37.3 25.1 30.4 36.9 20.0 17,788,900

Private investors are serviced individually through ENDESA’s Shareholders’ Office, which provides shareholders with information and documentation and answers their questions, free of charge. In 2006, the Shareholders’ Office handled some 15,000 telephone enquiries and 8,300 visits from private investors, most regarding the General Shareholders’ Meeting, and sent more than 3,500 information mailings by post or e-mail. Over 23,300 private investor enquiries handled One of the main sources of information for private investors is ENDESA’s website (www.endesa.es), specifically under the “Investors” section, which provides access to its main financial documents and publications, summaries of reports issued by top analysts, investment banks or rating agencies, documents related to the General Shareholders’ Meeting and information on corporate governance, etc. In addition, the conference calls on quarterly earnings are broadcast in real-time via this channel. 03.2. ENDESA, CLOSE TO SOCIALLY RESPONSIBLE INVESTORS ENDESA pays special attention to socially responsible investors to learn about their profile and meet their expectations. By doing so, ENDESA seeks not only to report on its earnings and activities but also on how they have been achieved or performed, in addition to how the management team’s commitment to sustainable growth, by extension a responsible use of resources, is kept. As a result, ENDESA is listed on several selective stock market indexes comprised by companies that have above-average performance in the area of sustainability. In addition, it participates in forums where, through teamwork, it remains abreast on the best practices followed by the corporate world in this area. ENDESA: the best electric company in the world in terms of sustainability in 2006, according to the Dow Jones Sustainability Index (DJSI) 03.3. DOW JONES SUSTAINABILITY INDEX ENDESA achieved the highest score within the Electric Utilities segment in Europe and worldwide for sustainable development on the Dow Jones Sustainability Stoxx and World indexes, respectively, which are considered the leading international benchmarks for sustainable development. The Company ranked above 90% in 7 of the 22 categories analysed for the indices and above the sector average in all. This is the sixth consecutive year that ENDESA is included in these selective indexes and second time that it has ranked first. The Dow Jones Sustainability Indexes (DJSI), launched in 1999, are prepared by Dow Jones Indexes STOXX Limited and SAM Group, and single out companies at the forefront of their respective sectors that are noted for their commitment to the three facets of sustainable development: economic, environmental and social. DJSI is licensed in 14 countries as the basis for a wide array of financial products. DJSI enables ENDESA to be compared against the companies in its sector in terms of responsibility and is the only widely accepted standard for such. It evaluates companies within their respective sectors and offers an initial glance at the materiality of the sector. More information is available at www.sustainability-indexes.com Sustainability Report 2006 51 endesa06 TYPE OF INFORMATION REQUESTED BY ENDESA’S PRIVATE INVESTORS IN 2006 12% Share price Dividends General Shareholders’ Meeting Information about ENDESA Takeover bids 6% 19% 9% 54%

ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 52 Sustainability Report 2006 03.4. STOREBRAND INVESTMENTS ENDESA maintained its Best in Class status awarded by Storebrand Investments for another year in 2006. The Scandinavian financial services institution that manages investment and pension funds based on principles of social responsibility analyses the social and environmental commitment of more than 1,700 companies and selects those who are among the top 30% in each sector as Best in Class. ENDESA has held this distinction since 2003. The Storebrand Investments appraisal and rating system is based on an analysis of the organisation’s policies, management systems and key indicators from social and environmental standpoints. For more information, visit www.storebrand.com 03.5. ASPI EUROZONE ENDESA remained in the ASPI (Advanced Sustainable Performance Index) Eurozone 2006 for a third consecutive year in 2006. ASPI Eurozone is made up of the 120 best companies in the Euro-zone on the basis of their performance and management in sustainable development, according to the rating system of Vigeo, a France-based European agency specialised in corporate social responsibility and whose shareholders are institutional investors and European labour unions, as well as global European companies. The ASPI indexes, created in 2001, are considered a significant benchmark for corporate social responsibility by the managers of socially responsible investment funds (SRI) and sustainable investment funds. The criteria taken into account to include a company in this index focus solely on their performance in social corporate responsibility, although each individual company’s ranking depends on its market capitalisation. More information is available at www.vigeo.fr

03.6. PACIFIC SUSTAINABILITY INDEX ENDESA was recognised in 2006 as the sixth best European company and ninth worldwide in the electric and gas sector based on the corporate information available on its website about its sustainable development activities, according to a study conducted by the Roberts Environmental Center, an environmental research institute at Claremont McKenna College, one of the most prestigious in the United States. The study analyses the information voluntarily provided on environmental and social issues on the respective websites of the 30 largest electricity and gas companies worldwide according to their ranking on the 2005 Fortune Global 500. The findings of the study are based on the Roberts Environmental Center Pacific Sustainability Index (PSI), which is in turn based on the assessment of how 160 environmental and social issues are addressed in the sustainability information provided by the respective companies. The results cover six facets or areas: environmental commitments, information and results and social commitments, information and results. ENDESA ranked first in two of these facets: information and results in terms of social action. The first measures the transparency with which the Company reports on matters related to social investments and community development, as well as relationships with employees (ensuring a safe, healthy working environment, equal opportunity, etc.) and suppliers; the second rates the quantitative results, particularly against the sector average, in achieving the Company’s social commitments. 03.7. MEMBERSHIP OF THE EXCELLENCE IN SUSTAINABILITY CLUB In 2006, ENDESA was heavily engaged in the activities of the Excellence in Sustainability Club. The Club was created in 2002 to convey the commitment of its members to sustainable development to society as a whole and to foster sustainable development throughout Spain’s entire business community. The Club, which is composed of 22 of Spain’s largest companies, whose aggregate turnover represents 18% of the country’s GDP, provides a forum for dialogue with shareholders and the exchange of best practices in sustainable development through the use of tools to compare companies. The Club is also a means for conveying best practices to other companies by signing agreements, holding seminars and authoring publications. For more information, visit www.clubsostenibilidad.org Sustainability Report 2006 53 endesa06

ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS In a little over a decade, ENDESA has evolved from a stateowned company into a private company listed on the Spanish, New York and Chilean stock exchanges that is included in leading international stock market indexes and has attracted over one million shareholders. Since the beginning of its privatisation process in 1988, ENDESA began to be traded on the New York Stock Exchange, which has given the company significant experience in relations with international investors and in complying with requirements set by the financial market regulatory bodies. ENDESA considers its shareholders a major interest group with which it shares a special commitment to profitability and transparency. This has posed a significant challenge to the Company and in overcoming it, the company has today become, according to the international financial community, an example of how value can be created and communication with shareholders and the market maintained. Efforts in this area were increased in 2000, two years after the final stage of the privatisation process, with the creation of the Company’s Investor Relations Department, which boosted relations with analysts and the markets, in which senior management has become increasingly involved. The offices housing the Department in Madrid and New York, as well as the Shareholders’Office currently located at ENDESA’s corporate headquarters, allow for a steady stream of dialogue to flow between all to ensure transparent information and customized, continuous service. The two “roadshows” carried out in 2006 by the Company’s top-level management in 11 countries with 175 meetings, the 210 meetings held with investors and analysts by the Investor Relations Department throughout the year and the 15,000 telephone calls handled and 8,300 personal visits made that same year by the Shareholders’ Office are examples of the type of constant dialogue maintained. Currently, a total of 200 annual reports are prepared by 40 financial institutions on ENDESA, which makes it one of the most closely followed companies by the markets in the world. In the past few years, a shift has been noted in the concerns and interests of investors, particularly long-term investors. Their constant, traditional focus given to financial matters has now expanded to include the environment, ethics and the company’s image. In short, there seems to be a slow, yet growing shift toward giving more weight to areas related to corporate responsibility and sustainability. To address these new concerns, the Company has taken action to be included in the leading sustainability indexes and rankings or initiatives such as the “ENDESA Climate Initiative” in order to operate in Clean Development Mechanism (CDM) international markets. ENDESA strives to be part of the portfolios of these types of advanced investors, attend the forums where they are present and meet their needs in terms of information. Socially responsible investment portfolios bring to ENDESA, in addition to greater liquidity, the opportunity to be abreast of the new trends in this area, using sustainable development as an indicator that requires sound corporate governance and management. It bears mention that ENDESA was recognised in 2006 as the best electric company worldwide in the area of sustainability development according to the Dow Jones Sustainability World Index. Moreover, ENDESA is included in major investment portfolios and indexes that use sustainability in the selection of securities, as in the case of Storebrand Investments and ASPI. Additional recognitions were obtained in 2006, such as the third best European electric company in investor relations according to the publication Institutional Investors, the best-improved European company in its class according to IR Magazine and the third best European company in financial information according to MZ Consult. This greater focus placed on the new challenges emerging as a result of shifts in investor awareness dovetails with our firm commitment to the creation of value, as shown by having achieved a total shareholder return of 72.1% in 2006, in addition to a record dividend payout of 2.541 billion euros against earnings from the previous year. CASE STUDY: THE RELATIONSWITH SHAREHOLDERS AND INVESTORS AND SUSTAINABILITY Our challenge: create value while ensuring transparency 54 Sustainability Report 2006

04. CREATION OF VALUE FOR EMPLOYEES ENDESA is convinced that the success of leading companies does not lie solely with traditional factors related to industrial activity or the use of economic and financial resources but also with the management of all that affects the Company’s awareness of and relationships with its environment, the efficient use of its operating structure and its reputation as a company, i.e. how its intangible assets are managed. Its intangible assets fall into the following categories: • Human capital: ENDESA is committed to providing a safe and healthy working environment for its employees, encouraging professional development with training and promotions and establishing measures for them to ensure a balance between their professional, personal and family lives. It offers a fair compensation and incentive program and allocates resources for headhunting and retaining the most talented professionals. • Technological assets: ENDESA invests in technology and innovation as the driving force behind its businesses and as a means toward quality, efficiency and the environment. • Organisational assets: ENDESA promotes learning and knowledge dissemination within the company with a view towards its management and using its organisational structure in the most efficient way possible through various professional development programs. • Business and social assets: ENDESA makes a wide range of permanent communication channels, media and flows available to its stakeholders and encourages dialogue with them through initiatives such as, contacts with social and citizen organisations and authorities, negotiations with trade unions, forums to discuss, meet and reflect, etc. A key aspect of these relations is collaboration with suppliers through innovation circles and with other companies by way of the two CENIT (National Strategic Consortium for Technical Research) that it heads. • Image capital: This relates to the awareness, reputation and valuation of the Company by society and is closely linked to the brand value. Sustainability Report 2006 55 endesa06

COMMITMENT TO THE HEALTH, SAFETY, AND PERSONAL AND PROFESSIONAL DEVELOPMENT OF PERSONS WORKING AT ENDESA 01. CONTEXT ENDESA’s values and strategic goals in the area of human resources require a merit- and development-oriented personnel management strategy, diversity and respect for equality of opportunity, and a safe and healthy working environment for Company employees. Evaluation of compliance with these values is built into the Company’s review and compensation systems for its key professionals. 56 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Training and tools for quality service Employee satisfaction Attracting and retaining talent Equal opportunities and diversity Workplace health and safety

26,758 employees at 31 December 2006 20.8%fall in in the accident rate, expressed in terms of frequency, in 2006 1,342,786 hours of training provided 23,639 members of the Company Pension Plan endesa06 Sustainability Report 2006 57

ENDESA considers its human resources to be one of its most valuable assets. Therefore, it promotes the professional and personal development of its employees, encouraging their participation in the achievement of common goals. To achieve this ENDESA undertakes to: • Ensure equality of opportunity among its employees. • Foster the development of their professional talent without discrimination on grounds of sex, age, culture, experience or beliefs. • Guarantee safe and healthy working environments. • Facilitate a work-life balance, • Apply compensation policies that are equitable and motivating. ENDESA is committed to cultural change based on merit, innovation, excellence and quality. It is committed to efficiency, a healthy working environment, commitment, a work-life balance and diversity as a source of innovation. In relation to this last aspect., it is worth highlighting that in December 2006 the Executive Committee approved the Diversity Management policy along with an Action Plan for its implementation across the Company’s businesses with the aim of promoting diversity management as a basis for creating social value and wealth and as a factor for equal employment opportunities. The information platform Nostrumis a global tool to foster more decentralised and efficient management of human resources To increase efficiency and decentralisation in the management of specific human resource processes, ENDESA uses the corporate HR management system Nostrum. At the end of 2006 this was fully implemented across all ENDESA’s companies, with the exception of Snet (France) and Edesur (Argentina). Nostrum allows managers and employees to access important company information in relation to training, hiring, reviews, etc., facilitating their efforts in these areas. In this manner, Nostrum makes a significant contribution to increasing personnel management efficiency and ensures an integrated and homogeneous approach to HR management, using common guidelines that facilitate cultural change. 02. WORKFORCE ENDESA had 26,758 employees at the end of 2006, a decrease of 1.6 percent on the total at the end of 2005 . The size of the workforce has declined in all the Company’s businesses: by 0.7% in Spain and Portugal, 1.1% in Europe and 2.9% in Latin America. With regard to age, 76%t of ENDESA’s workforce is under 50 and more than 90% is over 30. This means the Company has a predominantly young, though experienced, workforce, providing significant capacity and scope for growth and for personal and professional development. 76 per cent of the total workforce is under the age of 50 03. TRAINING AND TOOLS TO PROVIDE A HIGH-QUALITY SERVICE 03.1. STRENGTHENING TRAINING CAPACITIES ENDESA’s training and development initiatives promote the professional and personal development of its employees and are in line with the Company’s strategic objectives. These initiatives can be broken down into two categories: global initiatives and specific initiatives. 03.1.1. Global training initiatives These are mainly directed at managers and contribute to implementing a common culture, meeting corporate targets and developing leadership at ENDESA. Of the initiatives implemented in 2006, the most noteworthy is the ENDESA Leadership Development Programme, aimed at developing leadership among the management team from a personal, team, company and business standpoint. Other global training initiatives, especially those linked to innovation and technology, are managed by Endesa Energy School, ENDESA’s corporate university. Other initiatives in 2006 included the organisation of technology courses for non-experts, the negotiation of several collaboration agree- 58 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

endesa06 2006 / 2005 2006 / 2002 Average workforce 2004 2005 2006 % change % change Electricity business Spain and Portugal 13,659 12,833 12,663 -1.3 -7.5 International electricity business (Latin America) 11,703 12,105 12,078 -0.2 9.8 Electricity business Europe 1,523 2,333 2,172 -6.9 66.8 Other businesses in Spain 100 23 35 52.2 -93.4 Total 26,985 27,294 26,948 -1.3 1.6 * The workforce in Spain and Portugal includes staff of the Corporation and Services (487 and 458 people, respectively) International and European business employees who are based at ENDESA´s headquarters (Madrid) are included under regulations outlined in the Collective Agreement. WORKFORCE AGE PYRAMID LATIN AMERICA Range % Average workforce <25 3.3 399 25-29 11.6 1,401 30-34 16.1 1,944 35-39 16.3 1,969 40-44 18.0 2,174 45-49 14.4 1,739 50-54 9.9 1,196 55-59 7.0 845 60-64 3.4 411 >64 0.0 0 Total 100.0 12,078 WORKFORCE AGE PYRAMID SPAIN AND PORTUGAL Range % Average workforce <25 0.4 52 25-29 4.0 499 30-34 10.7 1,353 35-39 11.6 1,468 40-44 19.4 2,452 45-49 27.4 3,488 50-54 20.0 2,521 55-59 6.1 774 60-64 0.4 50 >64 0.0 6 Total 100.0 12,663 WORKFORCE AGE PYRAMID REST OF EUROPE (EXCLUDING FRANCE) Range % Average workforce <25 0.0 0 25-29 2.0 22 30-34 5.3 57 35-39 11.7 125 40-44 20.8 223 45-49 25.8 277 50-54 27.2 292 55-59 7.0 75 60-64 0.1 1 >64 0.0 0 Total 100.0 1,072 2006/2005 2006/2002 Workforce at year-end 2004 2005 2006 % change % change Electricity business Spain and Portugal* 12,889 12,709 12,625 -0.7 -6.8 International electricity business (Latin America) 11,735 12,317 11,962 -2.9 7.1 Electricity business Europe 2,436 2,153 2,130 -1.1 82.4 Other businesses in Spain 93 25 41 64.0 -91.3 Total 27,153 27,204 26,758 -1.6 1.5 Sustainability Report 2006 59

ments with universities and research and development centres and the development of seminars on energy technology. Also, the Company decided on a company-wide Post-graduate Policy. 03.1.2. Specific training by business area These initiatives, which are specific to each business, seek to consolidate and ensure that each business’s strategic goals and standards of excellence are met. The following are some of the specific initiatives included in the 2006 development and training program for Spain and Portugal: • In Generation, training in new facilities and in new equipment and technologies. 9,859 attendees received 150,741 hours of training. • In online education, training oriented toward increasing control and oversight over third parties to increase accident prevention, enhancing sales skills, training on legal requirements resulting from market deregulation. 13,736 attendees received 140,310 hours of training. • In Supply, a course on solar photovoltaic energy for managers in the Large Customer Department, management training in sales and the Sales School. 2,833 attendees received 32,602 hours of training. • In Services, developing skills to improve the quality of inhouse service. 1,516 attendees received 30,446 hours of training. • For the holding company, which comprises corporate divisions, energy management, and parent companies, course hours totalled 55,087, with 2,096 attendees. Particularly noteworthy were the Awareness-Building Plan for Environmental Management Systems, training to improve employee service, as well as training in ENDESA’s management and procedural systems. • Specific across-the-board initiatives included the Workplace Accident Prevention courses in the context of the Praevenio Plan, a first-aid training program in Catalonia for 1,117 employees, the AD HOC course offering training to facilitate day-to-day work, training in the Nostrum Human Resources System, the in-house plan to integrate the functions of selection and training, etc. These initiatives provided more than 1.3 million hours of training to over 78,000 attendees. Worth highlighting are the workplace health and safety courses, with more 127,000 hours of training provided to over 22,000 attendees. On average, more than 50 hours of training was provided per employee. Risk prevention and workplace heath and safety is the area in which most employees have received traning in 2006 60 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS BREAKDOWN OF TRAINING HOURS AND ATTENDEES BY BUSINESS LINE Attendees % Hours % Corporate divisions 2,096 3 55,087 4 Generation (Spain and Portugal) 9,859 13 150,741 11 Distribution (Spain and Portugal) 13,736 17 140,310 10 Supply (Spain and Portugal) 2,833 4 32,602 2 Services (Spain and Portugal) 1,516 2 30,446 2 Europe (Endesa France and Endesa Italy) 3,666 5 38,736 3 Latin America (corporate) 180 0 14,584 1 Generation (Latin America) 10,040 13 142,305 11 Distribution (Latin America) 31,799 40 627,555 47 Services (Latin America) 2,872 4 110,424 8 Total 78,597 100 1,342,790 100

endesa06 BREAKDOWN OF TRAINING HOURS AND PARTICIPANTS BY SUBJECT AREA Subject area Participants % Hours % Investment (_) Quality and environment 5,524 7 50,870 4 396,429 Sales and marketing 5,152 7 211,875 16 1,406,652 Economic-Financial 1,201 2 44,853 3 364,257 Management and Human Resources 15,217 19 298,050 22 2,910,496 Languages 2,200 3 88,294 7 673,313 Information Technology 4,309 5 65,880 5 488,907 Other technical training 5,318 7 79,980 6 723,522 Health and safety 22,449 29 127,286 9 1,249,079 Technical-distribution 10,714 14 200,681 15 1,564,267 Technical-production 6,513 8 175,017 13 1,834,145 Total 78,597 100 1,342,790 100 11,611,066 TRAINING RATIOS Hours of training/Employee 50.14 Hours of training/Attendee 17.08 External cost/Employee (_) 433.56 Attendees/Employees 2.93 03.2. COMPETENCIES MODEL FOR ENDESA GROUP ENDESA has a single competencies model for all its employees which is shared by the companies and business units of its corporate group. This model aims to provide the organisation with a single language for identifying and managing talent. The model includes 120 technical and operational competencies and 10 generic management competencies, associating each profession/job with the necessary competencies and level required, with the aim of objectively assessing the person’s suitability for the requirements of the job held. The model also permits the establishment of ambitious standards of behaviour in line with demanding strategic goals, along with Individual Development Plans which strive for growth in competencies and succession and functional mobility plans. ENDESA has established a common model across the Company to identify and manage talent 2006 saw the start of the review process for the 10 core generic management skills, which are a key element of the Leadership Model. This project provides a solid basis for the drawing-up and management of Individual Development Plans. To enhance this initiative, all of the Company’s managers and executives received training, both in-house and online, and these efforts will continue in 2007. 03.3. PERFORMANCE MANAGEMENT SYSTEM The Performance Management System aligns objectives and people’s performance with the Company’s strategy. Building on the Performance Management System redesign carried out in 2005, in 2006 the Company worked on reaching goals for cultural change and for consolidating existing review procedures. Performance Management Policies were also extended to the category of professional workers at ENDESA Group companies. At the same time, training and communication efforts were directed at managers at all levels with the goals of streamlining review criteria, enhancing skills and accompanying manager teams as they organise Evaluation Committees (Mesas de Calibración). Thanks to the drive to extend the Performance Management System to all the Group companies, a total of 3,790 persons were assessed via this system in 2006, 600 more than in 2005. 03.4. INTERNATIONAL MOBILITY Another tool available to ENDESA to enhance the performance of its employees is the International Development Plan. This was implemented in 2003 and promotes temporary international assignments across various countries for various periods of time to perform a specific job at another Group company. Sustainability Report 2006 61

The aim of this Plan is to foster the development of the business and the professionals working for it, to promote a common culture and to support the Company’s operations outside Spain. In 2006 a total of 86 employees participated in the International Development Plan in the following countries: 04. ATTRACTING AND RETAINING TALENT Attracting and retaining talent is a key element of human resource management. In 2006 a total of 332 persons left the employment of ENDESA in Spain either voluntarily or as a result of dismissal or retirement. This figure is substantially lower than the 2004 and 2005 figures of 560 ands 506 persons, respectively. The personnel turnover rate1 at the Spanish business was lower among women (0,019) than men (0,027) and, by age groups, the rate is higher among the over-50s (0,039). Turnover was higher in Latin America, with a rate of 0,021. 04.1. INTEGRATED TALENT MANAGEMENT The main personnel management initiatives in 2006 were focused on: • Recognition of individual merit and contribution. • Decentralised evaluation of talent in order to facilitate mobility and optimise succession plans for key positions. • The development of communication models geared towards guaranteeing transparency in personnel management policies. • Commitment to quality, decentralising the work of managers and efficient processes. The design process for the System of Identification, Validation and Management of Potential was completed in 2006, and will allow the Company to finalise its Integrated Model for Talent Management in order to obtain quality information geared toward drawing up individual development plans and managing job succession in critical positions. 04.2. EXECUTIVE MANAGEMENT MODEL ENDESA has established a single Executive Management Model across its businesses. This model establishes the framework for common initiatives and principles in this field while setting guidelines for basic requirements for joining the executive team. With this series of guidelines the Company aims for executive management practices to be in line with principles that foster shared value creation with a future-oriented outlook to help ENDESA to be a benchmark company in the markets in which it operates. The following are the Company’s executive management highlights for 2006: • The approval of the Postgraduate Policy, which oversees ENDESA’s postgraduate programs worldwide. • Fifth Executive Meeting, attended by 428 executives, during which the Company presented its Leadership Program. 62 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS EMPLOYEE DISTRIBUTION BY COUNTRY (No. employees) Argentina 4 Brazil 14 Colombia 7 Costa Rica 1 Chile 11 Spain 22 United States 1 France 8 Holland 1 Italy 5 Morocco 1 Peru 3 Portugal 2 China 1 Poland 1 TURNOVER RATE IN SPAIN AND PORTUGAL INCLUDING NETWORK FACTORY Sex Age groups Women Men < 30 years 30-50 years > 50 years Total number of employees 2,125 10,476 529 8,511 3,561 Turnover in absolute terms 42 290 9 183 140 Turnover rate 0.019 0.027 0.017 0.021 0.039 1 Personnel turnover rate turnover in absolute terms divided by the number of employees

• The Approval of Guidelines for the Application of the Charter Governing Executives, Employee Code of Conduct, and Incompatibility and/or non-competition covenants by the Commission for Interpretation and Monitoring of the Executive Charter and Employee Code of Conduct. • The approval of the new Transfer Policy for personnel and executives (only in Spain). 04.3. COMPENSATION POLICY ENDESA regards fair compensation as key in retaining talent. Accordingly, the Company has a merit and results-oriented pay strategy which evaluates the combination of factors which enable an objective analysis based on segmentation strategies, tailored to each country’s economic environment and compensation framework, without discrimination on the grounds of sex or any other reason other than professional performance. A flexible compensation system for executives was implemented in 2006 and will be extended to other employees in the coming years. 97.3 per cent of ENDESA’s employees have indefinite contracts. In Latin America, this percentage is 94.6%, in Spain, 98%, and in Europe, 99.4%. 04.4. PENSION PLAN AND SOCIAL BENEFITS The ENDESA Group’s employee Pension Plan, which came into effect on 1 January 2005, marks an important milestone in the Company’s pension management. It integrates all of the 20 ENDESA Group employee pension plans previously in existence, has 23,639 members and pension obligations of more than 2.1 billion euros. The Plan has been fully adapted to the Company’s organisational structure, and is currently focused on the quality of service and information for members via a web access tool and optimising the profitability of their investments. ENDESA has consolidated the Group’s pension provision into a single Pension Plan with 23,639 members ENDESA has outsourced all its pension commitments in those countries where this is mandatory. ENDESA’s pension commitments totalled Euro 4,502 million at the end of 2006. Of this total, Euro 2,607 million corresponded to the group’s Pension Plans, Euro 1,719 million represented commitments to active and inactive employees though insurance policies, and Euro 176 million took the form of severance payments. In total, ENDESA has pension commitments to more than 62,000 persons. This total is comprised of active and inactive employees as well as those who have taken early retirement or who have retired. ENDESA also offers its employees a series of social benefits in addition to those it is required to provide by law. These include a 55% subsidy on meals at the Company canteen at its headquarters in Madrid, study grants, the supply of electricity, life insurance and healthcare, for which ENDESA assumes 100% of the costs at a total outlay of Euro 28.5 million. Sustainability Report 2006 63 endesa06 ANNUAL REMUNERATION IN SPAIN BY PROFESSIONAL CATEGORY (In thousands of euros) 2004 2005 2006 Managers and university graduates 36.79 37.89 39.03 Employees with college diplomas 35.46 36.52 37.62 Middle management 29.58 30.47 31.39 Admin staff and manual workers 22.15 22.82 23.50 TYPE OF CONTRACT (%) 2004 2005 2006 Spain Indefinite contract 97.63 97.41 98.02 Temporary contract 2.37 2.59 1.98 Europa Indefinite contract 99.40 99.40 99.40 Temporary contract 0.60 0.60 0.60 Latinoamérica Indefinite contract 94.20 94.10 94.60 Temporary contract 5.80 5.90 5.40 Total Indefinite contract 96.80 96.90 97.30 Permanent contract 3.20 3.10 2.70 COMPANY’S PENSION AND SEVERANCE PAY COMMITMENTS TO EMPLOYEES 2005 2006 Inactive 29,153 30,101 Active 23,944 23,188 Early-retirements 6,272 5,964 Potential early-retirements 3,295 3,570

04.5. CONCILIATION As part of its Sustainable Development Policy, ENDESA promotes a work-life balance, which it regards as an additional tool for attracting and retaining talent, increasing commitment and motivation and bolstering its commitment to equality of opportunities. In December 2006, ENDESA’s Executive Committee approved its work-life balance policy along with a Corporate Action Plan for its implementation across all ENDESA’s businesses. The Plan includes a series of monitoring indicators, an awareness and training plan for managers and executives, and the creation of a work-life monitoring centre, with the aim of identifying and disseminating best practice locally, regionally and company-wide. The Company has been certified as a Family-Friendly Company (EFR) by the Fundación+familia foundation at the start of 2007 as a result of these and other related initiatives A total of 110 initiatives have been applied across ENDESA’s companies of the 115 analysed in the IFREI study (IESE Family Responsible Employer Index) on striking a work-life balance. The basic principles of this ENDESA policy can be summed up as follows: the Company regards work-life balance as a key element in achieving a competitive edge and is committed to fostering initiatives that underpin policies in this area and to ensuring equality of opportunity. It requires its leaders to ensure these policies are fully implemented and to serve as an example of their validity. ENDESA promotes the inclusion of its work-life balance principles in its regulations and working and personnel management processes, whilst encouraging the companies and bodies with which it works to pursue similar principles. The Company focuses on aspects which contribute added value to persons and the organisation: more flexible working hours and environment and personal and professional support for people in areas which help them to meet their needs. ENDESA has been certified as a Family-Friendly Company by Fundación+familia 05. EMPLOYEE SATISFACTION 0.5.1. EMPLOYEE SATISFACTION AND WORKING ENVIRONMENT: The Company implemented a Workplace Environment Study in 2004 to prioritise necessary initiatives and identify those areas where the need for improvement is most pressing. This study was followed in 2005 and 2006 by a Results Communication Plan and Action Plans for the priority areas of action for ENDESA as a whole. The areas identified as a priority by employees in the first Workplace Environment Study were personal and professional development, ongoing training, health and safety, the improvement of working conditions, the promotion of a worklife balance, and the establishment of fair and motivating evaluation and compensation systems. The second Workplace Environment Study was scheduled to be carried out in 2006, but the Company decided to postpone it due the takeover bids for the Company. The improvement and strengthening of employee satisfaction is one of the aims established for the 2005-2009 period in the Corporate Strategic Map. To this end it has implemented other initiatives to analyse employee satisfaction, chief among which is the Assessment Quality Thermometer, a vital tool which enables the Management of the Company to gauge views on the Performance Management System and which provides each evaluator with an assessment of their performance in the process. The results obtained in 2005 enabled the Company to introduce significant changes to human resource management in 2006. Other initiatives prompted by the Assessment Quality Thermometer included the formation and launch of the Monitoring Committee for the Performance Management System, the change in this system’s Weighting Model, changes in the system’s criteria for recognition of individual merit and remuneration, the extension of the Evaluation Committees to areas in Spain and Colombia and to managers in Italy and France, and improvements to the documentation and support provided to managers during the process. A significant indicator of the existing working environment in the Company is the number of hours lost to strike action. In 2006, 0.01 per cent of hours worked in Spain were lost to strike action and 0.00006 per cent in Italy; this demonstrates that the initiatives implemented and agreements negotiated by the Company were carried out in a harmonious working environment. 64 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

05.2. CHANNELS FOR COMMUNICATION WITH EMPLOYEES ENDESA regards clear communication with employees as vital and has established numerous channels and tools with the aim of ensuring that all employees have access to at least one of these channels. Among the most important of these channels are: 179 meetings in Spain between Senior Management and employees to find out their interests, concerns and expectations Working breakfasts between the CEO and employees of the Company 2004 saw the launch of a working breakfast scheme in Spain which enabled employees to meet the CEO of ENDESA over breakfast. This initiative was subsequently extended to Latin America, where employees now meet Managers and General Managers of subsidiary companies. These meetings permit representative groups of employees to relate experiences and issues of interest to top-level management and to receive information first hand from the heads of the Company. Some of the most popular issues discussed have been the future of the Company, workplace health and safety, customer-service systems and the work-life balance. Dynamism Mail Box In 2006, the Dynamism Mailbox continued to provide an in-house communication channel for employees wishing to e-mail those in charge of the Job Replacement Competencies Centre (e-mail address: dinamización@endesa.es) to express their interest in any future professional opportunities that could arise within the Company. All employees who have contacted the Dynamism Mailbox are evaluated to identify their interests and professional profile, with a view to considering them as potential candidates for planned job vacancies in the course of the year. canalEndesa. In 2005, a new in-house communication channel was launched called canalEndesa. This permits information and data on Company projects and initiatives which are of interest to employees to be disseminated. This channel is comprised of a network of centrally-managed screens situated in various work centres which permit the dissemination of texts, videos, photos, animated graphics, etc. CanalEndesa helps increase employee access to important Company information. Other in-house communication channels are internal communiqués (Direct Line and Notices), the Corporate Intranet, the magazines Actualidad ENDESA and América ENDESA. 05.3. CLIMATE OF DIALOGUE AND COLLECTIVE AGREEMENT Throughout 2006, ENDESA continued its customary policy of dialogue and collective agreement, in keeping with the Company’s policies in respect of freedom of association. As at 31 December 2006, there were 54 collective agreements in place at ENDESA’s subsidiaries in its eight most important countries of operation, of which 52 are still effective and the other six were being negotiated. In all, these agreements affect 21,377 people. In 2006, Collective Agreements affecting 12% of ENDESA’s workforce were renegotiated. In Spain, there were 4 collective agreements in force at the end of 2006, of which 3 were in force and 1 was being negotiated. In all, these agreements affect 11,651 people. In addition, the first collective bargaining agreement for Endesa Ingeniería was being negotiated. In Latin America, as of 31 December 2006, there were 47 collective agreements, of which 46 were in place and 1 was being negotiated. These agreements affect a total of 7,893 employees. In 2006, 9 collective agreements were signed in Argentina, Brazil, Chile and Peru. Finally, as of this date there were 3 collective agreements in Italy and France, all of them in force. In all, these agreements affect 1,833 people. One new collective agreement was signed in Italy in 2006. Sustainability Report 2006 65 endesa06 COLLECTIVE AGREEMENT STATUS AT DECEMBER 31, 2006 Latin America Spain Rest of Europe Total Workers Workers Workers Workers Agreements affected Agreements affected Agreements affected Agreements affected Agreements 47 7,893 4 11,651 3 1,833 54 21,377 Agreements in force 46 7,672 3 11,561 3 1,833 52 21,066 Agreements under negotiation 1 221 1 90 0 0 2 311 Information related to ENDESA subsidiaries in the eight markets in which it has the largest presence

21,377 workers were covered by collective agreements in the 8 countries in which ENDESA has the largest presence Building on the policy it has had in place since 2004, the year in which the Endesa Group’s Second Collective Agreement was signed, the Company continued to make progress in labour convergence and homogenisation standards through specific agreements with labour representatives on issues such as working systems, simplification of the salary structure and the establishment of internal guidelines. ENDESA’s Framework Agreement included measures to safeguard the Company’s positive working environment and employee satisfaction, for example ensuring that employee representatives are informed sufficiently in advance of organisational changes, explaining the reasons for measures and their likely impact on employees. Workers Committees and staff representatives must also be informed in advance of changes in jobs, redeployments, temporary secondments, changes to the working day, the incorporation of employees from other companies and agreements affecting work volume. Also worth highlighting in 2006 are an agreement for the improvement of supply operation and quality in the areas of Andalusia and Extremadura, and an agreement on the work regime for maintenance of conventional thermal power plants, diesel plants and combined cycle facilities, which will facilitate considerable productivity improvements in a propitious working environment. In 2006 the Company also continued restructuring and adapting its workforce to make it more suitable to the operative needs of the business in Spain, while it took steps to avoid negative impacts on everyday operations by using a succession plan for affected employees. 05.3.1. Trade union representation ENDESA companies in its eight most important countries of operation had 1,171 employee representatives: 748 representatives in Spain, 255 in Latin America, 79 in Italy and 89 in France. Union membership among the workforce of ENDESA and its subsidiary companies in Spain, Latin America, and Italy stood at 52%, 60%, and 73%, respectively. Membership of international labour federations breaks down as follows: International Federation of Chemical, Energy, Mine and General Workers’ Unions (ICEM) 44%; Union Network International (UNI) 11%; Public Services International (PSI) 8%; others: 37%. In Spain, the UGT and CCOO trade unions proposed trade union elections in November and December 2006. These elections were held in February 2007 and were the second general union elections following organisational and corporate consolidation, and involved a total of 12,006 workers. 06. EQUAL OPPORTUNITIES, DIVERSITY AND ANTIDISCRIMINATION POLICIES 06.1. EQUAL OPPORTUNITIES At ENDESA we believe that good diversity management allows the Company to stay competitive and maintain its capacity for innovation. In 2006, the Company’s Executive Management Committee approved policies regarding diversity management to ensure equality of opportunity and its contribution to the Company’s development, and in response to the challenges such as the full integration of women into the labour market and the reality of a multicultural society. 66 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS STRUCTURE OF UNION MEMBERSHIP IN ENDESA GROUP 44% ICEM UNI ISP Other 11% 8% 37%

To adequately manage diversity and reflect the reality of the Company, ENDESA’s strategy has three main focuses: culture, sexual equality and countering age discrimination. Two types of initiative have resulted from the Company’s Diversity Management policy: • The incorporation of this policy into its current personnel management policies, ensuring that it is implemented via existing procedures. • The development of specific projects or programmes in response to specific needs within the framework of this policy. ENDESA regards discrimination as a serious offence which must be dealt with by the bodies established in the collective agreements and the codes of conduct. In 2006 there were no claims arising from acts of discrimination. It is worth mentioning that ENDESA, given the nature of its industrial activity, has had a low female presence in its workforce historically. Between 2001 and 2004 ENDESA’s commitment to equality of opportunity resulted in a significant increase in the number of women working for the Company. Over the last three years this percentage has become established, both in Spain and Latin America. The structure of ENDESA’s workforce in Spain and Latin America, broken down by professional categories and sex, is shown below: We would point out that women and men in the same professional category have an equal average salary. Sustainability Report 2006 67 endesa06 FEMALE WORKFORCE OF ENDESA (% of total) 2004 2005 2006 Spain 16.0 16.4 15.6 Latin America 18.0 19.0 17.0 STRUCTURE OF ENDESA WORKFORCE IN SPAIN BY SEX AND CATEGORY 2005 2006 Men Women Men Women Managers and University Graduates 17.7 4.4 18.7 4.3 Employees with College Diplomas 22.8 3.6 23.7 3.5 Middle Management 21.9 3.5 22.3 3.4 Administrative And Manual Employees 21.3 4.8 19.7 4.5 Total 83.6 16.4 84.4 15.6 ENDESA’S LATIN AMERICAN WORKFORCE BY PROFESSIONAL CATEGORY Executives Managers Experts Technicians Administrative 2006 2005 2006 2005 2006 2005 2006 2005 2006 2005 Argentina Men 2 2 9 9 7 7 49 50 18 18 Women - - 1 1 2 2 - - 12 11 Brazil Men 2 2 4 4 19 17 33 37 21 21 Women - - 1 1 9 7 3 2 8 9 Chile Men 4 4 7 8 37 35 21 24 11 12 Women - - 1 1 7 5 2 2 8 8 Colombia Men 2 2 7 7 26 25 36 34 3 6 Women 1 1 2 2 15 14 5 6 3 3 Peru Men 3 3 9 9 23 20 28 29 11 13 Women 1 - 2 2 6 6 3 2 15 15

06.2. CREATING LOCAL EMPLOYMENT AND INTEGRATING DISADVANTAGED PEOPLE To strengthen its roots in the countries and territories in which it operates, one of ENDESA’s key criteria in the selection of suppliers is increasing local employment and human capital; this results in a larger number of suppliers being contracted from each respective country or territory. For instance, of the total volume of purchases made by the Company in 2006 in Argentina, Peru, Colombia and Chile, 63% were bought from local suppliers, despite the fact that most of the generation equipment for its new thermal, wind and hydro power stations comes from countries in which the multinational manufacturers of turbines and boilers have their production facilities. 63%of total purchases by ENDESA in Latin America were bought from local suppliers ENDESA is committed to multiculturalism and providing development opportunities for its employees. Therefore it combines its international mobility programme with a strong commitment to hiring locally. In 2006, 93% of the Company’s 736 executives were from their respective local communities, the same percentage as in 2005 . Among the Company’s initiatives to promote local employment, particularly noteworthy is Endesa Chile’s. The subsidiary acted as a coordinator so that small suppliers and SMEs could bid for contracts which require independent quality (ISO 9000), environmental (ISO 14000) or industrial safety (OHSAS 18000) certifications, inviting companies with which it had a current contract to join certification plans supported by the Chilean Development Corporation. Eleven SMEs which are contractors for the company are undergoing training with a view to obtaining certification. ENDESA is also committed to promoting the integration of disabled people into the Company via agreements with the ONCE and Adecco Foundations. Under these agreements, recruitment processes and job interviews were carried out for the jobs offered. The Association for Parents of Disabled People of Fecsa has also supported this initiative by putting forward candidates. 06.3. OPPOSITION TO CHILD AND FORCED LABOUR ENDESA opposes any form of child and forced labour, and ensures that all its contractor companies comply with prevailing legislation in each of the countries in which it operates. In 2006, there were no breaches of such regulations. To contribute to the eradication of forced and child labour, ENDESA, in partnership with the World Labour Organization (ILO), is involved in a series of initiatives connected with the “Promotion of Youth Employment in Latin America” Project in Argentina, Brazil, Colombia, Chile and Peru. This project is targeted at young people who are studying at universities, colleges of further education and technical colleges in order to facilitate their access to the labour market. ENDESA is entitled to sit on the Project Monitoring Committee, which is coordinated by the Spanish Confederation of Business Organisations (CEOE). 06.3.1. Evaluation of Endesa Chile’s contractors compliance with human rights All Endesa Chile’s contractors and suppliers incorporate rules of conduct related to human rights and none has had to be rejected for these reasons. The contractors evaluated in 2006 for compliance with human rights conduct rules scored an average of 81.4 out of 100 points. The best scores were for compliance with safety rules (85.48%); compliance with employment rules (85.32%) and treatment of employees (84.47%). 100%of Endesa Chile’s suppliers and contracts meet Human Rights requirements In 2006, Endesa Chile required suppliers of unskilled labourintensive services (cleaning, security) to pay their employees a higher wage than the legal minimum. Monitoring compliance with human rights regulations is the responsibility of Endesa Chile employees called Contractor Inspectors, who monitor each contractor on site. 06.4. GLOBAL COMPACT: LABOUR STANDARDS AND THE PROTECTION OF HUMAN RIGHTS Principles 3, 4, 5 and 6 of the UN Global Compact, to which ENDESA is a signatory, relate to labour regulations. The Company’s 7 Commitments for Sustainable Development include the commitment to the health, safety and personal and professional development of those working at ENDESA, the commitment to good governance and ethical behaviour and the commitment to the development of the societies in which the Company operates. 68 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

ENDESA is also committed to respect the human rights of its employees. This commitment is embodied in its Ethics and Conduct Codes and the procedures which regulate its relations with the persons working within and for the Company. By adhering to the Global Compact, ENDESA has undertaken to strengthen the protection of human rights within the sphere of influence of the Company and its subsidiaries by complying with its first two principles. 07. WORKPLACE HEALTH AND SAFETY ENDESA’s commitment to the health and safety of its employees is expressly contained in its values and commitments to sustainability. Its management is based on the principles of leadership, prevention and ongoing improvement and its aim is to achieve a “zero” accident rate. The main areas of action in this sphere are: • A commitment to strictly comply with all prevailing legislation in the countries where it operates. Sustainability Report 2006 69 endesa06 Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights Principle 2: Businesses should make sure they are not complicit in human rights abuses • ENDESA supports and respects human rights within the sphere of influence of the company and that of its subsidiaries • ENDESA provides the necessary resources to ensure that the Company is not complicit in the violation of human rights in its sphere of influence ENDESA INITIATIVES 1,186 euros per person invested in workplace accident prevention in 2006 A 100%score for health and safety on the Dow Jones Sustainability index Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining Principle 4: Businesses should uphold the elimination of all forms of forced and compulsory labour Principle 5: Businesses should uphold the effective abolition of child labour Principle 6: Businesses should uphold the elimination of discrimination in respect of employment and occupation. •

• The promotion of the occupational well-being of our workers beyond compliance with legal requirements. • The integration of Workplace Health and Safety into the Company’s core policies, according it the same importance as other principles. • The fostering of a policy of communication, dialogue and consultation with all employees in this field, encouraging their participation in health and safety initiatives. • The adoption of the best available technologies, providing health and safety staff with the necessary technical and human resources to achieve a healthy, safe and risk-free working environment. • The development of a workplace health and safety culture by providing training courses for all employees. • The carrying-out of audits that go beyond legal requirements to ensure policies and initiatives are correctly implemented. Providing a healthy, safe and risk-free working environment is one of ENDESA’s key commitments 07.1. HEALTH AND SAFETY POLICY ENDESA has incorporated health and safety into the Company’s strategy and into the daily management of its businesses and subsidiary companies, and the most important decisions in this area are formally taken by the Executive Management Committee, i.e. the Company’s foremost decision-making body. Workplace health and safety: • Workplace health and safety is one of the cornerstones of the Company’s Sustainability Strategy. • It incorporates the principles of Corporate Social Responsibility. • Plans for workplace health and safety take into account dialogue with stakeholders. • Health and safety objectives are expressly incorporated into the Company’s strategic guidelines and the monitoring indicators for this area form part of the indicators which comprise its Balanced Score Card. In 2006, the Company worked on several initiatives in this area aimed at making the Company the world’s leading electric utility in terms of workplace health and safety. These initiatives were sanctioned by the Executive Management Committee over the course of 2006 and in the first few months of 2007: • The first is the formulation of its workplace health and safety policy, at a Company-wide level, in a document which reflects the Company’s track record and principles in this area and the general management principles which will govern its future behaviour, in the context of its sustainability strategy. This is the reference document for the common Workplace Health and Safety Management Model and for the formulation of the corresponding policies for its businesses and subsidiary companies. • The second is ENDESA’s aforementioned Workplace Health and Safety Management Model, which was drawn up in partnership with representatives of the Company’s three businesses. This Model establishes common criteria to be applied via the health and safety management systems for ENDESA’s businesses and subsidiaries, with the aim of promoting excellence in health and safety management. This Model was created as part of the Apolo Project, launched in 2005 and which remains in force until 70 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Strategic objective Workplace health and safety Dialogue with stakeholders RSC Sustainability DELFOS PROJECT The DELFOS Project consists of the design and implementation of an IT platform which will support the following management and information requirements: • Accident prevention management planning • Contractor accident management • Risk evaluation • Workplace healthcare • Health and safety statistics SSL

2012, which has permitted the Company to obtain a wideranging diagnosis of its situation with regard to health and safety and to establish common criteria and areas for improvement. Closely linked is the Delfos Project, which is focused on the development of a common health and safety information system for all ENDESA companies and business lines. • The third is a series of evaluation criteria, results indicators, preventive indicators and common goals, structured in a Workplace Health and Safety Balanced Scorecard, which allows the progress toward achieving the company’s workplace health and safety goal of zero accidents to be measured. This Balanced Scorecard is included in the Corporate and Business Strategic Map. • The fourth initiative is ENDESA’s participation in 2006 in the World Safety Declaration, which is backed by the International Labour Organization (ILO) and which features the participation of 45 large multinational companies. 07.2. NOTEWORTHY WORKPLACE HEALTH AND SAFETY INITIATIVES ACROSS THE COMPANY’S BUSINESSES With regard to workplace health and safety initiatives implemented in 2006 across the Company’s businesses, particularly noteworthy is the development of the Praevenio Plan in Spain and Portugal and certification according to OSHAS 18001 in Latin America. Descriptions of both initiatives are included in specific sections of this chapter. 100% of generation and 67% of distribution in Latin America are certified according to OHSAS 18001 Sustainability Report 2006 71 endesa06 OHSAS 18001 CERTIFICATION The process of adapting ENDESA’s companies to OHSAS 18001 certification continued in 2006A. The Company is adopting this prestigious international standard in a manner compatible with the Management Model mentioned earlier. At the time of going to press, certification of ENDESA’s companies in Latin America was 100 percent in generation and 67 percent in distribution. Certification of the first operating units in the Spanish and Portuguese business will take place in 2007, and while the European business will obtain certification in 2008.

Like all industrial activities, those performed by ENDESA entail risks. Accordingly, since its creation the Company has been especially aware of the need to adopt measures to ensure the health and safety of its employees. At the end of the nineties, the ENDESA group of companies had similar accident rates to the rest of the sector, with significant scope for improvement. The corporate consolidation process carried out at the time permitted the Company to unify workplace accident prevention management, which had previously been divided among the different Group companies, and to apply a global strategy with a common vision and objectives. In 2002, employee health and safety was expressly included by the Management of the Company among the Seven Commitments contained in its Sustainable Development Policy, raising awareness of workplace accident preventionrelated issues. In 2005, in turn, the General Directorate for Spain and Portugal approved its Strategic Plan for the Prevention of Occupational Hazards (Praevenio Plan), which sets out the projects and aims in this field for the 2005-2009 period, and whose primary objective is the reduction of accidents and accident-related absences. The ultimate aim of the Plan is to reduce serious and fatal accidents The Praevenio Plan consists of seven programmes aimed at enhancing knowledge of technical and prevention topics, integrating workplace accident prevention policies into decision making and management systems, fostering a preventive, results-oriented culture, and communicating effectively in this arena with partner organisations. These are as follows: • Training development • Strengthening awareness • Promoting and communicating a culture of accident prevention • Reaffirming the Quality Principle, incorporating accident prevention into the Company’s management systems • Coordination with contractors • Reducing the accident rate • Reducing absenteeism To sum up, the Company plans to go beyond the legal requirements for workplace health and safety so that the accident prevention policy anticipates risks and is proactive, helping to change its corporate culture and making workplace accident prevention an ongoing activity for all Company employees. This change of focus is actively supported by employee representatives, who are aware that workplace health and safety is a common goal and that transparent and participatory workplace accident prevention requires the support of everyone. The Company’s relations with its contractors are also a key aspect of the Praevenio Plan. ENDESA is aware of the difficulty of communicating a clear and effective accident prevention message to all the employees of these companies. To this end, it coordinates activities with the managers of contractors, providing financial and human resources, and expressly includes the reduction of accidents in the contracts signed with these companies as a service quality indicator. It also establishes initiatives which reward best practice and which extend best practice to other ENDESA contractors. Since e its implementation, the Plan has achieved the following results: • A 29% reduction in the accident frequency index • A 40% reduction in the seriousness index. • A 40% reduction in absenteeism due to accidents or illness managed directly by the Company’s Medical Services. • An improvement in the incorporation of accident prevention into the Company’s business lines thanks to its inclusion in decision-making. • A substantial increase in the number of platforms for debating and analysing accident prevention issues across the Company’s different business lines, fostering a preventive corporate culture and the exchange of best practice. In 2006, for example, the Company organised six issue awareness days within the framework of the Plan, which were attended by 550 executives and team leaders. • The implementation of an IT system for monitoring the quality of workplace accident prevention. ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS CASE STUDY: ENDESA’S STRATEGIC PLAN FOR THE PREVENTION OF WORKPLACE ACCIDENTS (PRAEVENIO PLAN) Our challenge: to achieve a zero workplace accident rate 72 Sustainability Report 2006 endesa06 • More workplace accident prevention training, structured as training linked to the risks present in each occupation; training to improve accident prevention, raise awareness and to foster leadership, and specific training linked to professional training. In 2006, a total of 28,946 hours of workplace health and safety training courses were delivered to 2,547 participants within the framework of the Plan. • In 2006 the Praevenio Plan was awarded the Expansión & Empleo Prize for Innovation in Human Resources, the Prever Prize for the Prevention of Workplace Accident Risks by the regional government of La Rioja and the Actualidad Económica prize for the 100 Best Ideas of 2006 in the Social Responsibility category. It also played a key role in ENDESA achieving a 100% score for workplace health and safety on the latest Dow Jones Sustainability index Sustainability Report 2006 73

07.3. OTHER WORKPLACE HEALTH AND SAFETY INITIATIVES The Company has created platforms for the exchange of know-how and good practice and arranges forums and corporate meetings on workplace health and safety. Among initiatives carried out in 2006, of note were the Second Corporate Workplace Health and Safety Meeting in Brazil, workplace health and safety workshops attended by representatives of the Company’s three businesses, the workplace health and safety forum held by videoconference, and the workplace health and safety Cooperation Space (ECO), created on the company intranet, and the Senior Management forum on workplace health and safety for the Spanish and Portuguese business. ENDESA also launched an Action Plan to assess workplace stress levels in the Spanish and Portuguese business, a Preventive Medicine Plan for employees focused on hypertension, cardiovascular risk factors, diabetes and the Company’s anti-smoking plan, and a Programme for the Early Detection of Cancers to combat the most common types: prostate, breast, colon and gynaecological cancers. In Spain the Company also monitors employees who could be affected by noise in the workplace, primarily thermal plants, so that their exposure to noise is minimised. To this end, the Company has started to insulate sources of noise pollution, to set up noise-free rest zones and to provide employees with individualised protective equipment. Finally, 57 audits were carried out in work centres in 2006 within the framework of the Praevenio Plan (50 percent of the total outlined for the 2005-2009 period), of which 51 obtained the corresponding certificates. 07.4. PERFORMANCE OF THE KEY WORKPLACE HEALTH AND SAFETY INDICATORS In accordance with the data in the Workplace Health and Safety Balanced Scorecard, ENDESA’s accident rate has improved by more than 30 percent in the past two years and by more than 20 per cent in 2006 compared with the previous year. The Company’s three businesses achieved double-digit improvements in the 2004-2006 period. The frequency index and seriousness index both improved significantly in 2006 in relation to 2005, from 11.95 to 9.80 and from 712 to 451 respectively. These results exceed the targets set for 2006 in the Praevenio Plan. 74 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 0 2 4 6 8 10 -30.6% FREQUENCY INDEX 9.27 8.12 6.43 2004 2005 2006 ACCIDENT RATE (Frequency index) 2004 2005 2006 2006 vs 2005 Spain (Electricity & mining businesses) 14.26 11.95 9.80 -18.0% Rest of Europe 14.25 9.04 13.85 53.2% Latin America 3.80 4.76 3.19 -33.0% Total 9.27 8.12 6.45 -20.8% Note: Frequency index = Number of accidents resulting in sick leave per million hours worked. SERIOUSNESS INDEX (% Change) 2004 2005 2006 2006 vs 2005 Spain (electricity and mining business) 770.0 710.2 451.0 -36.5% Europe 820.9 630.1 428.6 -32.0% Latin America 79.0 232.1 57.2 -75.4% Total 292.5 385.9 245.4 -36.4% Note: Seriousness index = Number of accidents resulting in sick leave days per million hours worked. RECOGNITION IN 2006 FOR WORKPLACE HEALTH AND SAFETY • Maximum score for its industry (100 percent) for the third consecutive year in the category of workplace health and safety in the prestigious Dow Jones Sustainability World Index, exceeding the sector average by 44 points. • Awards for subsidiary companies in Latin America for their efforts to safeguard workplace health and safety: Ampla (Brazil), Emgesa (Colombia) and CAM (Chile). • PREVER 2006 award from the government of La Rioja in the category of Businesses and Institutions, first recipient of the Expansion & Empleo Award for Innovation in Human Resources and the Actualided Económica Award for the 100 Best Ideas in 2006 in the Social Responsibility category.

The frequency index for the accident rate in ENDESA’s electricity and mining businesses fell by 18 per cent in 2006 In 2006 there were four fatal accidents among ENDESA’s workforce and 13 among the workforces of contractors. 07.5. IMPROVING EXTERNAL SUPPLIERS’ HEALTH AND SAFETY MANAGEMENT ENDESA’s ongoing quest for excellence in workplace health and safety has led it to extend its responsibility to suppliers and contractors. In 2006 more than 13,000 contractor jobs were reviewed in Spain to ensure compliance with the Company’s protocol for workplace accident prevention In accordance with ENDESA’s health and safety policy, equal importance is attached to the workplace health and safety of both ENDESA and contractors’ employees. To this end, ENDESA has drawn up an Awareness Plan to communicate its accident prevention culture to the employees of partner companies. This Plan is aimed at senior executives of these companies so that they implement awareness initiatives based on the following guidelines: 1. Setting and development of health and safety objectives. The definition by each company of a set of criteria to define periodic targets based on clearly established indicators. 2. Creation of prizes/awards for contractors with an excellent health and safety record. These should complement the sanctions policy for poor workplace health and safety levels. 3. Self-assessment by company or business/country. A review, managed by the respective senior executive authority, of critical factors in contractors’ health and safety management, the results of which are to be forwarded to senior business/corporate management: 4. Specific issue conferences with contractors by company or business/country. In the light of the above selfdiagnosis, a joint top-level meeting with contractors’ representatives to study the situation and devise an action plan containing specific short-term commitments 5. Plan for crossed audit between group companies The Company launched the Alliance with Contractors Project at the Teruel thermal station, which aims to communicate ENDESA’s accident prevention culture to employees of partner companies. This project will be extended to other production and distribution centres in 2007. Also, in 2006 ENDESA drew up a protocol to provide its businesses with guidelines adaptable to each local scenario and to have the relevant management information regarding contracting of works and services. It also set up the Colabora Project in Spain and Portugal, a new initiative by ENDESA for the management of contractors, whose information system will be extended in 2007 to the Company’s other businesses and which focuses especially on monitoring the workplace safety of these companies’ employees. Finally, more than 13,000 jobs were reviewed over the year in the context of the Praevenio Plan to ensure compliance with the Company’s protocol for workplace accident prevention. Sustainability Report 2006 75 NO. OF FATAL ACCIDENTS 2004 2005 2006 Spain (electricity Endesa employees 1 0 5* and mining business Contractors 8 6 3 Europe Endesa employees 0 0 0 Contractors 1 0 0 Latin America Endesa employees 0 0 0 Contractors 4 15 10 Total Endesa employees 1 0 5* Contractors 13 21 13 * Among them, one heart-attack and one traffic accident. ABSENTEEISM DUE TO COMMON ILLNESSES (No, of sick leave days due to common illnesses per million hours worked) 2004 2005 2006 Spain (electricity and mining businesses) 4,820 4,934 5,046 Europe 3,354 4,521 4,087 Latin America 2,802 3,100 2,430 Total 3,321 3,977 3,648

COMMITMENT TO GOOD GOVERNANCE AND ETHICAL BEHAVIOUR 01. CORPORATE GOVERNANCE ENDESA’s principles of Corporate Governance are contained in the Company’s Corporate Bylaws, Shareholders’ Meeting Regulations, Board Regulations, Internal Regulations on Conduct in Securities Markets and Corporate Integrity Regulations. The Articles of the Company’s Bylaws contain, together with the mandatory legal provisions, the criteria that guide the governance of the Company and the bodies composing it - namely, the General Shareholders’ Meeting, the Board of Directors and the Executive Committee. We would highlight the following of the fundamental principals that underpin it: The Shareholders’Meeting Regulations arrange the mechanisms which provide information and encourage the exercise of shareholders’ rights to take part in debates and to vote to strengthen shareholder participation. The Board Regulations regulate the organisation and functioning of the Board of Directors in accordance with Article 36 of the Corporate Bylaws. These regulations are underpinned by three key considerations: promoting transparency in the conduct of the Company’s governing bodies, fostering effective business management, and the assumption of responsibility in respect of the Company’s shareholders by Senior Management and the Board of Directors. The same general principles of corporate governance also underlie the Internal Regulations on Conduct in Securities Markets, which determine the rules of 76 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Duty of diligence and loyalty of directors Foster the Involveme of shareholders in decision making Transparency Respect the rights of sharehold

26 meetings of the Board of Directors 48% of shareholders represented at the General Shareholders’ Meeting 81% of the complaints filed with the Ethics Channel in 2006 were resolved in the same year 24 workplaces assessed for corruption risk endesa06 Sustainability Report 2006 77 conduct that must be followed by the people to whom they apply in the transactions they perform; and the Corporate Integrity Regulations, consisting of the Charter Governing Senior Management, the Charter Governing Executives and the Employee Code of Conduct, which establish the principles that are to guide their actions: ethical conduct, professionalism and confidentiality. They also establish the limitations and define the incompatibilities arising from their status as executives and senior executives. For additional information on these documents please consult the corporate website: www.endesa.es Independence, transparency, integrity and sustainability are at the core of ENDESA’s identity ENDESA publishes an Annual Report on Corporate Governance, which is distributed to all shareholders and stakeholder groups along with its Annual Report and contains exhaustive information on the issues considered in this Chapter. 01.1. GOVERNANCE STRUCTURE As mentioned earlier, the Company’s organs of governance are the General Meeting of Shareholders, the Board of Directors and the Executive Committee. • General Shareholders’ Meeting. The General Meeting of Shareholders is the meeting which, observing the relevant formalities and legal requirements, deliberates matters within its ambit and makes decisions by majority vote to express the wishes of the Company. The Company always endeavours to achieve the highest possible turnout at its General Meetings of Shareholders, providing the widest dissemination of call notices, via attendance premiums and by establishing new channels of communication with its shareholders including the live broadcasting of the General Meeting via the Company’s website and proxy and and long-distance voting by post or electronic mail. This effort has resulted in an increase in the quorum obtained from 35.2 % in 2002 to 48.2 % in 2006. • Board of Directors. The key mission of the Board of Directors is to act as the driving force for the Company’s governance. The Board enjoys full powers to run, administer and represent the Company in all business related to ENDESA’s declared object. 78 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS In recent years there has been a significant increase in shareholder and investor interest in issues relating to good corporate governance and the intensity and scope of corporate governance regulations. ENDESA views the application of best corporate governance practices as a fundamental corporate responsibility and a key factor in maintaining the confidence of shareholders and the markets, which regard these practices as an increasingly important consideration when reaching investment decisions. For companies, the application of best corporate governance practice means they must endeavour to present information clearly. This requires the governing bodies to be more involved in the external communication of information. In ENDESA’s case, however, the Company has drawn on a long history of best practice in line with commonly accepted criteria at any given moment to adapt to new rules and recommendations. Consequently it has required far less effort for the Company to adapt. With regard to the Spanish context, ENDESA believes its current procedures generally comply with the new framework of the Unified Code of Good Governance which includes the regulator’s new recommendations. Among the latest corporate governance initiatives adopted by ENDESA, particularly noteworthy is the introduction in 2005 of an Ethics Channel; it is one of the first Spanish companies to introduce such a tool. The Ethics Channel, which is monitored by the Company’s Audit and Compliance Committee, can be used by any person (employees, shareholders, customers, suppliers …) in a completely anonymous and confidential manner to report any conduct regarded as irregular or inappropriate in relation to accounting, controls, internal auditing or other matters. This channel is externally managed by a third party which reports to the Corporate Audit Department, thereby guaranteeing the independence and confidentiality of its management and use. CASE STUDY: IMPLEMENTATION OF MECHANISMS AND PRINCIPLES OF GOOD GOVERNANCE Our challenge: to ensure ENDESAmaintains the highest standards of good governance

Sustainability Report 2006 79 endesa06 MEMBERS OF THE BOARD OF DIRECTORS Duty Members Date Type Committee Chairman Mr. Manuel Pizarro Moreno 18.10.1996 Exec. E 14.05.2002* Chief Executive Mr. Rafael Miranda Robredo 11.02.1997 Exec. E Members Mr. Alberto Alonso Ureba 19.06.1998 Independent E Mr. Miguel Blesa de la Parra 06.11.2000 Nominee E Mr. José María Fernández Cuevas 19.06.1998 Other external E,A Mr. José M. Fernández Norniella 07.07.1998 Independent E Mr. Rafael González-Gallarza Morales 19.06.1998 Independent N Mr. Juan Ramón Quintás Seoane 02.04.2004 Independent N Mr. Manuel Ríos Navarro 28.07.1998 Independent N Mr. Juan Rosell Lastortras 27.05.2005 Other external N Mr. Francisco Javier Ramos Gascón 06.02.2001 Independent A Mr. Alberto Recarte García-Andrade 27.05.2005 Other external A Mr. José Serna Masiá 07.02.2000 Independent A Non-Director Secretary Mr. Salvador Montejo Velilla 01.07.1999 — — E-Executive Committee A-Audit and Compliance Committee N-Appointments and Compensatio Committee Chairman: Mr. Manuel Pizarro Moreno Chairman: Mr. José Serna Masiá Chairman: Mr. Manuel Ríos Navarro * Company’s Chairman since that date. NUMBER OF MEETINGS HELD IN 2006 Board of Directors 26 Executive Committee 40 Audit Committee 5 Appointments and Remuneration Committee 9 REMUNERATION OF DIRECTORS IN 2006 (In Euros) Board members Chairman Chief Executive Officer Total Fixed compensation 584,985 1,249,200 1,124,280 2,958,465 Variable compensation 492,532 1,640,963 1,431,187 3,564,682 Attendance fees ENDESA 859,445 130,219 130,219 1,119,883 Attendance fees other companies 194,440 97,128 291,568 Other remuneration 4,342 21,608 25,950 Total 2,131,402 3,024,724 2,804,422 7,960,548 The articles of association fix the number of Board members at 9-15. At the time of preparing this report, the Board of Directors consists of 13 members, 3 of whom are external directors, 7 are external independents, 2 are exeuctive directors and 1 is a nominee director. • Executive Committee. The Company has had an Executive Committee since 1972. The make-up of the committee shows the same balanced composition as the Board of Directors. Thus, of the Committee’s 6 members, 2 are Company executives, 2 are independent external directors, 1 is an external director and 1 a nominee director. The main duties of the Executive Committee include managing and controlling the Company, studying and proposing guidelines to define the business strategy and supervising its subsequent implementation The Audit and Compliance Committee ensures good corporate governance and transparency whilst the Appointments and Remuneration Committee informs the Board of Senior Management appointments, approves their compensation and prepares and approves the Charter Governing Senior Management. Both committees were created in 1998 and have four members, all of whom are external directors. The Board of Directors, the Executive Committee and the Committees worked especially hard in 2006, a fact which is reflected in the number of meetings held. In accordance with current legislation, and with the aim of complying with best Corporate Governance practice, the principle of transparency of the Unified Code of Good Governance has been adopted for the presentation of remuneration in 2006: “all remuneration components and concepts must be fully transparent, including compensation agreed in the event of vacation of office (for more information see Annual Report and Corporate Governance Report). The remuneration received by the Board of Directors in 2006 was as follows:

01.2. SEPARATION OF DUTIES The Chairman of the Board and the Chief Executive Officer have differentiated functions as established in the Corporate Bylaws and in the Board Regulations. The Chairman • Functions assigned by the legislation in force and the Bylaws. • Promotes the governance of the Company and of its Investees. • Oversees the functioning of the Board, ensuring that the members of the Board have adequate information. • Represents the Company, particularly in its dealings with public authorities, stock market institutions, companies and associations in the electricity sector. The Chief Executive Officer • Oversees the management of the Company, in accordance with the decisions and criteria set by the Board of Directors and the Executive Committee. • Has ultimate authority over all services provided by the Company and heads its Senior Management team. • Is responsible for implementing the strategy of all ENDESA holdings. 02. GOOD CORPORATE GOVERNANCE 02.1. ETHICAL CODE: COMPLIANCE WITH THE COMPANY’S PRINCIPLES ENDESA has established a set of Rules on Corporate Integrity, which consist of the Charter Governing Senior Management, the Charter Governing Executives and the Employee Code of Conduct. The three codes establish the guiding principles for the behaviour and actions of the groups at which they are aimed, always in line with ENDESA’s values: workplace health and safety, team work, ethical conduct, customer focus, focus on results, innovation and community and environment. The Employee Code of Conduct applies to all employees of ENDESA and the subsidiaries in which it is the majority shareholder. In the companies in which ENDESA holds a non-controlling stake, it proposes that the governing bodies approve a similar or identical Code of Conduct. ENDESA’s suppliers are also informed of the content of the Code of Conduct. Ethical Conduct, Professionalism and Confidentiality, fundamental principals for ENDESA’s employees There are three general principals guiding the actions and behaviour of employees: Ethical Conduct, Professionalism and Confidentiality. For Senior Management and Executives there is a fourth principle: Dedication. The Company’s operational standards and procedures, as well as establishing the criteria to be adhered to in all activities throughout the organisation, are aimed at assuring awareness of and compliance with the rules of good governance and the guidelines established by the Company’s senior management, always subordinate to the legal prerequisites prevailing in countries where the Company is active and the bylaws and regulations of the Companies that make up the Group. 02.2. ETHICS CHANNEL ENDESA has established an Ethics Channel, accessible via its web page, so that all the members of its stakeholder groups may report, in a secure and confidential manner, any conduct they consider inappropriate, unethical or illegal in the performance of the Company’s activities. The procedure established ensures the confidentiality of this system, since the Channel is managed by an external company (Ethicspoint), which processes complaints and communications. Via the web support provided by EthicsPoint, the Ethics Channel classifies complaints in accordance with 13 corporate management fields, arranged in accordance with aspects of ENDESA’s Code of Conduct, thereby optimising the monitoring of compliance with principles of conduct in internal audits. These 13 field are as follows: 80 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

The Ethics Channel is available in all five languages used in the countries where ENDESA operates, and can by accessed by employees in Argentina, Brazil, Chile, Colombia, Spain, Portugal, France, Italy and Peru. To ensure the complaints received via the Ethics Channel are dealt with properly, ENDESA has a Corporate Audit Department, which reports to ENDESA’s Board of Directors via its Audit and Compliance Committee , which centralises and channels complaints. Complaints made via other channels are also forwarded to the Corporate Audit Department, in accordance with ENDESA’s internal procedures. The Corporate Audit Department acts independently of the opinions and actions of all the other departments in the organisation. It has access to all the Company documents necessary for the performance of its functions, monitors the implementation of the recommendations included in its audit reports and selects external auditors. The Ethics Channel facilitates the monitoring of the application of the Code of Conduct Most communications received since the launch of the Ethics Channel have been in relation to improper activities by external suppliers and contractors, embezzlement and conflicts of interest. Investigations in relation to 81 per cent of the complaints received in 2006 were completed that year Investigations in relation to 81% of the cases reported in 2006 via the Ethics Channel were completed that year and corrective measures were applied in 16% of the cases, including dismissals of people involved when this provision must be taken. Sustainability Report 2006 81 endesa06

03. CONFIDENCE OF SOCIETY IN ENDESA’S CORPORATE GOVERNANCE PRACTICES ENDESA fosters a culture of collaboration on matters related to data security, so that it is integrated into its daily activities. It has established certain security measures to be taken into account by all members of the organisation, which are fundamental if such a strategic asset as information is to be protected effectively. In particular, customer, employee and supplier information is protected in accordance with the Organic Law on Date Protection. To make its management more transparent and generate confidence among its stakeholder groups in relation to its corporate governance practices, ENDESA has signed up to numerous international inititiatives on these issues, such as the United Nations Global Compact and the corporate governance principles of the OECD. The Company has fully transparent relations with governments and political parties. 03.1. RELATIONS WITH THE GOVERNMENT At year-end 2006, the Spanish State Industrial Holding Company (SEPI) held a 2.95 per cent stake in ENDESA. This presence confers no influence in the direct management of the Company. ENDESA paid corporate tax of Euro 1.007bn in 2006 and the Company obtained tax deductions and subsidies of Euro 7.97 million in respect of projects related to innovation and the environment. ENDESA’s most important R&D projects in collaboration with the Spanish Government include Cenit CO2 and Cenit Denise (National Strategic Consortia for Technical Research). Both were presented to the Industrial Technological Development Centre (CDTI), part of the Ministry of Industry, Tourism and Commerce The State Public Accounts Department has reached a negative conclusion in its investigation into certain subsidies received by Encasur. If its findings are accepted, the Company would be obliged to pay back approximately Euro 37 million of aid. ENDESA regards gain ing the trust of society as a key task There are no outstanding claims, actions, judgements or lawsuits against ENDESA which, due to their amount, significantly affect the net worth or solvency of the Company or of the Group as a whole. Some of the lawsuits and arbitrages in which the Group’s companies were involved at the end of 2006 were with Public Administrations. Endesa Distribución Eléctrica current faces five lawsuits, which could lead to the company having to honour claims relating to sanctions for supply interruptions in Barcelona. ENDESA is involved in lawsuits with the Polish Finance Ministry in relation to a dispute over the deadline for, and amount of, agreed investments in tangible assets in the purchase contract for Elektrocieplownia Bialystok, S.A. in 2001. The Polish Finance Ministry is claiming Euro 24 million. In Spain there are outstanding lawsuits over payment of a tax resulting from the modification of the 2003 Local Finances Law and from Corporate Tax Law following the spin-off from SEPI in 1997. In Brazil there are two outstanding lawsuits with the Tax Authorities: over payment of taxes for its subsidiary Ampla and the import duty classification for parts for the Fortaleza power station. Also, in 2006 the Court of Appeal of Santiago de Chile revoked the judgment which in 2000 had set aside the fine for alleged use of insider information imposed on Elesur by the Chilean Securities and Insurance Supervisor in 1997. The Supreme Court will issue a definitive ruling in 2007. For more information on legal and arbitration processes involving ENDESA, consult the Legal Documentation that forms part of the Company’s 2006 annual report. 82 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS DISTRIBUTION OF REPORTS BY GEOGRAPHICAL AREA (%) 2005 2006 EUROPE 21 16 Spain 21 16 LATIN AMERICA 79 84 Argentina 14 19 Brazil 14 8 Colombia 37 11 Chile 7 16 Peru 7 30 TYPE OF REPORTS RECORDED (%) 2005 2006 RESOLVED 63 81 Corrective measures/sanctions/ process changes implemented 14 16 Baseless 7 14 Operational 42 51 OPEN. ONGOING 37 19 Ongoing operat. 37 8 Ongoing Non operat 11

03.2. ADAPTATION TO THE PRINCIPLES OF CORPORATE GOVERNANCE OF THE OECD In addition to subscribing to the Principles established in the code of conduct for multinationals proposed by the Organisation for Economic Cooperation and Development (OECD), ENDESA also applies the Principles of Corporate Governance of the OECD established in 1999 and revised in 2004 via specific initiatives which it undertook to implement at the beginning of 2006. The Principles are non-binding and represent a common basis that OECD member countries consider essential for the development of good governance practices. They are intended to be concise, understandable and accessible to the international community. They are not intended to substitute for government, semi-government or private sector initiatives in this area. Sustainability Report 2006 83 endesa06 OECD principle ENDESA initiatives in 2006 Advance The corporate governance framework ENDESA has adapted its website to the new requirements of the recommendations should protect and facilitate the exercise of the Unified Code of Good Governance. of shareholders’ rights It has devised initiatives to provide specific information for socially responsible investors. The corporate governance framework should ENDESA planned to develop a series of mechanisms in 2006 to increase cooperation ensure the equitable treatment of with small shareholders, associations, groups, etc. However, this initiative had all shareholders, including minority and foreign to be put on hold for legal reasons relating to the takeover bids for the Company. — shareholders. All shareholders should have the opportunity to obtain effective redress for violation of their rights. The corporate governance framework should To fully exploit its human resources ENDESA has: recognise the rights of stakeholders established • Created a balanced scorecard for human resources. by law or through mutual agreements and • Developed an availability model for human resources. √ encourage active cooperation between • Established a performance management system. corporations and stakeholders in creating wealth, jobs, and the sustainability of financially sound enterprises. The corporate governance framework should ENDESA has drawn up a remuneration report, increasing transparency. ensure that timely and accurate disclosure is It has maintained the level of information achieved in 2005 in its internal made on all material matters regarding the communication resources and has developed specific communication plans for √ corporation, including the financial situation, several initiatives directly related to sustainable development. performance, ownership, and governance of the company. The corporate governance framework should It has established an update and orientation programme to reinforce Director’s ensure the strategic guidance of the company, knowledge about the Company and its Corporate Governance regulations. the effective monitoring of management by the √ board, and the board’s accountability to the company and the shareholders. Principle 10 To work against all forms of corruption including extorsion and bribery • ENDESA endeavours to avoid conflicts of interest arising with its employees, suppliers and contractors • It endeavours to avoid the appearance of improper conduct in its relations with public authorities • ENDESA has an Ethics Channel, unique in its Group of Companies, which is structured in such a way that it guarantees the confidentiality of the person making a complaint and that the complaint is properly processed. ENDESA INITIATIVES GLOBAL COMPACT: ANTI-CORRUPTION Although all the principles of the Global Compact are in some way linked to Good Governance and ethical behaviour, Principal 10 specifically - the fight against corruption in all its forms, including extortion and bribery - is especially relevant. ENDESA’s mission, vision and values require us to base our behaviour on honesty and transparency. For this reason, we constantly monitor the way in which any conflicts of interest in our relationships with our environment are resolved, paying particular attention to public authorities, the communities in which ENDESA operates and our suppliers and contractors. The Management is the driving force behind, and transmitter of, the Mission, Vision and Values of the Company. Accordingly, in 2006 the Guidelines for the Application of the Charter Governing Executives, Employee Code of Conduct, and Incompatibility and/or non-competition covenants was approved and subsequently communicated to ENDESA’s 738 senior executives. √

COMMITMENT TO ENVIRONMENTAL PROTECTION 01. CONTEXT 01.1. ENVIRONMENTAL POLICY The respect for and preservation of the environment and the efficient use of resources are fundamental to the Company and are reflected in its corporate values and its environmental policy, which was updated and approved in 2003, and today forms the basis for the Company’s environmental actions. ENDESA’s environmental management if fully integrated into its business strategy, resulting in a great many initiatives aimed at reducing the impact of its activities on the natural environments in which they are conducted. These initiatives focus on the following issues: • Commitment to climate change through greenhouse gas (GHG) emission minimization policies by increasing the implementation of cleaner generation technologies and stepping up the use of renewable energies. • Implementation of Environmental Management Systems (EMSs) in all its facilities, in order to minimize the environmental impact of discharges, emissions, and waste. • Rational use of resources, thanks to an ongoing process of improvement, optimization, and the application of the most efficient economically viable technologies available for the Company’s various productive processes. • Conservation and recovery of the natural environment close to its facilities, together with that environment’s biodiversity, by applying the best available technologies and solutions. 84 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Climate change Efficient use of resources Conservation and recovery of the environment natural Environmental Management Systems ENVIRONMENTAL COMMITMENT

More than 40 MDL projects shared by ENDESA in 2006 27.9% less specific CO2 emissions compared to 1990 91.5% of the total energy produced by ENDESA is environmentally certified 1,245 million euros accumulated in environmental assets endesa06 Sustainability Report 2006 85

Within the framework of its commitment to the environment and the fight against climate change, ENDESA collaborates with a large number of national and international organizations and programs, many of them pioneers in the research and development of environmental protection solutions. 01.2. ENVIRONMENTAL INVESTMENT AND EXPENDITURE ENDESA’s policy is to gradually reduce its emissions through an ongoing investment in the improvement of the efficiency of its facilities. One example of this investment is the Abaco project, aimed at improving the energy efficiency of large combustion facilities. ENDESA’s investment policy is also focused on the installation of new generating capacity using renewable generation technologies and gas combined cycle. In 2006, its environmental investment amounted to 235 million euros, representing a cumulative environmental investment of 1,245 million euros. Expenses attributable to environmental issues in 2006 totaled 109 million euros, a 73% increase over the 63 million euros spent in 2005. 86 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS • AENOR’s Technical Standards Committee for Climate Change and Renewable Energies. • UNESA Working Group on Climate Change. • Spanish CO2 Platform, whose project CENIT CO2 (National Strategic Consortium for Technical Research into CO2) represents a major R&D effort in the fight against climate change. Its main aim is to increase the efficiency of CO2 emission reduction and carbon capture and storage processes. • Founder member of the Spanish Hydrogen Association, working alongside another 33 enterprises, 17 research centers, and various public bodies. • Collaboration, since its creation, with the Foundation for the Development of New Hydrogen Technologies in Aragon. • Ministry of Education and Science, Special Strategic Project in CO2. • Working Group of the Fundación Entorno on Climate Change and Energy. • Working Groups on Climate Change of the latest edition of CONAMA (National Environment Commission). • Carbon Disclosure Project: an initiative committed to the transparency of corporate disclosure of climate change related issues. • Eurelectric (European Electricity Industry Association): through the voluntary initiative of Energy Wisdom Programme (EWP), projects aimed at improving energy efficiency and reducing GHG emissions, and through the Flexible Mechanism subgroup. ENDESA also chairs the CDM and JI Task Force. • Together with CIRCE (Centre of Research for Energy Resources and Consumption), ENDESA is the only Spanish representative on the European platform Zero Emission Fossil Fuel Power Plants (ZEP). This platform’s principal goal is to take the technological steps required to ensure clean thermal generation in the future, by eliminating harmful emissions from facilities by 2020. • Founder member of IETA (International Emissions Trading Association). • Participation in the most important EU R&D projects on CCS (Carbon Capture & Storage): DYNAMIS, CACHET, C3-CAPTURE, GEOCAPACITY, and NANOGLOWA. • Member of the European thematic network CO2NET with studies of CO2 capture and storage. • Member of the E7 Climate Change Group. • Participants Committee of the Spanish Carbon Fund. • Presence in the CARBON EXPO 2006 of Cologne and CARBON EXPO ASIA 2006 in China with stands at both. • GROCC working groups and meetings. • ECCP European Commission group on CCS. • Adherence to the 3C (Combat Climate Change) initiative. • Participation in Funds: CDCF and Umbrella Carbon Fund (World Bank), MCCF of BEI-BERD. • Representation in the Latin American CIER (International Renewable Energy Conference). • AERES (Association of Companies to Reduce Greenhouse Effect) (France). • Le Club CO2 (France). • Italian Carbon Fund. Domestic bodies European & International Bodies CUMULATIVE INVESTMENT IN ENVIRONMENTAL ASSETS ((Millions of euros) 853 1,010 1,245 2004 2005 2006 ENDESA integrates environmental management into its business strategy

ENDESA’s investments during the year were mainly aimed at waste management and storage, the reduction of visual impacts, and improvements to quality of service, as well as the reduction of internal losses arising from the transformation and distribution of electricity. Meanwhile, expenditure focused on environment protection, regeneration of areas of great ecological value (slagheaps, reforestation), environmental studies, purchase of carbon certificates, and environmental management system certifications, among others. ENDESA’s environmental investments grew by 23.3 percent in 2006 The fundamental principle behind ENDESA’s environmental policy is to go beyond compliance with the prevailing laws and standards of the markets in which it operates. In 2006, the Company received no significant sanctions for environmental violations, although judicial proceedings have been initiated for damages arising from forest fires in Catalonia. 02. CLIMATE CHANGE SOLUTIONS AND MITIGATION OF AIR QUALITY IMPACTS Concerning climate change, ENDESA is firmly committed to reducing GHG emissions, a commitment which has caused specific emissions from its facilities in the Iberian CO2 market to decrease from 695 g CO2/kWh in 1990 to 501 g CO2/kWh in 2006. The trend in CO2 emissions per energy output in ENDESA’s European and Latin American markets in terms of energy generated has been as follows. Sustainability Report 2006 87 endesa06 Principle 7. Support a precautionary approach to environmental challenges Principle 8. - Undertake initiatives to promote greater environmental responsibility • ENDESA ensures that its projects are compatible with the environment, and implements effective measures that minimize any impacts that they might have on the environment. • ENDESA encourages its suppliers and contractors to comply with its environmental policy and explicitly demonstrate their commitment to that policy. • ENDESA develops sustainability indicators and publicly communicates them to its stakeholders as an example of the environmental responsibility that it promotes. • ENDESA promotes awareness of environmental issues throughout all its staff. ENDESA also sets up ways of engaging with local communities on environmental issues. ENDESA ACTIONS ENDESA IS COMMITTED TO THE UNITED NATIONS GLOBAL COMPACT-ENVIRONMENT As a result of its awareness and identification of the potential environmental impacts of its activities and the principles set out in its Environmental Policy, ENDESA takes preventive measures to protect the environment wherever its facilities, businesses, and services are located. ENDESA’S SPECIFIC EMISSIONS IN 2004-2006 (kgCO2/kWh) 2004 2005 2006 Spain and Portugal 0.51 0.54 0.501 Italy 0.55 0.50 0.53 France - 0.92 0.92 Europe 0.55 0.62 0.53 Argentina 0.33 0.31 0.31 Chile 0.17 0.15 0.14 Peru 0.14 0.22 0.23 Colombia 0.00 0.00 0.006 Brazil 0.12 0.04 0.02 Latin America 0.17 0.18 0.16 ENDESA 0.41 0.44 0.42

Since 1990 ENDESA has reduced its CO2 emissions per GWh generated in Spain and Portugal by 27.9 percent Indirect GHG emissions, in other words, those not caused by electric generation, such as emissions resulting from journeys made by car or other means of transport, are so low as to be insignificant in relative terms. 02.1. NEW CAPACITY PROGRAM One of ENDESA’s most important environmental challenges is to ensure that the businesses it conducts in Europe comply with the national commitments to reduce GHG emissions of the countries in which it operates, while at the same time ensuring the safe supply of electricity at a competitive price. One of the most important initiatives in the Company’s quest to comply with those commitments is its New Capacity Program. Between 2007 and 2009 this plan will involve the construction of generation facilities in Spain and Portugal with a total new capacity of 4,890 MW, to which should be added the conversion of the thermal power plant of As Pontes (1,400 MW ) to imported coal, which will bring about a considerable reduction in its CO2 emissions. The new capacity to be installed within the framework of the Plan can be broken down as follows: • 3,200 MW in new gas combined cycle facilities on the Iberian mainland. • 850 MW in non-mainland facilities, also using combined cycle technology to a great extent. • 840 MW in cogeneration and renewable energy facilities. Thus this Plan will represent a significant growth and diversification of the Company’s generation mix, with a clear commitment to combined cycle technologies and the use of renewable energies. Meanwhile, investments in new capacity made by investee companies in Latin America are also focused on combined cycle (San Isidro II and Ventanilla power plants in Chile and Peru respectively) and renewable energies (Palmucho and Aysén hydroelectric projects, Endesa Eco mini hydroelectric and wind energy projects, all in Chile). With regard to Europe, the “repowering” program of Endesa Italy’s thermoelectric facilities is in its final phase. This program involves the conversion to more efficient technologies, mainly combined cycle. Interests have been acquired in two combined cycle plants (Teverola and Ferrara) and in another two units under construction near the town of Scandale. In recent years the generation mix has been augmented by a total of nine wind farms either in operation or under construction with a total output of over 300 MW. In France, the Industrial Plan of the power generation company Snet calls for the addition of 2,000 MW in combined cycle and 200 MW in renewables by the year 2010. The company already has licenses for the construction of combined cycle plants on its sites at Émile Huchet and Hornaing, and has set in motion plans for the development of a further two at Lacq. It also has 6 wind farms either in operation, under construction, or planned with an output of over 70 MW. As a result of ENDESA’s GHG emissions reduction policy, the prestigious KLD Global Climate Index ranks the Company among the 100 top enterprises in the world in terms of providing solutions to climate change through the use of renewable energies, future fuels, clean technologies, and energy efficiency. ENDESA, leader in climate change solutions according to the KLD Global Climate index Meanwhile, during 2006, as in previous years, ENDESA continued to recycle waste ashes and slag produced by its coalfired plants to be used as raw material in other industrial activities. 88 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 695 507 501 537 -27.9% TREND OF ENDESA’S EMISSIONS IN SPAIN AND PORTUGAL (gCO2/kWh) 1990 2004 2005 2006 SOLUTIONS TO CLIMATE CHANGE AND MITIGATION OF AIR QUALITY IMPACTS • New Capacity Plan • Energy Wisdom Programme • CENIT Projects • Emissions Trading • Endesa Climate Initiative • Clean Development Mechanism Initiative • Spanish CO2 Platform • Emissions Reduction • European Zero Emission Platform • Air Quality

02.2. ENERGY WISDOM The Energy Wisdom Programme (EWP) is a voluntary initiative launched by Eurelectric (Union of the European Electricity Industry) the aim of which is to bring together, by means of the presentation and development of a number of projects, the efforts of companies in the European electricity sector in the field of energy efficiency and the reduction of GHG emissions, while helping its associate companies share information and know-how acquired during the performance of those projects. ENDESA has contributed to the third cycle of the EWP (2003- 2004), the report of which was published in 2006, with the submission of 313 projects developed in Spain and Latin America since 1990. These projects focus on renewable energies, cogeneration, and combined cycle, energy efficiency improvement, fuel changeover, and the transmission and distribution of electricity. Thanks to investment in new technologies, the emission of 14.7 million tons1 of CO2 into the air has been avoided in Spain, and 26.7 million tons in Latin America. 02.3. EMISSIONS TRADING ENDESA received an initial total allocation of 39.64 million tons of CO2 in the NAP for 2006. This allocation initially fell short of requirements which, combined with the drop in hydroelectric output in an especially dry year and the higher electricity demand, resulted in an emissions rights deficit. Throughout the year the Company carried out actions within the framework of the European emission rights trading scheme (ETS) to meet Kyoto Protocol targets. To this end it played an active role in the main European organized markets (NordPool, Powernext and ECX, EEX) as well as the OTC markets, and held accounts in the national registers of Denmark, France, and Spain (RENADE) in order to optimize emission rights management. Sustainability Report 2006 89 endesa06 PRODUCTION AND MANAGEMENT OF ASHES, SLAG AND GYPSUM IN ENDESA’S COAL PLANTS Ashes (t/year) Slag (t/year) Gypsum (t/year) Put in Garbage Put in Garbage Put in Garbage Produced value Restoration Dump Produced value Restoration Dump Produced value Restoration Dump Spain & Portugal 2006 3,016,358 1,932,895 988,238 95,225 527,149 37,986 171,023 304,867 806,862 1,062 0 805,800 2005 3,692,901 2,367,347 1,219,179 106,375 529,807 25,533 214,268 271,106 1,056,564 593 0 1,055,971 Europe 2006 6,709,259 4,300,242 2,207,417 201,600 1,056,956 63,519 385,291 575,973 1,863,426 1,655 0 1,861,771 2005 10,402,160 6,667,589 3,426,596 307,975 1,586,763 89,052 599,559 847,079 2,919,990 2,248 0 2,917,742 Latin America 2006 80,580 0 0 80,580 142,200 0 0 142,200 2005 91,750 0 0 91,750 16,190 0 0 16,190 The aim of this business initiative is to ensure that climate issues are incorporated into the commercial world and the markets via a framework international agreement which comes into force in 2013. To this end, 3C makes the following declaration to the international community and its representatives: 1. A switch-over to a low emitting economy is a necessity. 2. A global solution is needed 3. A common, global goal limiting climate changes is needed. 4. Greenhouse gas emissions must have a global price 5. A well laid-out combination of short- and long-term actions is needed. 6. No options should be excluded. 7. A global emissions market is needed. 8. The developed countries must lead the way and the developing countries should follow as soon as they are able. 9. Fair and sustainable global burden-sharing must be reached. ENDESA also takes part in other international initiatives, such as the Global Roundtable On Climate Change or Business Action for Energy, with a view to sharing positive experiences in the fight against climate change, and to research into technological solutions and agreements that might help mitigate the impact of GHG emissions thanks to the opportunities provided by such forums for the analysis and exchange of ideas. http://www.combatclimatechange.org ALONG WITH 40 OTHER COMPANIES, ENDESA HAS SIGNED UP TO 3C-COMBAT CLIMATE CHANGE-A BUSINESS LEADERS’ INITIATIVE 1 Throughout this document the word ‘ton’ and the symbol ‘t’ refer to metric tons.

ENDESA has signed emission reduction purchase agreements (ERPA) for a total of 71.5 million tons of CO2. The Company has also signed letters of intent for a further 24.8 million tons and has projects under study for an additional reduction of 82.4 million tons of CO2. 02.4. CLEAN DEVELOPMENT MECHANISMS AND JOINT IMPLEMENTATION PROJECTS In addition to emissions trading, the Kyoto Protocol provides for another two flexibility mechanisms as a way to obtain carbon credits: Clean Development Mechanisms (CDM) and Joint Implementation projects. ENDESA leverages these mechanisms to participate in projects aimed at reducing emissions in developing countries and countries with transition economies. It has become the most active electric company worldwide in the development of CDMs, through which it can develop projects in the so-called non- Appendix I countries (those that have no emission reduction commitments) such as Mexico, Brazil, Colombia, India, and China, for technological transfer and GHG emission reduction. In 2006, ENDESA signed agreements and letters of intent for CDM projects involving 108 million tons of CO2. The Company also has 104 million tons of CO2 committed to projects still under negotiation. 02.4.1. Carbon Funds ENDESA participates in various carbon funds as a complementary activity to the development of or participation in CDM projects. Among such funds, perhaps the most important is the World Bank’s Carbon Fund CDCF, the aim of which is to provide a stable and organized international framework within which CDM projects can be developed, giving priority to small scale projects in countries developing countries. Thus, while the participant companies obtain emission credits from the projects, they are also contributing to the economic and social development of the affected communities. Another fund in which ENDESA takes an active part is the Spanish Carbon Fund, created by the Spanish government in order to reach the target of 100 million tons of CO2 required by Spain to meet its emission reduction commitments for 2008-2012. ENDESA also participates in: • Umbrella Carbon Fund of the World Bank. • The European Bank for Reconstruction and Development and European Investment Bank (ERBD-EIB) MCCF carbon fund. 02.5. EMISSION REDUCTION PROJECTS In addition to the actions described above aimed at GHG emission reduction, the Company participates in several projects that look to the future: • The Ministry of Education and Science’s Special Strategic Project on research into the capture and sequestration of CO2. • CENIT CO2 Project (Strategic National Consortium for Technical Research into CO2) from the Spanish CO2,Platform. This is an R&D project the main aim of which is to reduce, emissions by increasing process efficiency and improving CO2 capture and storage. • Projects forming part of the 5th European Framework Program for CO2 capture and storage: Cachet, Dynamis, C3Capture, NanoGLOWA, GeoCapacity. 90 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS The Endesa Climate Initiative is one of the mechanisms whereby the Company has acquired carbon credits. This initiative, which started up in 2005, was presented during 2006 in China, India, Brazil, Chile, Mexico, Russia and at the Carbon Expo 2006 of Cologne (Germany). Its aim is to acquire 15 million tons of CO2 by 2012: 5 million in the first period of the NAP (2005-2007) and 10 million in the second (2008-2012). As part of this initiative an agreement was signed in November with China Huaneng Group, the leading electrical group in China, for the acquisition of the emission reduction credits generated by three wind farms owned by its subsidiary Huaneng New Energy Industrial Co Ltd (HNEIC) in the province of Guangdong, which has a total output of 195 MW and which will start up in 2006 and 2007, generating 2.6 million tons of CO2 certified emission reductions by 2012. Another important agreement is the one signed with the Chilean company Consorcio de Santa Marta for the purchase of 100 percent (up to 2 million tons) of its certified emission reductions of GHG during the period 2006-2012. The main aim of this Chilean company is to provide an economically and technically viable alternative for the landfill disposal of household solid waste from the southern area of Santiago de Chile. This landfill is one of the most modern in the country and boasts advanced technology for the disposal and treatment of 35 percent of all solid waste from the Metropolitan Region and 22 percent of the solid urban waste of Gran Santiago, collected from 14 municipalities in the southern area of Santiago de Chile. The project involves the capture and controlled burning of the biogas produced by the landfill. Thanks to this agreement, it will be possible to install a system for the capture of the methane and CO2 produced during the decomposition of organic matter to prevent these gases from escaping into the atmosphere, thereby improving air quality and mitigating the greenhouse effect. PURCHASE endesa06 ENDESA believes that the fight against climate change should go hand in hand with the fulfillment of the Company’s principal mission: to help to ensure the provision and supply of energy in a competitive, sustainable, and safe manner. The Company is therefore committed to a responsible energy mix that allows it to satisfy the energy needs of its customers and the communities in which it operates while meeting its targets in respect of the protection of the natural environment. Since 1997 the Company has been following the reflection and debate that the international community has devoted to climate change with a great deal of interest. This interest is evidenced by the Company’s participation in conferences on the subject held in Bonn (Germany) and Marrakech (Morocco). At the same time ENDESA has been very active from a practical point of view: its specific emissions of CO2 fell by over 30 percent between 1990 and 2006. ENDESA’s strategy regarding the reduction of the CO2 emissions and meeting international commitments in respect of climate change issues is based on two fundamental principles: on the one hand, on increasing efficiency, fuel changeover, and renewable energies (in regard to this last point it should be noted that ENDESA was responsible for the first wind farm in Spain and that it is currently the third-ranked electricity company in the world in wind energy production), and on the other, on the use of CDMs as a way to achieve Kyoto Protocol compliance. ENDESA complements this latter line of action by participating in carbon funds administered by major national and international institutions, such as the World Bank, the European Investment Bank, and the Bank for Reconstruction and Development, and by trading in emission rights markets. CDMs enable ENDESA to obtain emission rights by participating in GHG emission reduction projects in developing countries which yield a threefold dividend: social, environmental, and economic. ENDESA operates in the CDM market through Endesa Climate Initiative (ECI), an initiative created by the Company based on implementing a simple procedure for contracting with CDM project developers, which cuts transaction costs and speeds up the process. With regard to environmental management, the challenge for ENDESA is to continue to pursue the goals set by the Strategic Environment and Sustainable Development Plan 2003-2007, especially in terms of: • The commitment to new technologies and renewable energies, paying special attention to wind energy and the progress made in biomass. • Leveraging emission reduction opportunities arising from increased efficiency on the energy demand side. • Continued commitment to more efficient technologies, by means of a responsible energy mix that will ensure power supply. • Participation in developments involving new carbon capture, transport, and storage technologies. CASE STUDY: APPLICATION OF THE KYOTO PROTOCOL THROUGH CDM Our challenge: To contribute to the fight against the climate change • Studies on CO2 capture and storage by the European Thematic Network CO2NET. • Studies by the European platform Zero Emission Fossil Fuel Power Plants (ZEP) the main aim of which is to develop thermoelectric technologies that will eliminate emissions from this type of power plants by 2020. 02.6. AIR QUALITY ENDESA’s policy regarding emissions is not limited to GHG but also considers all emissions that may have a significant impact on the environment, such as sulfur oxides, nitrogen oxides, and particulates. The Company carries out exhaustive monitoring and surveillance programs of the above mentioned emissions in order to know the nature and the volume of these emissions and to implement technologies to minimize them and mitigate the impacts generated in the vicinity of emission sources by adopting corrective measures. These actions mainly take the form of projects to improve technology in thermal power plants. For example, the Compostilla (Leon) power plants continue to benefit from an investment of 50 million euros, to finalize in 2010, for the replacement of control systems, the automation of the coal supply and water plants, the upgrading of the receipt of fuels, and the replacement of components in the power plant’s turbines, alternators, and boilers. Also, within the framework of compliance with the Directive on Large Combustion Plants in the European Union, work continues on the desulfurization plants of thermal generators 4 and 5 of the Compostilla II power plant and of the thermal power plant at Los Barrios (Cadiz). An agreement has also been signed to build another desulfurization plant for gener- Sustainability Report 2006 91 ator 1 of the thermal power plant at Litoral (Almeria). Meanwhile, work continues on the construction of a desulfurization plant for thermal generators 1 and 2 of the power plant at Alcudia (Majorca),. Finally, in accordance with the above mentioned Directive, low NOx burners and combustion optimization systems are being installed in a number of the Company’s plants. The ÁBACO Project cuts NOx emissions by 50 percent Turning now to ENDESA’s business in Europe, in Italy the construction of desulfurization plants for generators 1 and 2 of the thermal power plant at Monfalcone is underway, and in France desulfurization and denitrification systems are being installed in the power plants of Emile Huchet and Provence 5. With regard to emissions of SF6, a gas that is increasingly used as an insulator in electrical systems, ENDESA continues to inform the Ministry of the Environment of the volumes emitted, although emissions from ENDESA’s facilities are not quantitatively significant. To estimate the emissions generated, all the phases of the life cycle of the equipment are taken into consideration: manufacture, installation, useful life, and decommissioning. The latest emission figures reported were 0.84 tons a year from Endesa Generación and 25.27 tons a year from Endesa Distribución. Based on the adjustment carried out in 2004 by UNESA, SERCOBE, Red Eléctrica de España (REE) and the Ministry of the Environment, the inventories of installed equipment are provided annually by SERCOBE to the Ministry of the Environment, adding an estimate for losses amounting to 1 percent a year for installed high voltage equipment with gas replacement. In 2006, in addition to the performance of this inventory, UNESA, REE, SERCOBE, and the Ministry of the Environment began to draw up an agreement whereby they undertook to carry out a more stringent control of SF6 losses in equipment with gas replacement, report on the decommissioning of equipment at the end of its useful life indicating gas content, and organizing training courses for the staff involved in the maintenance of the equipment in order to minimize gas losses during the various maintenance and quality control operations performed by that staff. This agreement is expected to be signed in 2007. 92 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS ENDESA’S SO2. NOX. AND PARTICULATE EMISSIONS (2004-2006) Spain and Portugal 2004 2005 2006 SO2 (g SO2/kWh) 6.21 6.19 5.67 NOx (g NOx/kWh) 1.66 1.89 1.83 Particulate (g particulate/kWh) 0.12 0.12 0.11 Italy SO2 (g SO2/kWh) 0.96 0.74 0.96 NOx (g NOx/kWh) 0.49 0.41 0.44 Particulate (g particulate/kWh) 0.032 0.015 0.018 France SO2 (g SO2/kWh) — 4.1 3.61 NOx (g NOx/kWh) — 2.33 2.02 Particulate (g particulate/kWh) — 0.29 0.22 Rest of Europe SO2 (g SO2/KWh) 0.96 1.66 1.62 NOx (g NOx/KWh) 0.49 0.91 0.83 Particulate (g particulate/kWh) 0.03 0.09 0.07 Latin America SO2 (g SO2/KWh) 0.51 0.5 0.26 NOx (g NOx/KWh) 0.71 0.65 0.2 Particulate (g particulate/kWh) 0.5 0.67 0.3 Total Endesa SO2 (g SO2/kWh) 3.70 3.50 3.21 NOx (g NOx/kWh) 1.06 1.19 1.13 Particulate (g particulate/kWh) 0.12 0.15 0.17 The ABACO system, patented by Inerco, improves the energy efficiency of large combustion plants with the consequent fuel savings and a considerable reduction in NOx (nitrogen oxides) and CO2 emissions, which makes it eligible for use in CDM or Joint Implementation Projects. ABACO consists of an advanced control system that governs local combustion conditions by means of monitoring and state-of-the-art combustion regulation systems. The result is the optimization of combustion plant processes and the reduction of nitrogen oxides emissions, along with a parallel improvement of the energy efficiency of industrial boilers and furnaces with the consequent reduction of CO2 emissions. This technology has been tested in over 25 combustion plants, both in Spain and in Europe, delivering improvements in performance of up to 2 percent and a reduction of NOx emissions of up to 50 percent. The project, which represents an investment of over 13 million euros, will avoid the emission of over 300,000 tons of CO2 a year and will cut NOx emissions by half. After a initial phase in 2005, during 2006 the ABACO system was installed in 11 of ENDESA’s thermal generators in Spain. This forms part of ENDESA strategic plan for the environmental and energy efficiency optimization of its thermal generators and reflects ENDESA’s firm commitment to an innovative technology that is one hundred percent made in Spain. ÁBACO PROJECT

For the maintenance of equipment with SF6 replacement, special gas recovery equipment is used and, once the condition of the gas is verified, the gas is reused whenever possible. There is now widespread use of quick fit hoses with check valves for gas removal and replacement to maximize the prevention of leaks during maintenance operations. 03. EFFICIENT USE OF RESOURCES: RENEWABLE ENERGIES PLAN At year-end 2006, the total output of all operational cogeneration and renewable energy facilities with ENDESA participation in Spain amounted to 1,931 MW, of which 1,487.8 MW corresponded to renewable energies and 443.2 MW to cogeneration and waste treatment. ENDESA also participates in operational cogeneration and renewable energy facilities in Portugal whose output at yearend 2006 amounted to 288.9 MW. Of this total, 168.9 MW corresponded to renewable energies and 120.0 MWto cogeneration. With regard to the situation of the Company’s renewable energy businesses outside the Iberian peninsula, ENDESA has nine wind farms in operation or under construction with a total output of over 300 MWin Italy; and six in operation, under construction, or planned in France with a total output of over 70 MW. The Company is also promoting renewable energies in Latin America with a view to reaching an output of 50 MW in 2009, part of which will be developed through Endesa Eco which is already building a mini 9 MWhydraulic power plant and a 18 MWwind farm. ENDESA also participates in cogeneration facilities in Colombia and Mexico, with outputs totaling 35.9 MW. 44%of ENDESA’s electricity generation has no CO2 emissions ENDESA’s production of electricity from cogeneration and renewable energy facilities of in Spain, including supplies to industrial cogeneration customers amounted to 3,203 GWh in 2006. 1,811 GWh of that figure corresponded to wind energy, 498 GWh to mini hydroelectric energy, and the remaining 894 GWh to cogeneration and others. In the course of 2006, ENDESA commissioned 275 MW of capacity in renewable energy facilities in Spain and Portugal. At year-end 2006, ENDESA also had 263.4 MW of capacity in an advanced state of construction. At year-end 2006, ENDESA’s participation in the total production under the special generation regime in Spain, largely consisting of energy from cogeneration and renewable energy facilities, was 6.5 percent: 3.66 percent in cogeneration and 8.2 percent in renewable energies. ENDESA’s average interest in the ownership of the facilities in which it participates is 65.8 percent, representing a total attributable capacity of 1,483.1 MW. Sustainability Report 2006 93 endesa06 APPLICATION OF PREVAILING ENVIRONMENTAL REGULATIONS Throughout its businesses ENDESA is applying EC Regulation 2037/2000 of the European Parliament and of the Council of June 29, 2000 on substances that deplete the ozone layer, and therefore restricts the use of halon and CFCs while controlling the use of HCFCs, and EC Regulation 842/2006 of the European Parliament and of the Council of May 17, 2006 on certain fluorinated greenhouse gases, and accordingly implements HCFC and SF6 leak avoidance procedures. The application of these two regulations is being carried out within the framework of the Environmental Management Systems in place in the various businesses. 1,931 MW of installed capacity in Spain in renewable energies and cogeneration 378.9 MWof wind power generated in 2006 TONS OF CO2 AVOIDED BY COGENERATION AND RENEWABLES IN SPAIN Production (GWh) Mt CO2 avoided Cogeneration 1,658 69,640 Mini-hydraulic 522 227,636 Wind 2,559 1,115,506 Waste treatment 38 1,596 Biomass 179 - SUW 359 - Total 5,315 1,414,378 ENDESA's TOTAL ELECTRICITY OUTPOUT IN 2006 Coal Oil Gas CCGT Nuclear Hydro Cogeneration and renewables 26% 13% 17% 14% 29% 1%

ENDESA’s new technologies investment plan will enable the Company to substantially increase its installed capacity in this kind of facility in the Iberian market, up to 2,900 MW in special regime generation by 2009. Of this new capacity, 98 percent will correspond to the installation of new wind farms. Thanks to investments in new technologies, CO2 emissions totaling 1.41 million tons were avoided in 2006. 03.1. WIND ENERGY At year-end 2006, ENDESA had 1,247 MW of wind energy capacity in operation in Spain, with a market share of 10.72 percent and a total production of 22,299 GWh, 9.4 percent more than the previous year. ENDESA’s average interest in these wind farms is 73.3%. During 2006, ENDESA commissioned a total of 378.92 MW of wind farm capacity in Spain at the following facilities: ENDESA increased its wind energy capacity in Spain by 10.3 percent in 2006 With regard to Portugal, in 2006 the consortium Eólicas de Portugal, in which ENDESA has a 30 percent interest, was awarded the lion’s share of Portugal’s wind farm business, consisting of the development of 1,200 MW of capacity. In the course of the year a total of 50.62 MW of capacity was commissioned in wind energy facilities in which ENDESA has an interest. In Italy, the four wind farms currently in operation (Florinas, Iardino, Vizzini, and Trapani, which started up in 2007) have a total capacity of 90 MW, and the wind farms under construction acquired in 2006 and early 2007 (Montecute, Poggi Alti, Marco Aurelio Severino, Piano di Corda, and Serra Pelata) account for a further 228 MW. Snet, ENDESA’s French subsidiary, has one wind farm in operation, Lehaucourt, with a capacity of 10 MW, and five more in various stages of development (Muzillac, Ambon, Cernom, Les Moindreaux, and Bretagne) with over 60 MW. With regard to other sources of renewable energy, ENDESA has the following facilities: • Mini hydroelectric power plants. At year-end 2006, ENDESA held interests in 37 operational mini hydroelectric power plants with an installed capacity of 240.4 MW. During 2006, the mini power plant of Rialb was commissioned, with a total capacity of 35.65 MW. Also, the process of obtaining the necessary permits for the power plants of Boeza and Chanada in Leon and at La Peña in Huesca is nearing completion. • Biodiesel. During 2006, ENDESA started to take part in a project in Aragon to produce biodiesel in collaboration with Green Fuel Corporation S.A., an investee company of ENDESA’s which has three projects in the Autonomous Communities of Extremadura, Castilla-La Mancha, and Andalusia respectively. • Waste recycling. ENDESA participates in four waste treatment plants with a total output of 74.8 MW. Three of them recover energy from solid urban waste and the fourth from industrial waste of a different nature. ENDESA plans to build 35 MWof solid urban waste (SUW) energy recovery facilities. During 2006 ENDESA continued to reuse waste from electricity generation, such as waste hydrocarbon sludge which is used as a raw material at the Barranco de Tirajana power plant (Canary Islands). In Italy, ENDESA continued to produce electricity by burning MBM and olive waste in the thermal power plant at Monfalcone. • Photovoltaic and thermal solar energy. In 2006, ENDESA signed an agreement with the company Isofotón for the supply photovoltaic panels for the solar power plants that the Company has planned. The agreement includes ENDESA’s participation in a pilot concentration photovoltaic solar energy plant and a polysilicon manufacturing plant. Meanwhile, in 2007 work continues on the commissioning of nine 100 kW photovoltaic solar energy installations in the Company’s thermal power plants. As well as this project, ENDESA will install a roof equipped with solar panels with a total power output of 80 kW at its Head Offices in Madrid and the Company is evaluating other projects to install PV systems on fixed structures at the production centers of Andalusia, Extremadura, Castilla La Mancha, Aragon, the Balearics, and the Canary Islands. • Biomass. ENDESA participates in six biomass-fired power plants with a total capacity of 58.2 MW, among which are several biogas-fired plants. During 2006, as part of the Ministry of Education and Science’s Special Strategic Program for CO2,, the Company 94 Sustainability Report 2006 Gross power (MW) Aut. Com. La Torre I 16 Andalusia El Pandero 20 Andalusia Loma de Almendarache 12 Andalusia Las Hoyuelas 32 Castilla la Mancha Fuente de la Arena 30 Castilla la Mancha Dehesa Virginia 30 Castilla la Mancha El Mazorral 11,05 Com. Valenciana Cerro Rajola 26,35 Com. Valenciana Alto Palancia II 48 Com. Valenciana Valpardo 21,25 Castilla y León Saso Plano 3,2 Aragón Sierra Costera II 40,8 Aragón Pena Ventosa 44,8 Galicia Chan do Tenón 22,4 Galicia Repotenciación Los Valles 2,37 Canaries Ourol 18,7 Galicia Total Spain 378,92 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

continued to study the possible use of various sources of biomass in Endesa Generación’s coal-fired thermal power plants. These studies included a biogas availability study, and research into supply possibilities and utilization systems. Also, the testing of biomass co-combustion in the thermal power plant at Litoral (Almeria) was completed and measures were set in motion to enable biomass to be prepared and stored at this power plant. • Cogeneration. At year-end 2006, ENDESA had interests in operational cogeneration plants amounting to a total capacity of 459 MW. Of that figure, 303.1 MW corresponded to facilities in Spain, 120 MW in Portugal, and 35.9 MW in Latin America. ENDESA owns 50 percent of Sociedade Termica Portuguesa, market leader in cogeneration in Portugal with an installed capacity of 58.6 MW. It also owns 100 percent of the Portuguese company Finerge, which has 127 MW in operation and 272 MW under construction in cogeneration facilities and wind farms. 67%of ENDESA’s production in Latin America is generated with hydro and other renewables 04. BIODIVERSITY CONSERVATION ENDESA takes measures to protect species of fauna and flora and their natural habitats in the vicinity of its facilities through its Biodiversity Conservation Program, framed within the Company’s Strategic Environment and Sustainable Development Plan. Through this program, ENDESA carries out research work and studies in collaboration with various organizations and universities. 04.1. RESTORATION OF MINING AREAS For some years ENDESA has been carrying out environmental restoration work in the environs of its mining operations in Spain, restoring over 2,600 Ha. 04.1.1. Restoration of the As Pontes mine 2006 saw the completion of restoration work on the slagheap of the As Pontes mining complex covering an area of 1,150 Ha of vegetation, 69 kilometers of tracks, and 55 kilometers of canals. This mine will cease operations in December 2007, which is when ENDESA plans start its project to convert the hollow left by the mine into an 8 square kilometer, 200 meter deep lake containing 540 million cubic meters of water. This will represent a significant contribution to the environmental quality of the area and opens up the possibility of developing tourist and leisure activities centered around the lake. 04.2. ENVIRONMENTAL PROTECTION IN THE VICINITY OF FACILITIES Other actions forming part of ENDESA’s Environmental Policy are aimed at maintaining environmental flows at hydroelectric power plants, and minimizing the environmental impact on birds, vegetation, and the landscape in the vicinity of its generation and distribution facilities. 2006 saw a continuation of the work aimed at the restoration and landscape integration of areas surrounding ENDESA’s hydroelectric facilities in Spain, and a nationwide inventory was drawn up of all possible action points. As a result, the work of removing building debris and the remediation of the areas in the vicinity of the hydroelectric catchments and facilities of the Vall Fosca (Lleida) was concluded and, in the Peripheral Area of Protection of the Aigüestortes i Estany National Park at Sant Maurici, a full inventory of replacement actions was produced. Among other actions forming part of the integrated environmental management of large reservoirs was the design, implementation, and monitoring of controlled spate projects in the lower stretch of the Ebro (Ribarroja-Flix reservoir systems) for controlling the proliferation of aquatic plants and of the zebra mussel, and to promote the regeneration of the natural habitat in general. 2006 also saw the completion of the project aimed at the clearing and rehabilitation of the small mountain lakes (known locally as ‘ibones’) in the Aragonese Pyrenees. This original investment in the project was 2 million euros, and a budget hike of 1.1 million euros was allocated to allow this work to continue for the next two years. This action aims to boost the Sustainability Report 2006 95 endesa06 development of the ecotourism in the area by returning it to its original and removing disused facilities. This project won the 2007 Aragon Award for the Environment in the Company section. The project to restore and conserve the mountain lakes of the Pyrenees has won the 2007 Aragon Award for the Environment In the field of electricity distribution, ENDESA continued working to reduce the impact of new or already existing facilities on the bird population and the environment in general (electrocution, collisions, nesting, fires) by burying power lines, improving the insulation of cables, implementing anti-collision measures, modifying or changing crossbeams and pylons, and maintaining a safety zone by cutting back the surrounding vegetation. The Company also continued performing thermographic testing of the power lines to detect hot spots in the cables and prevent fires. 04.3. ENDESA ENTORNOS NATURALES In 2005, ENDESA created Bolonia Real Estate in order to bring the management model for its real estate assets in line with the Company’s Sustainability Policy. Among the various actions carried out by this company to rehabilitate and redevelop these assets, of particular interest from a sustainable land management point of view is the dismantling and demolition of the San Juan de Dios thermal power plant (Palma de Mallorca) and the work recently begun to recovery the site of the Central 3 and Son Molines facilities, also in Palma de Mallorca, which will add value to the land (in these cases urban land) once it reverts to its original use, and the remediation of the land on which previously stood the Cadiz thermal power plant. Based on the success of the Bolonia Real Estate project, the Company has set up a new project, Endesa Entornos Naturales, an initiative for setting up models for developing land while improving the environment. Its aim is to ensure the creation of long-term value and local prosperity, giving priority to policies and practices leading to environmentally responsible social development. ENDESA’s land development models ensure environmentally responsible social development Endesa Entornos Naturales also promotes actions carried out by the Group’s various business units and companies aimed at the recovery of areas of high ecological value, restoration of slagheaps, maintenance of hydraulic resources, agricultural substrates, reforestation, scientific research, and the development of low impact renewable energies. One of the most important works carried out in 2006 by Endesa Entornos Naturales was the drawing up of an Environmental Valuation Methodology for land and the validation and adjustment of the reference parameters in two areas of the Company. Using this methodology, which is still under development, the optimal use of a piece of land can be evaluated in such a way that, once that it has been determined, it will be possible to adapt the land to its optimal use following criteria of sustainability. Other actions carried out or promoted by Endesa Entornos Naturales during 2006 were: • Environmental studies, landscape improvement, and land value enhancement in the estates of Bahía de Bolonia (Cadiz), Güejar-Sierra (Granada) and Sineu (Majorca). • Analysis of the undergrowth in the vicinity of the power plants at Meirama and As Pontes (Galicia). • Identification of sites capable of accommodating renewable energy facilities, such as Bélmez, where former slagheaps will act as a base for a photovoltaic energy plant. • Development of areas for leisure and sustainable use by reaching right of use and custody transfer agreements such as that signed with the A Veiga Town Council for the development of a riverside walk, boating pier, and nature classroom in the vicinity of the Prada reservoir. • Collaboration in cultural projects for the conservation of heritage assets, such as the agreement with the Boadella Town Council for the development of hydroelectric museum in the disused mill at Les Escaules. • Responsible use of natural environments in collaboration with local agents. An example of this is the extension of the agreement with the Federación de Entidades Excursionistas de Cataluña (Catalonian Federation of Rambling Clubs) transferring right of use of the mountain refuge at Colomina, in the municipality of Torre de Capdella. The table below shows a lists of lands owned, leased, or administrated by the Company that are in or are adjacent to protected or high biodiversity areas. 96 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS RECOVERY OF AREAS OF HIGH ECOLOGICAL VALUE Disused slag-heaps, mines, hydraulic resources, and agricultural substrates Environmental research projects for the recovery of native flora and fauna Environmental education and nature studies

Sustainability Report 2006 97 endesa06 Protected area* Power plants and other assets Reserva de la Biosfera del Valle de Laciana CH Rioscuro CH Las Ondinas Parque Natural de la Sierra la Encina da Lastra CH Quereño Parque Natural del Lago de Sanabria CH Moncabril Parque Natural de las Fragas do Eume CH Eume Zona Arqueológica de Las Médulas CH Cornatel Zona de Especial Protección del Oso Pardo CH Las Ondinas Parque Nacional de Aigües Tortes i Estany de Sant Maurici CH Sant Maurici Parque Nacional de Ordesa y Monte Perdido CH La Fortunada-Cinca CH La Fortunada-Cinca Parque Natural Posets Maladeta CH Moralets CH Eriste CH La Fortunada-Cinqueta Parque Natural Alt Pirineu CH Montamara y Tavascan Superior CH Llavorsí CH Esterri Parque Nacional de Sierra Nevada CH Dilar CH Durcal Parque Natural del Estrecho Finca Bahía de Bolonia Parque Natural Sierras de Cazorla Segura y las Villas CH Los Órganos Central de Tiscar (Quesada, Jaen) Parque Natural Sierra de Andújar CH Encinarejo Parque Natural Sierra Norte de Sevilla CH Pintado Paraje Natural Desfiladero de los Gaitanes CH Nuevo Chorro Paraje Natural Alto Gualdalquivir CH Doña Aldonza CH Pedro Marín Paraje Natural Embalse de Cordobilla CH Cordobilla Reserva de la Biosfera los Tilos (Isla de la Palma) CH El Mulato Reserva de la Biosfera Isla del Hierro SS.EE. Llanos Blancos Protección Paisajística de la Isla de Gran Canaria Terreno Las Casillas SS.EE. Bco. Seco S.R. Protección especial de la Isla de Gran Canaria SS.EE. Arucas Protección Hidrológica y Paisajística de la Isla de Tenerife SS.EE.Tacoronte Hidro Güimar Parque Natural de la Isla de Fuerteventura SS.EE. Matas Blancas Protección de valor natural ecológico de la Isla de Lanzarote SS.EE. S. Bartolomé Protección paisajística de la Isla de Lanzarote SS.EE. Playa Blanca Predio Paposo (Chile) Central Taltal-Montecristo Predio El Totoral (Chile) Parque Eólico Canela Predio La Escuadra (Chile) Minicentral Ojos de Agua Predio Pehuenche (Chile) Central Pehuenche Línea Los cóndores-Ancoa Predio Alto Polcura (Chile) Central Hidroléctrica Ralco Predio Rayenco (Chile) Central Hidroléctrica Ralco Predio Pangue (Chile) Central Pangue Predio Ralco (Chile) Central Hidroléctrica Ralco Isla Grande de Pilmaiquén (Chile) Central de Pilmaiquen * Original Spanish demoninations of the projects and installations.

04.4. CONSERVATION PROJECTS ENDESA is responsible for a number of species and habitat conservation projects as part of its Environmental Education Programs, in collaboration with EU LIFE Projects and through agreements with universities and public administrations. Below are some of the projects of this type carried out during 2006: 04.4.1. Huinay Foundation The Fundación San Ignacio del Huinay was created in Chile in 1998 by ENDESA in collaboration with the Pontificia Universidad Católica de Valparaíso to promote and conduct scientific research and experimentation. The foundation’s mission is to evaluate, design, develop, and implement an ecological project based on the concept of sustainable development which will act as an operational model for other projects in the country, and to administrate educational establishments and programs. The Foundation covers an area of 35,000 hectares in the Tenth Region of Los Lagos in Chile, from the Comau or Leptepu Fjord in the province of Palena to the border with the Republic of Argentina. Since its creation, over three and a half million dollars has been invested in infrastructure and scientific research. It is an area of lush virgin forest, with a great abundance of tree and shrub species, with an outlet to the sea via the Comau Fjord, thus creating a unique system for the study and protection of biodiversity. The marine fauna of the Comau Fjord is representative of the dominant composition to be found in North Patagonia, while the benthic communities are highly diverse. The Foundation pursues its activities in one of our planet’s very few cold jungles, a habitat of great biological wealth in which fourteen new marine species have been discovered and described between 2004 and 2006. Research points to the discovery and description of a great many more species in the years ahead. The Foundation has also produced 22 scientific publications and made 41 presentations in scientific conferences. It has 98 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Entity Project ENDESA, Department of the Environment and Territorial Policy, Cabildo de Protection of the Egyptian vulture. Fuerteventura(Island Council of Fuerteventura), and the INIPRO (Puerto de Rosario Research & Science Institute) Foundation (EU Life Project) ENDESA and the Government of Aragon (Life Project) Protection of the lammergeyer in Aragon. Life Project Conservation of the European mink. ENDESA, Catalonian Water Agency, Lleida University and the Autónoma Project to study the zebra mussel. In 2006 work was focused on completing de Barcelona University, and Grup Natura Freixe. the monitoring of the full annual cycle of the species in its larva stage, continuing with the research work into the presence of zebra mussel parasites introduced along with the mussel into mainland Spanish aquatic ecosystems, and determining the species’ bioaccumulative capacity. ENDESA and the Department of the Environment of the Balearics Regional 120 actions to protect the osprey and the black kite, both of which are in Government danger of extinction in the islands. SEEDT (Strategies for Development and Diffusion of Energy Efficient Development of low loss distribution transformers and measures to minimize Distribution Transformers) European Project impacts on birds (dielectric rings and protectors). CSIC (Higher Council for Scientific Research) Sponsorship aimed at restoring natural habitats and resources in the mining areas of Spain. Forestry Consortium of Catalonia and Patronato de la Vall de Boi Forestry activities and the conservation of forest formations. Department of the Environment of Andalusia and the CSIC Doñana Placement of posts with ‘electric sheepdogs’ (electric fencing technology) to Biological Station teach the Spanish imperial eagle to avoid power lines. University of Extremadura Study of the impact of power lines on stork protection Regional Government of Andalusia Conservation of the natural heritage of La Janda in Cadiz with a view to reintroducing the Spanish imperial eagle and the osprey. EDEGEL (Peru) and the La Molina University Foundation for Agricultural Chillón River forestry project to create a forest area to protect the nearby Development villages from river flooding ENDESA Cachoeira Donation of land for the creation of the natural reserve Parque Estadual da Mata Atlántica, reforestation project, and fish fauna conservation and recovery project. CODEFF (Committee for the Defense of Flora and Fauna) and CONAF Agreement with these Chilean entities (CODEFF and CONAF) for the (National Forestry Corporation) protection of a relict population of some 50 south Andean deer (guemals) in danger of extinction. Research by the Huinay Foundation discovered fourteen new marine species between 2004 and 2006 published 3 books, made 3 expeditions to the Chilean Fjords, and has signed 2 cooperation agreements, one of them with the Provincial Council of Aragon to set up joint cooperation programs for scientific research and sustainable development. The research carried out by the Fundación San Ignacio del Huinay and the scientific team working for the foundation, led by Gunster Forsterra and Verena Haussermann, have received a great many awards and recognition in recent years for their research and publications. 05. TRANSPARENCY IN ENVIRONMENT PROTECTION 05.1. WASTE GENERATION AND MANAGEMENT ENDESA is involved in a number of actions to reduce its discharges into water and improve the quality of those discharges, mainly through the use of wastewater treatment plants. The tables below show the discharges and the main pollutants produced by the Company’s activity. In 2006 there was no significant spill. 05.2. WASTE GENERATION AND MANAGEMENT ENDESA meets legislation regulating the management of hazardous or non-hazardous industrial waste. The Company also has internal regulations governing the management and elimination of waste at all its facilities. These regulations set out specific criteria and procedures to follow in the treatment of waste and the selection of waste management contractors. The main sources of waste generation are: • Thermal Production Units. Mainly generate gypsum, ashes, and slag. A large proportion is sold as a sub-product or is reused by the facility itself, thereby reducing the environmental impact. • Hydraulic Production Units. Generate waste mainly as a result of the exploitation of the reservoirs associated with the hydroelectric power plants. This waste, which needs to be removed on a regular basis, comprises sediment caused by the slower speed and reduced flow of the river. • Mining. Generates hazardous and non-hazardous waste which is entrusted to an authorized waste management contractor. • Nuclear power plants. Mainly generate radioactive waste. In 2006, the production of medium and low level radioactive waste at ENDESA’s nuclear power plants was 108 tons. This waste is managed by Enresa and stored in specially designed, purpose-built facilities in El Cabril, Cordoba. • Distribution. The main hazardous waste generated consist of transformers, batteries contaminated with oil/PCB, and mineral oil from substations, while non-hazardous waste comprises scrap metal and cardboard. Sustainability Report 2006 99 endesa06 INDUSTRIAL DISCHARGES (hm3) Spain and Portugal 2004 2005 2006 Coal-based power plants 68.9 52.7 107 Oil and gas based power plants — — 1,155.7 Combined cycle gas power plants 0.6 0.35 0.31 Nuclear power plants 0.46 0.58 0.65 Europe Thermal Production Units (TPU) 3 21.28 3.15 Latin America Thermal Production Units (TPU) 1,691.07 1,862.93 1,991.6 MAIN POLLUTANTS IN DISCHARGES FROM THERMAL POWER PLANTS IN SPAIN AND PORTUGAL (Tons) Oils and greases 604.4 Chlorides 2,221.6 D.B.O 5,383.0 D.Q.O 31,847.9 Nitrates 338.8 Dissolved oxygen 2,302.4 Suspended solids 1,874.9 Gross solids 1,020.8 Sulfates 19,669.3

ENDESA’s mining facilities in Spain have delivered 57 percent of their nonhazardous waste for recovery During 2006, ENDESA continued to improve its waste management and reduction systems. Significant progress was made in the reduction of packaging waste, the reuse of used oils, the gradual retirement of components with asbestos, the gradual replacement of batteries and accumulators with others either with a longer useful life or rechargeable, the gradual retirement of transformers containing PCBs (polychlorobiphenyls), the recycling of inert waste, and the treatment and reuse of cleaning solvents. April 2006 saw the opening of Endesa Ingeniería’s new Dielectric Oil Laboratory, whose purpose is to control the quality of oils used in transformers. The laboratory helps check the PCB content of the oils in the transformers used by the Company. 05.3. ENVIRONMENTAL MANAGEMENT CERTIFICATIONS During 2006 ENDESA continued to meet the targets of its Environmental Management Systems (EMS) Corporate Implementation Program in its main facilities in accordance with International Standard ISO 14001and the European EMAS Regulation. In 2006 91.56 of the energy produced by ENDESA was certified under ISO Standard 14001 The generation and distribution facilities whose EMS obtained certification in the course of the year, were as follows: • Mining Center of Andorra. This is the first open-cast mine in Spain to obtain UNE EN-ISO 14001 certification. • As Pontes Thermal Production Unit. After holding UNE ENISO 14001 certification for six years, its management system also obtained EMAS certification. • The Hydraulic Production Units of the North-East, South, and Ebro-Pyrenees obtained UNE EN-ISO 14001 certification between the final months of 2006 and the early months of 2007. • Endesa Distribución Eléctrica certified its EMS in the Balearic Islands. 100 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS WASTE PRODUCED BY ENDESA (thousands of t) 2005 2006 Hazardous Non-hazardous Hazardous Non-hazardous Spain and Portugal waste (HW) waste (NHW) waste (HW) waste (NHW) Thermal Production Units (TPU) 9.99 48.76 12.486 64.548 Hydraulic Production Units (HPU) 0.13 0.08 0.188 0.244 Gas combined cycle - - 0.105 0.052 Mining 0.29 1.91 9.44 0.977 Nuclear 0.41 65.99 8.19 126.46 Distribution 85.01 20.88* 8.056 - Cogeneration & renewables 0.16 0.06 66.976 - Italy Thermal Production Units (TPU) 4.25 29.52 2.081 29.59 Hydraulic Production Units (HPU) 0.05 2.88 0.034 1.56 France Thermal Production Units (TPU) 0.13 0.55 0.919 3.937 Latin America Thermal Production Units (TPU) 0.6 2.31 1.832 2.965 Hydraulic Production Units (HPU) 0.13 0.84 0.122 1.024 Distribution 0.34 5.37 0.466 - CERTIFIED ENERGY IN ENDESA (%) 2005 2006 Spain and Portugal 86.69 87.5 Italy 100 100 France 34.48 39.12 Latin America 91.09 95.9

All ENDESA’s hydraulic production in Spain is certified under ISO standard 14001 With regard to its electricity businesses in Europe, in 2006 100 percent of ENDESA Italy’s facilities were certified under the ISO 14001 standard. This certification is complemented by the EMAS certification of all its thermal generation units. The Company has also integrated its EMS with its workplace safety system, making ENDESA a pioneer in this respect. Meanwhile the French subsidiary Snet has already begun to implement its EMS in all its power plants. In Latin America, ENDESA, through its subsidiary ENDESA Chile, continued implementing EMSs in its generation facilities, allowing the Company to obtain ISO 14001 certification for a total of 49 power plants in Argentina, Brazil, Chile, Colombia, and Peru. Power plants which completed the certification process in the course of 2006 were the thermal power plant at Bocamina (Chile), which obtained ISO 14001 certification for its EMS, and the thermal power plant at Cartagena (Colombia), which obtained ISO 14001 and OHSAS 18001 certification for its integrated management system (Environment and Workplace Health and Safety). Also, after the certifications obtained by the distributors Ampla and Coelce in Brazil, 100 percent of the energy distributed by ENDESA in Latin America is now certified under ISO 14001. 05.4. ENVIRONMENTAL IMPACT ASSESSMENTS All generation and distribution projects developed by ENDESA are legally obliged to draw up an Environmental Impact Assessment (EIA), both in Spain and in Latin America. These assessments consider the positive and negative environmental and socio-economical impacts of the performance of the project. Sustainability Report 2006 101 endesa06

COMMITMENT TO EFFICIENCY ENDESA is aware that valuable and scarce natural resources are needed to meet its corporate purpose, and of the inevitable impact of any industrial initiatives on the environment. Therefore, the Company is committed to developing cleaner and more efficient technologies that will make ENDESA’s activity compatible with the environment at local and global levels. ENDESA has developed a global, decentralised model of Technology and Innovation Management that allows the Company to fulfil its mission in this field: To promote and coordinate a strategic policy of technological development, innovation, and encouragement of internal capacities that is in line with its corporate Vision and Mission. ENDESA is the first energy company that has certified its RDI Management System in accordance with the UNE 166002 standard 102 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS R&D generation, distribution, commercial, e-business, Novare Awards Environmental Management Systems Environment and sustainability Fostering of innovation and talent management FUTURE: excellence and sustainability EFFICIENCY

39 million euros invested in RDI in 2006 35 suppliers registered in Innovation Circles 125 projects proposed for the NOVARE awards by the scientific community 2,600 NOVARE awards for ideas from employees endesa06 Sustainability Report 2006 103

In 2006, ENDESA developed global I&T methods and tools that were common to its whole business group, such as the management system known as “Innovation to Value”, which is aimed at capturing the greatest value from R&D projects with a highly demanding management based on venture capital and “quality gates”. It also continued to make progress in the identification of levers to ensure the capture of value through Technology and Innovation. A Corporate Technological Intelligence function is being developed in this area, as a base for corporate engineering and grouping together several critical activities related to corporate technology and buying functions: standardisation of equipment and processes, approving suppliers, technological agreements, functional specifications, quality control, technological trend monitoring, “make or buy” policies, etc. 104 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Certification Simplification Open and flexible Modulability. Adaptable to different scales Reliability Eco-efficiency and sustainability Focus on Client Focus on Service On demand Globalization ENDESA’s commitment to technology is underscored by its corporate background of highly important pioneering projects. It is worth remembering that ENDESA developed the first wind farm built in Spain, the first pressurised fluidised bed combustion plant, and the first integrated gasification combined cycle plant. ENDESA has installed desulphurisation and coal washing plants; it pioneered the development of PLC (power line communications) by installing it commercially for the first time; and it has developed proprietary remote control technology for grids and the control of non-technical losses using artificial intelligence. In short, RDI is an integral part of the Company’s business model. Electricity deregulation at the end of the 90s forced electricity companies to adapt their management to the changes in regulations. One of the changes was the disappearance of the regulation that obliged companies to earmark 0.3% of their revenue to the Plan for Research in Electrical Engineering which began in the early 80s. To this we should add that there was plenty of energy at the time. CCGTs were just dawning as alternative energy and certain environmental issues such as the fight against climate change were not on the horizon of social concerns. The profound changes which occurred in the energy sector after that led ENDESA to reconsider its traditional commitment to I&T. In 2004, the Company created a specific Division within its organisation to promote I&Ts and to use RDI leverage to meet the challenges the sector was facing: Climate change, problems of the supply of certain primary sources, new energy technologies, more intensive usage of renewable energies, and reopening of the debate on nuclear energy. As a result of the new direction, three main RDI targets were planned at the beginning of 2005 to boost ENDESA’s energy business and systematise on-going projects: • To use RDI as a lever to ensure the Company’s sustainability. • To furnish competitive advantages through differentiation and constant innovation. • To direct technology and innovation activities towards improved efficiency and the creation of value. Two key behaviour criteria were established to meet those goals: • Innovation oriented towards resolving business challenges Thereby setting up a model of clear priorities. • The usage of innovative solutions through team work: Innovation circles, by working with suppliers, CENIT (Centros Estratégicos Nacionales de Investigación Tecnológica) consortia, public authorities, universities, etc. CASE STUDY: ENDESA: TECHNOLOGY AND INNOVATION ACTIVITIES Our challenge: Increasing ENDESA’s value GLOBAL TECHNOLOGICAL TRENDS ASSUMED BY ENDESA

ENDESA’s Technology and Innovation Management model gives priority to the management of the Company’s talent and intangible assets. It is a global, decentralised management model, open to knowledge, which integrates strategic suppliers, research centres, benchmark institutions, universities and administrations. ENDESA also has a Technology Committee made up of innovation representatives from all of its businesses whose mission is to revitalise, develop tools and systematise process that will enable innovation to extend to the entire Company and allow the businesses to develop their projects, through a careful process of selection. The model is available to customers, employees, shareholders and any other stakeholders. The innovation model is organised into four themes: clean, efficient generation, intelligent networks, and engineering and administrative processes, all within the context of sustainable development. FOUR THEMES IN A BUBBLE At ENDESA, collaboration is at the core of I&T. With this in mind, the Company has implemented an initiative that is unique in the sector: Distribution Innovation Circles (CIDEs), which are used to identify technological opportunities and goals, express them in terms of expectations, and share them with the Company’s suppliers to attract their best technological efforts. The aim is to resolve their business challenges and, together, to identify new RDI projects. ENDESA has received over 160 proposals via the Circles, 14 of which were selected and started in 2006. The innovation, development and research model developed by ENDESA was certified in the month of July 2006 by AENOR, according to the UNE 166002 standard, which lays down the requirements to be satisfied by an integral RDI Management system with respect to tools, procedures, documents and the relationships between business units to ensure their quality and efficiency. ENDESA is the first Spanish electric utility to attain this mark of excellence in RDI Management. Another key aspect of ENDESA’s Technology and Innovation Management model is the support it gives to retaining talent and to knowledge management, a function in which ENDESA Energy Education, the Company’s corporate university, plays a key role. CHALLENGES PROJECTS Dialogue: Innovation Circles (CIDE) Technology Plan: Priorities Clients SUSTAINABILITY SUSTAINABILITY Clean and efficient generation Intelligent grids endesa06 Although the value generated for the Company’s businesses is the true indicator of the efforts which have been developed through ENDESA’s I&T model , the Company’s investments in I&T also show how much business is developed in the field. endesa06 Sustainability Report 2006 105

01. RESEARCH, DEVELOPMENT AND INNOVATION FOR CLEANER ENERGY 01.1. TO BOOST ECO-EFFICIENCY IN GENERATION PROCESSES ENDESA carries out part of its commitment with its innovation in technologically advanced, efficiency-optimised electricity generation, which translates as less consumption of natural resources (fuel, energy and water) during the generation process. Efficient electricity production is also linked to the efficient and responsible employment of electricity at the Company’s own generation facilities. The table below shows the Company’s own electricity purchases over the past three years. ENDESA pays particular attention to sustainable water management. The Company makes an effort to ensure that its plants are increasingly efficient in regards to the energy performance obtained from the natural resources they use, which is highly positive from the environmental impact point of view. 106 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS R&D INVESTMENTS 2006 2005 Spain and Portugal 18,820,094 17,968,228 Endesa Generación and others 4,528,736 2,928,595 Endesa Red 11,991,358 9,285,977 Endesa Energía 0 4,781,606 Endesa Network Factory 2,300,000 972,050 Latin America 18,533,749 20,887,395 Generation and transmission 3,748,124 10,792,580 Distribution and others 14,785,625 10,094,815 Europe 0 2,943,061 Italy 0 820,000 France 0 2,123,061 Corporate areas 1,743,300 1,201,000 Total 39,097,142 42,999,684 7%less carbon consumed in 2006 40.64%of efficiency in ENDESA’s Spanish fuel-oil and natural gas plants Principle number 9. To encourage the development and diffusion of environmentally friendly technologies. • ENDESA transmits information throughout the company, transfering all over the units. • ENDESA spreads the company´s environmental principles and practices to its suppliers and contractors. • ENDESA develops and applies cleaner tecnologies. • ENDESA analyses the impact of waste use and management. • ENDESA investigates to develop more sustainable projects. ENDESA INITIATIVES ENDESA IS COMMITTED TO THE UNITED NATIONS GLOBAL COMPACT-ENERGY EFFICIENCY ENDESA has committed to using and developing clean technologies that make efficient use of resources. This commitment is in harmony with principle 9 of the UN Global Compact.

FUEL SLLUPPLY IN SPAIN, INCLUDING ENDESA’S PRODUCTION 2004 2005 2006 Domestic coal (thousands of tons) 10,959 10,712 9,620 Imported coal (thousands of tons) 10,698 10,570 10,575 Oil coke (thousands of tons) 411 639 254 Liquid fuel (thousands of tons) 2,753 3,006 2,921 Natural gas (millions of m3) 1,393 1,896 1,508 FUEL CONSUMPTIONS Italy 2004 2005 2006 Fuel oil (thousands of tons) 901 695 909 Natural gas (millions of m3) 1,997 2,600 2,628 Coal (thousands of tons) 2,169 2,221 2,620 Gas oil (thousands of tons) 5 6 7.8 Orimulsion (thousands of tons) 13 2 - Flour of animal origin (thousands of tons) 40 67 58.3 France Domestic coal (thousands of tons) 532.5 183.1 68.7 Imported coal (thousands of tons) 2,598.8 2,550.6 2,604.8 P. C. R. (thousands of tons) 380.7 398.9 334.8 Natural gas (thousands of m3) 207,316.2 192,098.2 203,188.2 Oil coke (thousands of tons) 221.5 211 167.2 Revalures (thousands of tons) 256.5 275.8 256.1 Fuel (thousands of tons) 49.3 45.4 48 Latin America Fuel oil (thousands of tons) 341 377 436.4 Natural gas (millions of m3) 4,347 4,182 3,839.4 Coal (thousands of tons) 315 442 747.4 Gas oil (thousands of m3) 62 17 87.4 ENERGY CONSUMPTION BY ENDESA (GWh) Spain and Portugal 2004 2005 2006 Fossil-fuel production units (UPT) 6,135 2,538 2,575.4 Hydroelectric production units (UPH) 1,017 18 24.4 Nuclear generation 1,107 N,A, 197.9 ECyR 5 10 11.4 Distribution 47 0.11 56.9 Italy Fossil-fuel production units (UPT) 1,310 1,251 1,332.1 Hydroelectric production units (UPH) 29 — — France Fossil-fuel production units (UPT) — 10 — Latin America Fossil-fuel production units (UPT) 695 675 738.4 Hydroelectric production units (UPH) 179 217 239.7 Distribution 55 67 37.3 endesa06 Sustainability Report 2006 107

To improve efficiency, ENDESA carries out many RDI projects either on its own or in collaboration with institutions from other geographic areas. Internationally, mention should be made of the leading role played by ENDESA and CIRCE (Centre of Research for Energy Resources and Consumption, at the University of Saragossa as the sole Spanish representatives on the European technological platform known as Zero Emissions Fossil Fuel Power Plants (ZEP), whose main aim is to promote a future of clean power generation with coal in order to facilitate renewal and extension of the current power stock, and to allow the introduction of zero-emission power generation plants by 2020. During 2006, the ZEP platform, which is strongly supported by European Union (EU) institutions, approved its Strategic Research Agenda (SRA) and the Strategic Deployment Document (SDD). ENDESA heads the CENIT CO2 project that shares the efforts of 33 research companies and institutions 108 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS WATER CONSUMPTION BY ENDESA (Thousands of m3) Spain and Portugal 2004 2005 2006 Fossil-fuel production units (UPT) 62,401 75,532 61,205.8 Nuclear generation — 1,842 14,555.0 ECyR 34 118 — Mining 1,451 — 213.9 Distribution 0.3 109 107.3 Italy Fossil-fuel production units (UPT) 16,000 12,850 4,738 France Fossil-fuel production units (UPT) — 27,470 — Latin America Fossil-fuel production units (UPT) 1,969,586 2,074,811 2,328,804.7 Distribution 0.4 0.5 509.5 EFFICIENCY OF ENDESA’S THERMAL POWER PLANTS (%) Spain and Portugal 2004 2005 2006 Coal-fired fossil-fuel plants 36.1 35.66 35.52 Fuel-gas-fired fossil-fuel plants 32.4 33.79 34.15 Combined-cycle fossil-fuel plants (natural gas) 53.2 55 53.53 Italy Coal-fired fossil-fuel plants 39.3 34.82 35.02 Fuel-gas-fired fossil-fuel plants 39.4 34.80 36.42 Combined-cycle fossil-fuel plants (natural gas) 49.3 51.8 53.71 France Coal-fired fossil-fuel plants — 34 34.69 Latin America Coal-fired fossil-fuel plants 35.1 36.17 33.24 Fuel-gas-fired fossil-fuel plants 35.1 33.94 31.60 Combined cycle plants (natural gas) 53.4 48.62 46.34 Open cycle thermal power plants (GO and FO) 31.3 23.95 29.19

In Spain, ENDESA chairs the Spanish CO2, Platform, and heads the CENIT CO2 project (National Strategic Consortium for Technical Research into CO2), which represents a particularly relevant R&D initiative in the fight against climate change. This consortium, which forms part of the national INGENIO 2010 programme, coordinates the actions of 33 companies and research institutions, with a budget of Euro 26 million in four years. Its aim is to tackle a reduction in emissions, particularly CO2 throughout the entire industrial process, which will translate into increased efficiency, capture (pre-combustion, combustion and post-combustion), transport, storage and recovery of CO2. The Spanish Ministry of Industry has granted a Euro 9.5 million subsidy to the project, which is 46% of their budget. Other major projects undertaken in 2006 in the search of more efficient and sustainable power generation were: 01.2. INNOVATION OF THE GRIDS Endesa IT initiatives in distribution networks are focused to improve service quality either by specific programs, either by mesaures which intensify the efficiency and protect the environment to improve company´s network. Accordingly, the T&I strategy for distribution is focused on three vectors: quality, efficiency and the environment In 2006, ENDESA headed submission of the second proposal from the CENIT-DENISE consortium (Intelligent, Safe and Efficient Electricity Grids) to the Centre for Technological and Industrial Development (CDTI) of the Ministry of Industry, in which 13 electricity industry companies and nine research centres from Madrid, Aragon, Andalusia, Asturias and Catalonia take part. Sustainability Report 2006 109 endesa06 France Cerchar (Centre d’Etudes et Recherches des Charbonnages), which gives support for the deployment of the industrial strategy in Europe. More efficient usage and cleaner than coal Spain and Italy Conversion into new types of fuel, improving efficiency and lowering CO2, SO2 and NOx emissions. Endesa Italy’s Monfalcone and Fiume Santo power plants already have clean co-combustion technology in operation. Boilers and advanced combustion systems Latin America Improvement in maintenance and operation management via on-line monitoring and the acquisition, processing and storage of variables in the generating stock operating process. The CMD project and other improvements in globalised information systems Latin America Several projects with the installation of advanced equipment in new turbines which allow an increase in energy efficiency. Hydraulic energy Spain Solar energy applications in thermal power plants and the use of high temperature thermal solar energy. Solar energy with the Protermosolar Association Spain Development of projects for several biodiesel plants and research into the use of biodiesel as an alternative to heavy fuel-oil. Stake in Green Fuel Corporation Spain An integrated system for forecasting secondary regulation bandwidth, the simulation model for electricity markets, the management of hydro supply and an Internet portal for hydrometeorological data. Market tools Spain The efficiency of large alternators. Efialter Spain Study of oxy-fuel combustion techniques. Collaboration with CSIC-Incar Spain The recovery of carbon combustion waste using new sorbents to contain emissions. Abetrap (RFCS) Spain Improves the quality of supply in distributed generation systems. To patent the electronic systems which are developed to ensure the quality of the power generated. Development and perfection of a 5- kW fuel cell in association with the Polytechnic University of Madrid and the Electric Power Research Institute (EPRI). Spain Improvement in infrastructures and methods for developing Technological Intelligence. Conoce Project European Union CO2 capture technology and storage. Dynamis, Cachet, C3-Capture, Geocapacity and Nanoglowa. Project Description Within remit

ENDESA heads the CENITDENISE consortiumwith a budget of Euro 30 million over four years The Consortium has planned research and development activities for four years. It has a budget of close to Euro 30 million, 50 percent of which will be provided by the Ministry. They consider that the DENISE Consortium is one of the three best projects of the 42 which were submitted, and one of the most ambitious. Taking advantage of the results of the DENISE initiative, ENDESA launched the first intelligent-networks programme last year in Latin America, with the participation of six electricity- distribution companies from five countries in the region. Its aim is to define and carry out projects related to the development of distribution grids. In the area of distribution in Latin America, special mention should be given to the following initiatives: • Development of telecommunications technologies by Synapsis for the deployment of massive remote-controlled metering and grid automation at distribution companies. These technologies have supported the Ampla grid and Codensa and Chilectra’s automation projects. • Development of vegetable oil for transformer insulation at Coelce. 110 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Innovation in Distribution QUALITY EFFICIENCY ENVIRONMENT To strengthen its commitment to new distribution grid technologies, ENDESA has oriented the aims of its subsidiary, Endesa Network Factory (ENF), whose headquarters are in Barcelona, to motivate, encourage and channel the development of pioneering projects in technological innovation to contribute to the improvement of the electrical distribution business. ENF focuses on four broad and concrete areas of knowledge: telecommunications, protocols, information systems and electric infrastructure. It tries to achieve the best possible and most efficient and competitive solutions by maximising the quality/cost ratio that will contribute to position ENDESA’s businesses at the forefront of the industry, in line with the Company’s strategy if technological leadership. Applications in the field of Information and Communication Technologies (ICTs) are based on research, analysis and encouraging new RDI practices in network intelligence. During 2006, ENF successfully promoted the ENDESA Innovation Circles (EIC), in which more than 35 industrial partners, several universities and research centres took part, with the aim of aligning RDI efforts in all fields of the electricity industry. Thanks to the development of the platform, several projects were detected and launched. They will contribute towards the resolution of ENDESA’s challenges in RDI over the next few years. At the end of 2006, ENF launched a new line of business devoted to energy eco-efficiency in order to tackle initiatives and innovation opportunities in the field of efficiency and energy saving. The commitment is in line with ENDESA’s strategic sustainability goals, as well as the European Commission Action Plan for Energy Efficiency and other Spanish, European and international initiatives. Finally, ENF actively takes part in the leading groups promoting PLC technology (PowerLine Communications) in Europe, which are PUA (PLC Utilities Alliance) and CENELEC, and recently assumed the technical secretariat of the Spanish Networks Platform (FUTURED). This initiative, part of the National Energy Programme and promoted by the Ministry of Education and Science (MEC), represents a teamwork forum for outlining needs and defining activities and technology policies in the field of future electricity networks. ENDESA NETWORK FACTORY (ENF)

Sustainability Report 2006 111 endesa06

In 2006, the Company continued with the process of standardising, mainstreaming and approval of equipment, substations, the use of new SF6 and hybrid technology, 66 kV cabinets, and high-voltage (HV) underground cables in order to make the operating processes of its assets more efficient. Research also continued into the remote management of lowvoltage (LV) reading equipment linked by PLC , for remote management coordinated with the technological advances in Medium Voltage Remote Control Network and Remote Access, the adaptation of remote control technology, access to the new generations of inter-communicating equipment and broadband carrying waves. In regards to the environment, in 2006 ENDESA continued to conducted research into the development and application of low loss transformers in the distribution network (the European SEEDT project), a system for identifying and improving MV technical losses and the deployment of measures to minimise the environmental impact of bird contact or perching on conductors or utility poles (dielectric rings and protectors). In regards to quality, ENDESA implemented cross-cutting projects that went beyond the scope of distribution alone. In the field of topology developments, ENDESA led research into new high capacity conductors, the impact of new generation technologies on the distribution network - solar plants, wind support, fuel cells, mini co-generation - new underwater connection technology designed to enhance service quality and reliability, and the automation and reliability of the MV network. With regards to improved performance, the Company researched and tested the use of new polymer materials, and developed improvements in earth connections to minimise the effects of lightning. Furthermore, the Company deployed the Mobility Plan to speed up responses to incidents. To that end, a new GPRS was tested, equipped with GPS technology and with access to SDE modules, and the automation of the MV grid was extended. 01.3. E-BUSINESS ENDESA is firmly committed to implementing best of-breed technologies to enhance efficiency, reliability and availability. Projects undertaken in this area seek to tailor ENDESA’s services to its customers’ needs, paying special attention to efficient energy consumption. The main projects developed in Spain in 2006 in this field were: E-business • Mobility Plan: deployment of the mobile solution network in operating units, making it possible to obtain real-time information of the MV/LV incident management process. • Launch of an extensive programme to review and perfect the Company’s commercial processes with a view to maintaining the excellence of the service supplied to its customers. • New demand scenarios: review and improvement of demand-forecasting processes to introduce new parameters into the model. • Optimisation and enhanced reliability of the medium voltage network. • Review and implementation of new help functions for MV planning, including support systems, grid optimisation, identification of remote-control points, etc. • Outages and re-establishing supplies: new visualisation of the process with revenue management and a simulation of emergency situations. • Collaborating with leading companies to exchange and implement best practices, while improving internal efficiency at ENDESA. Sales In the household sector: • New value-added services in customers’ homes. • In the framework of the long-term Project AVANZA, encouraging and promoting a single view of multi-point customers and laying the foundations for new policies for serving and getting to know customers. • Optimising energy-market segmentation, a key aspect for developing the above project. • Developing advanced techniques and capacities to manage commercial campaigns. In the new-housing segment: • Launch of a complete advisory service for property developers seeking to build sustainable energy-efficient housing. • Barcelona Digital Area, an area for displaying the latest home-related technologies within the framework of the Brasilia project at La Salle University. It was used as the basis for tests on the concept and the spreading of technological innovation and building sustainability. • Participation in and promotion of information seminars for real estate developers explaining the new Technical Building Code and specific sustainable construction developments in Spain. In the business segment: • Programmes to develop control and management mechanisms for energy installations that favour the management 112 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

of preventive and corrective maintenance in different applications and uses. • Energy audit schemes aimed at optimising customers’ installations and adapting the loads contracted to suit their needs. In the major-customers segment: • Improving management of the product portfolio by means of a system that includes several areas of action. • Making quality commitments to customers. • Strengthening internal resources and monitoring tools. • Redefining relations with suppliers through service agreements. • Developing new products to provide services to externalise energy management and emissions by customers’ installations. Other efficiency-related initiatives included the deployment of the DIANA project (real time functions installed at customers’ homes) in ENDESA’s five mainland markets in Spain, the ALMA project (designed to boost meter-reading management in order to improve quality and communication with suppliers), providing simpler access for external partners to the Company’s IT systems, a system for forecasting non-technical losses and a device for detecting electricity fraud by measuring current differentials. The DIANA project will reduce operation costs by 20 percent and improve customer service 02. ENVIRONMENTAL MANAGEMENT SYSTEMS: ENVIRONMENT AND SUSTAINABILITY For 2006, mention should be made of the notable progress in the El Hierro Project , in the activities developed by the Company as a member of the European CO2Net network, financed by the EU Framework Programme to capture and store CO2, and which currently has 64 members and 11 partners from more than 18 countries. The Company is a founding partner of the Spanish Hydrogen Association, together with 33 other companies, 17 research centres and public bodies, and the Foundation for the Development of New Hydrogen Technology in Aragon, in collaboration with 28 other companies and institutions. Sustainability Report 2006 113 endesa06 EL HIERRO ISLAND, 100 PERCENT RENEWABLE In 2006, progress was made in the development of the El Hierro (Canary Islands) project, through which ENDESA, in collaboration with the island authorities and the Canary Islands Technological Institute (ITC), aims to ensure that the island’s energy supply is provided through fully renewable hydro/wind output system. The island was declared a biosphere reserve in 2000. The project will guarantee fully sustainable development and will be a pioneering experience at an international level. The new system will comprise a 10 MW hydroelectric plant and a wind park with the same capacity. Most of the energy carried out to the island’s grid will come from the hydroelectric plant, whereas most of the wind energy will be used to feed the pumping system. The water used by the plant will be stored in the upper tank as potential energy, thereby guaranteeing the stability of the distribution grid. Exceso wind energy will be used to obtain water in the two desalination plants on the island. The system will be in operation by the end of 2009 or beginning or 2010. The Canary’s energy plans (PECAN 2006) was taken into consideration when the project was being developed. The Institute for Development and Energy Saving (IDEA) will subsidise part of the project. It estimates that it will prevent the emission of 18,700 tonnes of CO2 per year, reduce diesel consumption by 6,000 tonnes and prevent the emission of 400 tonnes of nitrogen oxides per year. ENDESA is a member of CO2NET, a European network for the development of CO2 capture and storage technology, which has members in 18 countries

Other relevant projects undertaken in 2006 and focusing on this area were: • Analysis of the understory around the Meirama and As Pontes power plants (Galicia), following the indications contained in EU Regulations on the protection of forests against atmospheric pollution. • Research projects on the zebra mussel in order to acquire the necessary knowledge for control of this pest. • Joint evaluation with the Spanish Scientific Research Council (CSIC) of the application of carbonisation/calcination processes to capture CO2. • Biomass and energy crops: Biocard project, participation in the CO2 Special Strategic Programme of the Ministry for Education and Science (MEC) and developments for the use of specific biomasses at Spanish coal-fired power stations with direct and indirect co-combustion systems. • CECA NoDioxCom project to design and develop ongoing monitoring for heavy metals, especially mercury. • The main features of the hydrogen energy vector are: the HIDROLICA project for optimised hydrogen production with wind power, the European “Cluster Pilot Project for the integration of RES into European Energy Sectors”, and participation in both the Spanish Hydrogen Association and the Foundation for the Development of New Hydrogen Technologies in Aragon. 03. PROMOTING THE CULTURE OF INNOVATION AND TALENT AND KNOWLEDGE MANAGEMENT ENDESA believes the management of its professionals’ intellectual capital, talent and other intangible assets is vital and seeks to integrate and coordinate the way each of its employees’ attains and manages his/her knowledge, regardless of geographic, organisational or cultural barriers. 03.1. ENDESA ENERGY EDUCATION ENDESA Energy Education, the Company’s corporate university, organises seminars, courses and other activities designed to increase its employees’ ability to share and generate knowledge and innovation. Endesa Energy Education seeks to become a centre of excellence, quality and intelligence that will head the Company’s management of intangible assets. This objective is part of ENDESA’s innovation model and its emphasis on T&I as tools to ensure sustainable growth and to respond to some of the main challenges faced by its businesses. The following were the most significant projects and activities set up in 2006 by Endesa Energy Education: 114 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Universities Publication of technology literature (CCGTs and CO2 Technologies) and a T&I bulletin, and setting up the www.escuealendesa.com website and the ENDESA knowledge-management tool. Publicising Endesa Energy Education activities Sponsors courses for non experts given by the Company’s own staff and targeting ENDESA Group management and engineering staff. Energy-technology courses Endesa Energy Education organises a series of seminars on energy technology at which experts and authorities in the industry can discuss current subjects. The 2006 seminars focused on solar energy, future intelligent networks, nuclear energy and CCGT gas turbines. Technological seminars Universidad Europea de Madrid (UEM) The award of eight scholarships for the Master’s Degree, which will provide full training in the area of renewable energy, covering technological, economic, legal and environmental issues. Endesa Escuela de Energía will grant eight annual scholarships at the end of the course. ENDESA Master’s course on Renewable Energy Organisation and Human Resources Department at ENDESA International Collaborated in the organisation of the working meetings with the Organisational and Human Resource Management Departments at the companies in which ENDESA holds a stake in Latin America, to promote a single approach to the training and learning strategy. Held in April in Santiago de Chile. First Endesa Energy Education workshop for distribution and service companies in Latin America Universidad Pontificia Católica de Chile Collaborated in the organisation of the Master’s course and signed an agreement to create a professorship for technological research on energy. Enersis’ Master’s Degree course on Energy The Barcelona Higher Technical School of Industrial Engineering (ICAI) Collaboration on the design of this Master’s course, targeted at technological innovation and strengthening technical skills and covering all segments of the electricity business The Master’s Degree is aimed at people with higher and technical qualifications as well as ENDESA expert employees and from the energy industry in general. The classes will begin in October 2007. ENDESA Electrical Technology Master’s Degree-ICAI The Universities of Columbia, Chicago and Berkeley, and the Massachusetts Institute of Technology (MIT) Main sponsor of the engineering seminars on energy, in which several universities took part. Barcelona Tech Summer Sessions Project Description Partner institutions

In addition to the above projects, ENDESA created its Emeritus School at Endesa Energy Education to leverage the knowledge of those who finish their careers in the Company and to facilitate their collaboration as teachers in many different activities. In 2006, Endesa Energy Education organised and presented the first Novare Awards for Energy Innovation. Universities, companies, RDI centres, consortiums and private individuals from 15 countries submitted 102 proposals. The winning ideas were selected by a panel of judges composed of personalities from the energy industry and the academic world. Novare Awards were also presented at the same event for employees, aimed at rewarding and recognising the most innovative business ideas. Over 2,600 ideas were received from people working at all the Grupo Endesa companies. As a result of the NOVARE awards for the international scientific community, the Company selected and launched new RDI projects in the awards’ four categories: Finally, the Company and the “Endesa Energy Innovation Network” chair at the Polytechnic University of Barcelona carried out several joint research projects in 2006 and organised the 2nd International Energy Innovation Congress, which was attended by more than 100 people from several countries. Excellence and sustainability is the key to ENDESA’s technological priorities Sustainability Report 2006 115 endesa06 • The first part of the Novare-Optiges project to identify the potential and massive deployment of sector energy-efficiency measures in order to optimise management of the demand. The Customer Clean combustion technologies • Novare-Plasmocol: ENDESA, with AICIA (University of Seville) and GreenPower, are researching into the development of metal and compound PM 2.5 particle pollutant abatement systems in large combustion facilities using non-thermal plasma technology. • The aim of the first phase of the project presented by the CITCEA of the Polytechnic University of Catalonia is to monitor parameters at substations to carry out maintenance based on the condition of assets. Quality and reliability of service • Novare-BioH2: ENDESA, with the University of Leon and the Coal Institute (INCAR), is researching waste recycling to obtain hydrogen and methane. Renewable energies and new energy sources

COMMITMENT TO SOCIETY 01. SOCIAL INITIATIVES IN ENDESA’S CORPORATE TRACK RECORD ENDESA performs a range of social initiatives to finance projects which contribute to economic, cultural and educational development in the environments where we operate. These initiatives are firmly rooted in its business behaviour. Above all, because the Company’s core business - the generation and supply of electricity - constitutes a basic service to the community. ENDESA accepts the obligations corresponding to its status as a public service provider and strives to guarantee the best possible standards of safety and quality. Since its incorporation in 1944, ENDESA has striven to establish relationships of partnership and mutual trust with the social environments in which its plants are located, along with their institutional representatives, and extends this conduct, as best practices, to its holdings. The Company’s commitment to the community is expressly contained in the values to which it subscribed in 1999, as well as in the Seven Commitments for Sustainable Development, approved in 2003, and compliance with these commitments is required and assessed in employee compensation systems. Contributing to the development of the society in which it operates is a fundamental part of ENDESA’s corporate behaviour As a consequence of this commitment, social initiatives constitute a traditional activity for ENDESA in its relationship with the communities in which it has a presence. The projects it undertakes are carried out through the corporate hub or regional offices in Spain, through the different foundations established by Group companies in several countries, and through direct action among Group companies in the different markets in which they operate. These projects may be classified into four groups: co-operation, educational, cultural and socio-environmental ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS 116 Sustainability Report 2006

More than Euro 30 million invested in social initiatives in 2006 60% of social investment focused on cooperation 1.065 employees worked on the first edition of ENDESA Solidarios in Spain endesa06 Sustainability Report 2006 117

01.2. INVESTMENT CRITERIA In undertaking these activities, ENDESA adheres to the following basic principles: • The Company’s social initiatives must be underpinned by our belief that supplying electricity is a public service. ENDESA’s foremost commitment to society is therefore to supply electricity under the best possible terms and conditions. Accordingly, the Company’s social initiatives must under no circumstances be seen as replacing or reducing the obligations that stem from this commitment. • The social initiatives we engage in are closely linked to the nature and characteristics of our day-to-day business operations, with what the Company does best, and with the needs of the main communities with which we have a direct relationship. • Notwithstanding the above, in the case of particularly disadvantaged environments or communities ENDESA will endeavour to provide for urgent social needs that cannot be adequately met by other institutions. • The Company endeavours to perform such interventions in close partnership with the social representatives of the areas or communities which benefit from them. • ENDESA is aware that, because of its economic weight and the service it provides, it is among the leading companies in many of the markets where it operates. Consequently, it is amenable to collaboration in special flagship projects in these communities. • ENDESA undertakes to disclose its social initiatives in a transparent and systematic fashion via our various communication channels and in line with principles that are generally accepted both in Spain and abroad. 01.3. INVESTMENT IN SOCIAL INITIATIVES IN 2006 ENDESA spent nearly Euro 31 million to carry out or promote social and general interest initiatives in 2006. 118 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS Co-operation initiatives Focused on meeting basic individual or collective needs inmarkets in which it is present, as well as those centred on fostering community development. Educational initiatives Focused on basic literacy, general training and education in local communities and groups, both children and adults. Cultural initiatives Centred on preserving local cultural identity, support for historical research and investigation of communities, conservation of cultural heritage, support for cultural prizes, etc. Socio-environmental initiatives Geared toward encouraging and promoting social environmental values. Does not include initiatives directly related to environmental conservation, which is carried out in the framework of its business operations. EVOLUTION OF THE SOCIAL INITIATIVES IN INDESA BY CATEGORIES 38% 27% 24% 11% 37% 33% 27% 3% 49% 23% 20% 8% 2003 2004 2005 Co-operation initiatives Educational initiatives Cultural initiatives Social-environmental initiatives ENDESA’S INVESTMENT IN SOCIAL AND GENERAL INTEREST INITIATIVES IN 2006 (Thousands of Euro*) Spain 22.029 Endesa Foundation 6.722 Initiatives via corporate headquarters 8.822 Initiatives via local brands 6.485 Latin America* 8.951 Total 30.980 * Not including investment in rural electrification in Latin America.

ENDESA spent the equivalent of 1.04 percent of its net profit on external social initiatives in 2006 Of the Euro 22 million invested in Spain, Euro 6.7 million was invested through the Endesa Foundation while the Company spent Euro 15.3 million directly. Of the latter amount, Euro 6.5 million was spent by its regional Spanish operators, i.e. Fecsa Endesa (Catalonia), Sevillana Endesa (Andalusia and Badajoz), Gesa Endesa (Balearic Islands), Unelco Endesa (Canary Islands), Erz Endesa (Aragón), or by some of its largest electricity plants, such as Compostilla, As Pontes, Andorra, Carboneras, Ascó, Vandellós, etc. 30 percent of the resources set aside for social initiatives in Spain are managed by the Company’s regional units These amounts represent a sharp increase from those registered in 2005, mainly as a consequence of certain individual general interest projects being carried out over several years, such as EXPO Zaragoza 2008 and the America’s Cup. In the first case, the initial payment made in 2006 represents nearly 50 percent of the investment promised for the total sponsorship of the event, and in the second case, it is a project that includes successive and increasing payments, meaning that in 2006 - the year before the final regattas - the highest share of the investment was carried out. In addition, total 2006 investment included Euro 1.5 million for the restoration of Company residences, which constitute a positive contribution to local infrastructure. For their part, ENDESA’s subsidiaries in Latin America spent Euro 8.9 million on social initiatives in 2006, an increase of 2.9 percent from the Euro 8.7 million they spent in 2005. 01.4. SOCIAL CO-OPERATION INITIATIVES The materialisation of ENDESA’s social commitment is based on knowledge of the needs of the communities in which it has a presence. Its regional units and subsidiary companies have teams which identify, select and carry out projects to foster economic and social development, or those designed to meet the needs of some of the groups who live in the areas in which the Company operates, and to this end they have ongoing contact with the social organisations in those areas. At the same time, the Company’s corporate hub also makes direct investments in these fields, either because of the level of funding Sustainability Report 2006 119 endesa06 STRUCTURE OF THE SOCIAL INVESTMENT MADE BY ENDESA IN 2006 Spain Foundations Spain without Foundations Total Latin America 10% 5% 68% 17% 75% 4% 11% 10% 62% 19% 18% 1% Co-operation initiatives Educational initiatives Cultural initiatives Social-environmental initiatives INVESTMENT IN SOCIAL INITIATIVES (Millions of euros) 23.9 25.35 30.98 2004 2005 2006 More than 17 Euro million invested in social initiatives in 2006 ENDESA’s social investment increased by 29.6%in 2004-2006 required by some of these projects or because the effects of the projects will be felt in more than one ENDESA territory. Within the field of social initiatives, one of the areas in which ENDESA and its subsidiaries centre their work is support for local co-operation projects to meet basic needs, that is, initiatives whose main goal is to resolve or develop some basic aspect necessary for the economic and social progress of the community at large or of a particular group. These activities are carried out both in communities with a low degree of development, and in more developed communities in which underprivileged groups or areas exist, or in those suffering from a lack of basic attention. • Fecsa Endesa. Catalonia, Spain. Participation in the TV3 Marathon to raise funds for medical investigation. Support for the Casc Antic and ARED foundations, which assist homeless people and help female ex-prisoners to re-enter the labour force, respectively. Funding for the Caravana Solidaria and the African Foundation for Medicine and Investigation, which help organisations working in different Barcelona neighbourhoods, such as the La Mina Cultural Centre and the Raval Solidari Association. • Sevillana Endesa. Andalusia and Badajoz, Spain. Aid for a range of associations and institutions that undertake initiatives to assist children with cancer, autism and Down’s Syndrome. • Unelco Endesa. Canary Islands, Spain. Support for the Asociación Nuevo Futuro and other non-profit organisations which carry out initiatives to benefit underprivileged people. Food and toy drive at Christmas with the Casa de Galicia and Yrichen and Adi Canarias. • Gesa Endesa. Baleares, Spain. Assistance to children through the Nazaret Foundation. • Enersis. Chile. Co-operation with the Hogar de Cristo and the Miguel Kast Foundation, institutions which assist needy people in Chile, and with the Las Rosas Foundation, which for the past 38 years has aided the underprivileged elderly. • Pehuén Foundation. Chile. Aid for individual situations, such as those related to the effects of snowstorms, guidance on requesting social and housing assistance, meeting the needs of social organisations, etc. • Chilectra. Chile. Co-operation with the Marathon of Life, whose aim is to raise awareness of the importance of the early detection of breast cancer, and with the Hogar de Cristo’s traditional Bread and Wine Supper. • Edesur. Argentina. Programme Co-operation With Children’s Cafeterias for children living in the needy zones of the company’s concession area. Campaign to “round up change,” through which clients can donate to Cáritas Argentina the change left over when they pay their bills in cash. • Emgesa and Betania. Colombia. Assistance with improvement of the Rural Schools of San José and El Paraíso, in improvement of the laboratory of the Pablo Neruda college and in construction of the San Antonio del Tequendama park. Support for teaching materials for the Hogares de Bienestar and improvement of the children’s play rooms and cafeterias in the town of Ubalá. Co-operation with towns, local governments, community boards and leaders in the areas in which the company operates through its programmes for Institutional Enhancement. • Edelnor. Perú. Programme Edelnor Cares for Your Health, which offers clients who have few financial resources the possibility of receiving free medical visits and informative chats relate to nutrition or reproductive health, etc. Since its creation in March 2005, until December 2006, the programme has seen more than 26,800 patients. The Aulas de Cómputo offer people with few economic resources the opportunity to take computer courses for free in two classrooms located at company facilities. More than 5,200 people have taken advantage of this programme since it started in 2004. • Edegel. Perú. Community Contingency Plan in the delta of the Tulumayo River, source for the Chimay power station, to provide a rapid response tool in the event of natural disasters in the area, which is home to 110 families. The Plan, developed in conjunction with local authorities, includes the promotion and distribution of prevention messages and tips on how to react in emergencies, classification of actions by type of risk and safety drills. Sustainability of Resettlement Project. Final stage of the Pacaybamba resettlement project, defined by sustainability criteria, for the 20 families in this community near the Tulumayo River, who were resettled in 2005 in a safe area. The company has held a range of educational seminars on basic health and sanitation, maintenance of drinking water and sanitation systems, fostering the possibility of joint management of these services with the community. In addition, the educational infrastructure has been improved and the company has contributed to the start of school activities. The initiative received the Sustainable Development Prize from the National Society of Mining, Oil and Energy, in the category of Projects for the Promotion of Local Development, Energy Sector. Continued in 2006 the programme Formación a Líderes Comunales (Training Community Leaders), an initiative carried out in communities near the hydroelectric stations of Callahuanca, Huinco and Matucana and consisting of per- 120 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

manent training for adolescents with leadership qualities at different educational institutions, as well as for mothers who are members of social organisations, on issues of risk prevention in emergencies, basic elements of electricity, citizens’ duties and rights, health and first aid, productive courses for income generation, environmental courses and motivation and leadership seminars. • Edegel. Perú. It carried out the Teia Da Vida project, a social technology course, and Grafitando con Arte, a painting programme for youth which takes place in substations and which in 2006 was centred on themes of sustainable development. • Ampla. Brazil. The Solar Heating Project, begun in 1998 to replace conventional water heating systems with solar systems at social institutions. In 2006, the Hogar Samaritano, the Asociación Hospital de Porciúncula, the children’s creche Pastorinha de Fátima, the Grupo de Apoyo al Menor and the Santa Casa de Misericordia for AIDS patients Sao Joao de Barra benefited from this programme. The Ampla Solidaria programme, which assists families from communities with a low degree of development. Beneficiaries receive information efficient energy use and their social rights, they are signed up for the Low Income Tariff and are advised on other assistance programmes. Project Community Events to support events planned by communities and institutions in the areas in which the company operates. Cofrecitos AFR (Asociación Fluminense de Rehabilitación) Donation Campaign, which raised funds for the maintenance of this charity organisation, which assists about 2,000 people who have physical and neurological disabilities. The company encouraged updating household electricity installations through the Energy Efficiency project, in cases in which homeowners do not have enough money to bring their electricity systems up to technical and safety standards. In 2006, 16,500 families benefited from this programme. Meanwhile, through the Superación Project, Ampla sponsors educational and cultural activities for families with an aim to raising awareness of efficient energy use, while through the Safe Energy programme, it educates clients in low-income communities on how to choose the safest and most efficient electricity materials to use when wiring their homes for electricity. The Ampla Exhibition of Innovation and Technology highlighted innovations and technologies developed and applied by the company in its business processes. It is held every two years in conjunction with the Universidade Federal Fluminense, Synapsys and other companies and entities. • Endesa Fortaleza. Brazil. Programme Fighting Poverty within the context of the International Meeting to Fight Poverty, which helped 240 people from different organisations, institutions and companies to work on building models and social projects to reduce poverty. Two projects geared to children: Natal, for the donation of toys to pupils of the Francisco Alves de Paiva School, and Education, for the renovation of the school’s electrical installations. • Endesa Cachoeira. Brazil. Saúde Project, which renovated the Cachoeira Dorada Dentistry Clinic, which sees 300 children and adolescents per month. Collaboration in the trainging of teachers of Novo de Goiás Institute in Cachoeira municipality and for the daily maintenance and working of the Institute. Sponsorship of the Youth and Family Meeting, to raise awareness against drugs, in which more than 10,000 people took part, and organisation of the Day of the Child Festival, which included rides and sporting events for 400 children and youth. This encouragement of sports was complemented by funds for the purchase of sporting goods and equipment. • Cien. Brazil. The company donated the old Villa ABB to the town of Garruchos for the site of the training centre of the Social Assistance Centre. The villa will be the House of Culture, handicrafts workshop, industrial arts school and municipal library. It also donated bed linens to the hospital of Sao Luiz Gonzaga, benefiting more than 3,000 children, built the stands and locker rooms of the Garruchos Municipal Stadium, and delivered sporting goods and equipment for the children and adolescents of the town. • Synapsis. Brazil. Campaigns Invierno sin Frío and Synapsis Solidario, a programme which collected seven tonnes of non-perishable food items for eight social institutions in Río de Janeiro and Ceará. Five social institutions benefited in 2006 from Ampla’s Solar Heating project in Brazil Sustainability Report 2006 121 endesa06

77,000 children benefited from the Christmas Campaigns run by ENDESA’s Latin American subsidiaries As part of efforts to meet basic needs, of special significance are the Christmas Campaigns carried out by the Latin American subsidiaries, or in which they take part, since they help to meet the needs of children from families who have few financial resources, and generate altruistic activity. • Enersis. Chile. Christmas Initiative for children, in which more than 55,000 children between the ages of five and 12 years and affiliated with institutions charged with assisting the at-risk population, took part in a Christmas party. • Endesa Chile. Chile. Support for the organisation of Christmas festivals in local communities, such as those benefiting the towns closest to the Bocamina power station. • Codensa. Colombia. Christmas Gift Drive, in which employees collected toys and other gifts for underprivileged groups in the Cundinamarca area, benefiting 1,400 children. Support for children’s and cultural celebrations in 86 towns, which benefited nearly 10,000 children and adults. • Edegel. Peru. Support for Christmas Festivals for more than 10,000 children and parents in 60 communities near the company’s generation plants, through the programme Christmas in Communities. Co-operation with the Education Ministry’s National Campaign for the Promotion of Reading, through a gift of books to each child. • Ampla. Brasil. Contribution to the Christmas ornamentation of the cities of Niteroi, Campos and Itaperuna. • Cien. Brazil. Donation of 400 Christmas hampers to poor families and more than 800 gifts for children 12 and under, a programme which benefited nearly 40 percent of the population in the local area in which the company operates. A special effort in rural electrification and public lighting projects in Latin America In keeping with the conviction that electricity service is a public service, ENDESA’s Latin American companies put special emphasis on electrification and public lighting. Other electrification and lighting projects carried out in Latin America in 2006 were the following: • Emgesa and Betania. Colombia. Cooperation for river transport and rural electrification in towns in the Guavio area. • Codensa. Colombia. Project to extend public lighting in 270 parks in Bogota. In 2006, this programme saw the installation of 1,489 sodium lamps and 931 cement and metallic lamp posts. The project Milk Cooling Tanks, which achieved technological upgrades through electrification of networks in areas of difficult access where small milk producers are located, to facilitate the connection of cooling tanks. The project directly benefited 200 people. As part of the Caravana de la Seguridad Eléctrica(Caravan for Electrical Safety), it examined the internal installations 122 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS RURAL ELECTRIFICATION IN LATIN AMERICA: ELECTRICITY FOR ALL In keeping with its commitment to extend access to electricity supply, ENDESA’s Latin American companies carry out programmes to bring electricity to communities in rural areas. Highlights of these efforts include the project in Brazil, Electricity for All, which was carried out by Ampla and Coelce in their respective concession areas. For the period 2006-2007, Ampla’s goal is to reach 6,500 clients in rural areas that have not been supplied until now, and it reached 2,669 people in 2006, with an investment of Euro 4.4million. Meanwhile, Coelce connected 24,258 clients to its network in 2006 thanks to 2,379 new kilometres of medium-tension lines and 1,879 kilometres of low-tension lines. The company invested Euro 4.9 million, while the rest of the necessary investment was subsidised by the federal and state governments. The Electricity for All programme in rural areas helps to speed meeting the targets set out in the regulator’s Universalisation Programme. In Colombia, Codensa invested Euro 855,327 in rural electrification projects that benefited 3,357 clients, while Edelnor in Peru spent 16,228 euros for electrification in Carquín Bajos, in the province of Huaura, which provided public lighting and electricity supply to 32 single-family homes. In Argentina, Edesur invested Euro 230,000 in 2006 to facilitate the supply of electricity to 99 rural clients in the province of Buenos Aires.

of villages, advising and correcting technical anomalies and encouraging the safe and efficient use of electricity • Edelnor. Peru. Edelnor worked with the Bishopric of El Callao to establish the Pachacutec Higher Institute of Technology, by providing electricity from the start of construction, support for the paperwork necessary to submit the project to the Ministry of Education, and outfitting workshops, laboratories and the library. It later electrified the construction site of the extension of the institute’s classrooms and sports fields. Sports Field Lighting Programme (Programa de Iluminación de Multicanchas) In 2006, 10 fields were lighted, joining the 15 lighted in 2005. Coelce in 2006 brought to 96 percent the share of homes that have electricity supply in its distribution area Another way to contribute to society is by making available the Company’s communication platforms, such as bills and other infrastructure, to assist the implementation of social programs that require wide distribution, or by making these platforms accessible to people with disabilities. • Chilectra. Chile. Assisted the Investigations Police in the search for missing children in Chile through publication of their photographs on electricity bills. • Edesur. Argentina. Search for missing children through publication of their photographs on electricity bills. This initiative saw 33 cases resolved favourably out of the 45 involved in the campaign. Rollout of the new initiative, INCUCAI “Donar es Vida”(Donating is Life), to raise awareness about the donation and transplant of organs, with the mailing of an information sheet to all of its residential clients. Signed an agreement with the Ministry of Health and Environment to support the Concurso Abandone y Gane (Give up and Win Contest) centred on the fight against tobacco use. The company distributed to its residential clients one million copies of an information sheet with an outline of the rules of the contest, which was designed to encourage smokers to give up the habit. • Ampla. Brazil. Through Ampla Vision the company makes available to all of its clients with serious visual handicaps a bill in Braille. Another group of social projects in which the Company takes part are focused on aid for community development, through investments in events and infrastructure that help to activate some relevant financial or social aspect of community life, or make possible the maintenance of projects of proven local interest. • ENDESA’s Corporative Headquarter. The Company is an official sponsor of the 32nd America’s Cup, based in Valencia. The organisation of this event is having a very positive impact on the city’s infrastructure improvement, job creation and international profile. In addition, the Company is one of the lead sponsors of Expo Zaragoza 2008, an event centred on the themes of water and sustainable development, which will make a major contribution towards promoting the city internationally. Sponsorship of the Fifth World Meeting of Families Valencia 2006. Cooperation with the organisation and development of the Seminar Soria 21 World Forum on Infrastructure and Sustainable Development. Participation in the Programme of the Association for Olympic Sports (ADO). • Fecsa Endesa. Catalonia, Spain. Sponsorship of Pirena, a sled dog race held in the Pyrenees. Ventures with the Círculo de Economía, Foment de Treball, the Barcelona Centre Financer Europeu and the Spanish Executives Association. • Gesa Endesa. Balearic Islands, Spain. Aid for Christmas festivals and San Sebastián Week. • ERZ Endesa. Aragón, Spain. Sponsorship of the Pirenarium theme park in the Pyrenees, and support for the Santa María de Albarracín and Zaragoza City of Knowledge foundations. Co-operation agreement with the Zaragoza Town Hall, and sponsorship of a variety of initiatives with the main town halls in the three Aragonese provinces. • Enersis. Chile. Assistance for organising the conference series Cycle for Regional Development to foster debate on economic, political and social issues. Donation of 4,000 books to libraries in communities located far from urban centres. Sponsorhip of the library and cultural activities in the Vitacura municipality. • Endesa Chile. Chile. Assistance in the construction of new homes in conjunction with a range of government bodies, as well as in infrastructure improvement in the town of San Pedro. Support for municipal employment plans in the commune of Quillota, road maintenance in the upper Biobío, donation of construction materials to community organisations in San Clemente, painting the Rosa Yáñez School in Coronel, repair of the roof of the Escuela Grumete Bolados, and construction of a pedestrian overpass in the town of Llanquén. Sustainability Report 2006 123 endesa06

Pehuén Foundation. Chile. To foster productive development, the foundation provided assistance with land enclosure, product marketing, garden preparation, construction of livestock sheds, planting of wheat and oats, animal husbandry, establishment of tourism infrastructure and the purchase of agricultural machinery, among other projects benefiting the pehuenche community. To provide infrastructure to this community, it assisted with opening roads, building drinking water systems and collecting water for irrigation. • Synapsis. Chile. Donation of 80 computers to the Todo Chilenter Foundation, which has distributed more than 7,000 computers to more than 1,500 social organisations and schools that do not have easy access to new technologies. • Edesur. Argentina. Paper recycling programme through the Hospital de Pediatría Dr. Juan Garrahan Foundation. • Codensa. Colombia. Sponsorship of the Solidarity Trek for Colombia and the Fight Against Cancer Day. Start of the Trapiches project, in Gualivá , which upgrades the technological process for producing cane sugar, by replacing diesel motors with electric ones. This project has benefited 350 families. • Coelce. Brazil. The projects Cinema in the Plaza, which brings the cinema to an audience that normally has difficulty visiting conventional cinemas, and Redescubriendo los 80 años de Povo Cearense, to digitalise documents in the collection of the newspaper O Povo from 1928-2005. As part of efforts to promote reading among children and adolescents who have few resources, the company distributed 1,800 books in six communities and contributed to the Casa do Conto, a project to raise awareness among children and adults of the pleasure of reading. • Ampla. Brazil. The company participated in the Agriculture Fair, in the state of Rio de Janeiro, to promote the safe and efficient use of energy. It also took part in the 39th Agriculture, Industrial and Trade Fair, during which attendees donated more than 100 tonnes of non-perishable food. It participated in the Macaé Book Biennal, which in 2006 had more than 50,000 visitors, most of them students. Ampla sponsored the event’s children’s activities, which consisted of theatre pieces, storytellers and musical performances. The company also took part in the First Reading Salon in Niteroi, which had 15,000 visitors in its five-day duration. The goal is to foster reading through the organisation of conferences, chats, round tables, meetings with authors, workshops and institutional stands. A presence at the International Literary Festival in Paraty, which organises appearances by authors of national and international prestige, as well as musical performances. Ampla’s stand featured attractions for children. • Endesa Fortaleza. Brasil. Donation of material for the renovation of the local parish church of Sao Luiz Gonzaga, sponsorship of the renovation of the headquarters of the Ceará Philharmonica Orchestra and a contribution to the project Power Future 2006, an exhibition of Brazil’s alternative energies. Organization of the Children’s Day for 75 schoolboys. • Synapsis. Brazil. Synapsis joined the job creation programme of the Ceará government, for which it received the Open Doors Seal. This project fosters entry into the workforce of people with difficult access to the job market, as is the case with young people between the ages of 16 and 24 years old, people over the age of 40, and disabled people. Synapsis Brazil opened the Eusébio Centre for Social Inclusion, located at company headquarters, which houses the Project for Educational Insertion, which is comprised of classes led by company employees in computers, services, etc. • Emgesa y Betania. Colombia. Betania supported the Bambuco Folkclore Festival, the San Juanero Festival, the Celebration of the Campesino, the fishermen’s project at the Betania reservoir in the town of Hobo and the activities of a range of local sports groups. Emgesa contributed to Christmas lighting in towns in its area of distribution and developed the Festival de la Luz Municipio (Festival of Light) of El Colegio, the Festival Nacional Náutico del Guavio (Guavio National Nautical Festival) in the town of Gachalá, the Semana Cultural y Ambiental (Cultural and Environmental Week) in the town of Ubalá, the Festival de Teatro y Encuentro de Pintores (Theatre Festival and Painters Meeting), and the Festival y Reinado de la Mora. • Codensa. Colombia. Support for activities run by the Formemos Foundation, the Colombian Integral Rehabilitation Centre, the Salamana University Cultural Centre, the Colombian Red Cross, the Integrarte Foundation, the Chiminigagua Cultural Foundation, the Spanish Charitable Society and the Laetitia Association Sponsorship of the Gastronomy Festival Alimentarte, the International Cinema Festival, the International Theatre Festival, the Gastronomy Festival of Culture in Popayan, the Bogota International Half Marathon 2006 and the National and International Artistic Popular Culture Festival. • Coelce. Brasil. Support a range of traditional festivals, local celebrations and cultural events: Fortaleza Dance Festival, Guaramiranga Theatre Festival, Brazilian Transcendental Theatre Festival, Special Programme 96 Years of José de Alencar Theatre, Cinema Festival Ceará, Pacoti Cinema and Video Festivai,Latin American Custa Metragem de Canoa Quebrada Festival, Brazilian University Audiovisual Festival,Music Fair 2006, Verão Vida e Arte Music Festival, Eleazar de Carvalho Music Festival, el Guaramiranga Jazz and Blues Festival, Fortal 2006, Festa Junina 2006 Cultural Project , São João de Maracanaú Festival, Mundo UNIFOR, San José y la Pasión de Cristo de Pacatuba Fiesta. 124 Sustainability Report 2006 ENDESA’S

• Endesa Fortaleza. Brazil. The company took part in Saint Peter’s Day, an event organised by the community of fishermen in Pecém which aims to protect the area’s culture. Held the First In-house Digital Photography Contest, in which contestants portrayed the cultural, geographic and socioeconomic aspects of the areas of the country in which ENDESA has a presence. • Cien. Brazil. The company sponsored the 30th year of the Book Fair in the city of Sao Luis Gonzaga, to promote reading and facilitate a dialogue between authors and readers, and assisted the Children and Youth Book Fair, to facilitate access to reading material. In the framework of the Day of the Child and Day of the Citizen, Endesa Cien organised shows and musicals for 2,000 children, and with the project Christmas Light of the Missions it contributed to the decoration of streets and plazas in Sao Luiz Gonzaga. Another useful tool for the benefit of communities are programmes for development through sports at all levels, from basic sports, which promote integration and offer healthy leisure alternatives for children and youth, avoiding situations of social risk, to sporting practices, infrastructures and events that facilitate social cohesion. • Endesa Foundation. In the framework of co-operation on projects in the Spanish communities in which it operates, in 2006 the Company granted funds to the Andorra Town Hall (Teruel) and the Town Hall of Mequinenza (Zaragoza), for the final phases of refurbishment of their municipal swimming pools. • Unelco Endesa. Canary Islands, Spain. Support for the top basketball clubs in Gran Canaria and Tenerife, the Club PatÃ-n Tenerife and Canary Island wrestling clubs. • Gesa Endesa. Balearic Islands, Spain. Sponsorship of basketball clubs at Inca and Alcudia, and assistance for the Majorcan expedition to the summit of Mt. Everest, whose success was widely followed by the people of the islands. • ERZ Endesa. Aragon, Spain. Sponsorship of a range of sporting clubs in the region, Real Zaragoza football team among them. • Chilectra. Chile. Organisation of the Fifth Chilectra Beat Drugs (Gánale a la Droga) Cup, whose goal was encouraging sports among young people. More than 5,000 boys and girls of between 12 and 15 years of age took part. Sponsorship of the Escúchame Foundation’s Golf Tournament. • Ampla. Brazil. Held the Ampla Cup, which, apart from encouraging sports involvement, aims to foster social inclusion and boost participants’ self esteem. 01.5. EDUCATIONAL INITIATIVES ENDESA works with universities through agreements to allow the development of educational activities of a very diverse nature, from the organisation of courses, to the encouragement of economic, social and technological studies. • Endesa Foundation. The Prince of Asturias Chair at Georgetown University in the US was created in 1999 with the sponsorship of the Endesa Foundation, and is part of the university’s Centre for European Studies. The Chair offers classes in Spanish political science, administrative studies and history, economics, sociology and humanities, and contributes significantly to the spread of Spanish culture in the United States. In the 2006-2007 school year, the Chair is held by Professor Xavier Coller, with courses relating to nationalisms in the 21st century, organisations and society in the age of globalisation, and politics and regionalism in Spain. Meanwhile, a meeting of academic experts will be held to analyse Spain’s transition to democracy and a project will continue on the study of autonomous political elites in democratic Spain (1980-2005). • Fecsa Endesa. Catalonia, Spain. Financing of the Victoriano Muñoz Chair at the Catalonia Polytechnic University and agreement with the University of Gerona to develop programmes for research and investigation. • Sevillana Endesa. Andalusia and Badajoz, Spain. Cooperation with several Andalusian universities, such as summer courses at the University of AlmerÃ-a, projects at the Pablo Olavide University in Seville and publishing of the University of Cádiz’s REM Report. • Unelco Endesa. Canary Islands, Spain. Sponsorship of grants for postgraduate students, “Innova” grants through the University Foundation of Las Palmas and programs at the University of La Laguna, the UNED, the La Gomera Summer University and the Environmental University of La Palma. • ERZ Endesa. Aragon, Spain. Co-operation with the University of Zaragoza, the Menéndez Pelayo International University and the Royal Institute for European Studies at Jaca. Sponsorship of the Mequinenza Mining Conference, the National Protocol Conference held in Zaragoza, the Education Inspectors Conference in AlbarracÃ-n, the Social Security Administration Inspectors Conference and the Network of Schools Associated with UNESCO. Sustainability Report 2006 125 endesa06 Euro 3 million invested in education in 2006 More than 30 agreements signed with universities in Spain

• Enersis. Chile. Enersis, Endesa Chile and Chilectra signed an agreement with the University of Chile’s Department of Economic and Administration Sciences to provide three grants for academic excellence to students and professors in the fields of engineering, marketing and auditing. Sponsorship of a seminar on Corporate Social Responsibility organised by Acción RSE, known as Chile emprende, Chile aprende ¿Chile prende con el desarrollo sustentable?, which was attended by 600 university students from several Chilean universities. • Endesa Chile. Chile. Co-operation with a number of Chilean universities, such as the Pontificia Universidad Católica and the University of Chile, through agreements for the granting of scholarships, establishment of laboratories and other educational activities. • Edegel. Peru. Project for the Improvement of Cattle in Yuracmayo, which facilitated training for local livestock breeders at the Universidad Agraria La Molina Foundation for Agrarian Development’s Rural Livestock School. The local livestock breeders will be responsible for communicating what they learn to other livestock breeders. The project will end in 2007 with improvements to the community’s pasturelands. ENDESA and its subsidiaries carry out educational projects in areas related to energy, primarily the following issues: • Efficient use of energy. • Safe use of electricity. • Electricity: HT/LT principles, equipment. • Generation and distribution of electricity. • Distribution of gas. • Renewable energies. • Quality of energy supply. • Customer service. • ENDESA’s Corporative Headquarter. Endesa Energy School, ENDESA’s corporate university, is a project for knowledge management and the encouragement of technological innovation. Some of its activities are linked to activities of a social interest nature. For example, it establishes agreements with universities and other knowledge centres, promotes scholarship programmes, university chairs, etc., as well as agreements with Autonomous Community governments to encourage research and development. It currently has agreements with 30 Spanish and foreign universities. Endesa Energy School also sponsors the Company’s Emeritus Faculty, which facilitates participation in training activities to ENDESA technology experts who are at the pre-retirement or retirement stage, along with the Novare technological investigation prize, for the international scientific community. • Fecsa Endesa. Catalonia, Spain. Fecsa Endesa has at its hub in Barcelona a permanent centre, called Espai FECSA, dedicated to the world of electricity, which was visited in 2006 by more than 6,000 students. Since it was founded in 1994, the total number of visitors to Espai Fecsa is estimated at more than 300,000 people. Visitors are offered the programme “Tot un món de’energia”, with which it aims to increase knowledge of the essential elements of scientific and technological development in the energy industry, energy’s contribution to social and personal progress, and its scientific-technical, social, environmental aspects, as well as those related to its industrial heritage. More than 15,000 people took part in these educational programmes in 2006. In addition, in 2006 it published the book “Electricity in Catalonia,” and took part in Energy Week activities, directed toward middle and upper school students, organised by the Catalonian Energy Institute. • Gesa Endesa. Balearic Islands, Spain. The company headquarters has a permanent exhibition on the world of electricity, which was visited by 1,700 students in 2006. • ERZ Endesa. Aragon, Spain. In October 2006, it opened a training centre at its corporate offices, focusing on electricity and its efficient use, geared mainly to schoolchildren and university students. It is estimated that during its first full year of existence, the centre will be visited by more than 4,000 students. The company also continued its work with the Aragon government’s initiative The Energy Route. • Enersis. Chile. Developed the website of the Electric Energy Information Centre (CIEL), which is designed for children and youth who wish to gain information about electricity, in accordance with content established by the Education Ministry. • Chilectra. Chile. Among activities carried out by the Chilectra Activa Foundation, a highlight was the “Volantín Seguro 2006” (“Safe Kite 2006”) campaign, to help children playing with kites minimise the risk of electrocution. The company also signed an agreement with the Mirador Interactive Museum to carry out a number of joint projects, including the creation of a room with an electricity and energy theme; training for teachers on this issue; distribution of content about the good use of electricity, and the production of educational materials. • Edesur. Argentina. Edesur carried out three activities to raise awareness of the efficient and rational use of electricity: El Viaje de la Energía (Energy’s Trip), which the Argentine Ministry of Education deemed of National Education Interest, Edesur por los chicos (Edesur for Kids), an educational campaign for preschool children, which has been declared to be of Municipal Interest by the municipal governments of Buenos Aires Province and which includes the Espacio de Juegos Edesur (Edesur Games Space), and an institutional campaign for efficient use of energy and energy conservation. 126 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

The company developed in conjunction with the Area of Primary Education of the Secretary of Education of the Government of Buenos Aires the Programa de Pintura de Murales en Subestaciones (Mural Painting in Substations Programme), which gives primary school students the opportunity to develop the mural technique while improving the city’s urban environment. • Codensa. Colombia. Continued its Campaign for the Prevention of Electrocution, in the neighbourhoods of cities and towns in Cundinamarca. More than 31,000 people attended educational talks on this issue. Also in education, the company launched the programme Días de Vuelo(Days of Flight),whose main aim is to get children who play with kites to do so safely. As part of this campaign, 20,000 kites were distributed. Kite flying-related electricity line incidents in summer 2006 had dropped by 40.8% from the same period in 2005. In 2006, about 30,000 people, both children and adults, attended these programmes’ events, as well as conferences on the same theme. Another two programmes for the rational and efficient use of energy were the Caravans for- Loyalty and Recognition; and energy days for children. In 2006, about 30,000 people, both children and adults, attended these programmes’ events, as well as conferences on the same themes In this same area, the Paseo de la Electricidad (Electricity Walk) was visited by more than 11,000 people, mainly children between the ages of 7 and 12 years from schools in Bogota and Cundinamarca. • Coelce. Brazil. Carried out the project Coelce in the Schools, which consists of training public school teachers to communicate to their pupils concepts relating to the rational use of electricity, accident prevention and environmental conservation. In 2006, it started the project Routes of Knowledge, whose main goal is to provide continued education on efficient electricity use to low-income communities. • Ampla. Brazil. The company carries out the projects Guardians of Energy and Connected Youth, which aim to make children and young students aware of the importance of safe and efficient electricity use. It also sponsors Community Chats to encourage efficient energy use among adults. The Ampla Lecture Workshop is a programme which aims to foster citizen awareness starting from reflections on identity, ethics, violence, petty crime, piracy, environmental education an efficient energy use. Directly or indirectly, 250,000 students, 13,000 teachers and 518 schools have benefited from the programme to date. More than 83,000 people, both children and adults, trained in issues related to energy in 2006 Another group of educational activities carried out in Latin America is focused on low-income youth and adults, with the goal of providing them with professional training that will allow them to enter the job market. • Ampla. Brazil. Young Apprentice Electricians is an initiative meant to provide opportunities for professional training to young people from low-income communities. The course, which lasts 12 months, trains young people as electricians through theoretical and practical classes. First Job is an Ampla programme offering job opportunities to young people with few professional qualifications. Participants receive preparatory training to aid in their success during hiring processes. Following this phase, those selected join several company departments where they receive specialised training. • Cien. Brazil. Sponsors a Basic Electricity Course of professional training for young people with few economic resources, and the project Cook Brazil, which trains members of local communities in the rational, economical and sustainable use of food. ENDESA’s Latin American subsidiaries carry out programmes for general training and co-operation with the educational system through the distribution of manuals, research texts and an array of school materials. • Gesa Endesa. Balearic Islands, Spain. Financed the 20th edition of the Balearic Islands Ornithology Report, as well as publication of a facsimile of the first edition of the report, which had been sold out since it was published in 1986. • Endesa Chile. Chile. The programme Energy for Education, which is co-sponsored by the Chilean Ministry of Education, includes in its pilot plan aid for seven schools near the same number of company power stations (the schools Grumete Bolados, Paranal, Valle de Quillota, Paso Nevado, Mirrihue, Callaqui y Rosa Medel) creating in this manner a coordinated network of educational centres.The programme’s main activities are improvement in the educational infrastructure related to safety; donations of textbooks and research texts to complement teaching efforts; talks on electricity generation, safety and the environment; improvement in the quality of education through projects geared to teachers and parents’ centres, which includes teacher training through an agreement with the Universidad Diego Portales School of Education; the performance of theatrical works and visits to power stations. In addition, each power station has educational activities of its own, such as scholarships, donation of computers, support for internships, contributions to a range of academic activities, etc. Sustainability Report 2006 127 endesa06

• Pehuén Foundation. Chile. Carries out support activities in the school environment, such as research grants, donation of school uniforms and assigning monitors to support preschool education. • Edesur. Argentina. Carries out the programme Relationships with the Educational Community with the goal of fostering links with educational institutions related to its business and to carry out training activities and improvement students’ employability through paid programmes and internships. • Emgesa and Betania. Colombia. Emgesa and Betania provide training in Corporate Social Responsibility, in their respective areas, to public servants, members of town councils and NGO leaders in six towns. • Edegel. Peru. The project Matemáticas para Todos (Mathematics for All), which consists of the writing and publishing of mathematics books designed for students with lower IQs.The project is complemented by a learning road map, training workshops and videos for teachers about this new learning methodology. The Edegel Educates project consists of training workshops for teachers who coordinate courses on tutoring and school discipline, with the goal of providing know-how and methodological tools to encourage healthy lifestyles among schoolchildren. This initiative benefits 5,000 schoolchildren at 28 educational institutions near the company’s facilities. The project is carried out through an agreement with the Education Ministry and the United Nations Office for the fight against drugs. • Endesa Cachoeira. Brazil. Assistance in training teachers at the Instituto Novo Goiás de Cachoeira, for the centre’s daily maintenance and functioning, and environmental education programmes. Promotion of several social and cultural projects for the Cachoeira Dourada de Goiás and Cachoeira Dourada de Minas communities, focused mainly on education issues. 01.6. CULTURAL INITIATIVES The main positive impacts of the cultural development programmes and initiatives in which ENDESA and its subsidiaries participate are: • Fostering elements of cultural identity in local communities (language, customs, history). • Support for studies or research into history in general or some specific past or present matter of relevance to these communities (documentation on historical or cultural landmarks, academic projects, maintaining industrial-archaeology sites, etc.). • Assistance for social groups focusing on the defence or conservation of the community’s cultural heritage. • Setting up or encouraging prizes for cultural initiatives at a national or local level, and other programmes and platforms that enhance culture. • Sponsoring cultural and artistic events of interest for the community. • Endesa Foundation. The company co-operates in the Spanish areas in which it has its operations, sponsoring the following: the “Vortices” exhibition of works by the painter Xesús Vázquez, at the offices of the Provincial Government of Teruel; the issue of Turia magazine dedicated to Juan Ramón Jiménez; Law Department seminar at the University of Zaragoza, in conjunction with the Santa María de Albarracín Foundation; summer courses at the University of Teruel; and concerts for the XXVIII Music Week in the same city; Literary Encounters 2006, organised by the Santa María de Albarracín Foundation. In addition, in 2006 it awarded a scholarship geared to professors of Spanish for a doctoral thesis at the Centre for Brazilian Studies at the University of Salamance, and two scholarships for Moroccan students at the Carlos III University in Madrid. It sponsored, in conjunction with the Chilean Embassy, a spring concert and the Andrés Bello Chair at the University of Salamanca; magazine of the Chilean Institute for Hispanic Culture; VI Training Course for Iberoamerican Editors of the Iberoamerican Society for Friends of the Book and Publishing; Spanish courses at the Cervantes Institute at the University of Tangiers. Meanwhile, it has agreements on cultural initiatives for the following purposes: Endesa Cultural Heritage Grants through an agreement with the Culture Ministry; review of Americanisms in the Diccionario de la Real Academia 128 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS More than Euro 6 million invested in cultural initiatives More than 73 monuments lighted in 2006

Española through an agreement with the Pro Real Academia Española Foundation; Endesa Scholarships for highlevel study in Theology and Canonical Law at the Salamanca Pontifical University, and Masters degree specialising in Hispanic Language with the Carolina Foundation. • Fecsa Endesa. Catalonia, Spain. Funding for the Liceu Theatre Foundation, the Catalonia National Theatre, the Ampurdan Chamber Orchestra and the Philharmonic of Catalonia. It has likewise provided sponsorships at a local level, such as the Week of the Book in Catalán in several towns. • Sevillana Endesa. Andalusia and Badajoz, Spain. Cooperation programme 2006-2007, in conjunction with the Seville Culture and Arts Institute (ICAS) and sponsorship of the Mérida Classical Theatre Festival. • Sevillana Endesa Foundation. Andalusia and Badajoz, Spain. Assistance with the organisation of the Second Music Course for students at the Cortijo de Frías (Cabra- Córdoba), with the Cuatro Cuerdas Foundation in Madrid; the Second Seville Biannual Contemporary Art Fair, and the new edition of the Sevillana Endesa Foundation Painting Prize , within the 55th Autumn Art Exhibition organised by the Real Academia de Bellas Artes de Santa Isabel de Hungría in Seville. • Unelco Endesa. Canary Islands, Spain. Sponsorship of the 22nd Canary Islands Festival of Music; cultural activities and traditions of long standing in the islands, such as Carnival festivities; Festivals of the Virgen del Pino, World Press Photo exhibition in the Gabinete Literario in Las Palmas; Encuentros en la luz y el color, the 10th Rapid Painting Contest in Las Palmas de Gran Canaria; the Canary Islands’ 2º Professional Commercial Direction and Marketing Conference; Candelaria Town Festival; the Gran Enciclopedia Escolar in the Canary Islands; the Canary phase of the Spanish Biology Olympics, the Lyrical Suppers in Tenerife and the Wagnerian Music Programme, organised by the Gabinete Literario de Las Palmas. • Gesa Endesa. Balearic Islands, Spain. Sponsorship of the annual exhibit of the nativity crèche of the Clarisas Capuchinas convent, which in 2006 was dedicated to La artesanía, un tesoro etnográfico en el convento, as well as Summer Concerts at the Bellver Castle. • Enersis. Chile. Sponsorship of an exhibition by painter Matías Movillo, Pintura Injustificada, in the Isabel Aninat Gallery in Santiago de Chile, as well as broadcasts of the programme Panorama Cultural on Radio Beethoven. • Endesa Chile. Chile. Funding for a number of towns to hold cultural events (festivals, commune anniversaries, cultural gatherings, etc.), generally in the summer months, which helps to foster cultural and tourism development in these areas. A highlight of 2006 was the opening of the Plaza and Museum Project in Villa Ralco, in Alto Biobío, together with the Pehuén Foundation and the town council, whose goal is to be a nexus for preserving and raising awareness of the history, culture and traditions of the indigenous community. • Pehuén Foundation. Chile. Initiatives for enhancing indigenous identity through holding cultural celebrations and organising festivals and other collective events. • Chilectra. Chile. Sponsorship for the fourth consecutive year of the Santiago International Book Fair, with more than 200,000 visitors in 2006, and publication of the book “Luces de Modernidad” (“Lights of Modernity”), highlighting the biggest milestones experienced by Chilean society, especially its modernisation process. • Edesur. Argentina. Through the programme Edesur and Culture, it provides space for a variety of artistic expression in its commercial offices, as well as using this programme for the integration of disabled people, in conjunction with CONADIS (National Advisory Commission on the Integration of Disabled People). It also sponsored the 23rd edition of the Casa FOA Exposición de Arquitectura, Diseño y Paisajismo , one of Latin America’s most prestigious design fairs, in which funds were collected for research and teaching at the Argentine Ophthalmology Foundation. • Edegel. Peru. Edegel published books in the Monumental Amazonica collection, which reflect the significant historical riches of this region, through an agreement with the Centro de Estudios Teológicos de la Amazonía (Ceta). • Coelce. Brazil. The company supports Ceará Bienneal Dance Fair, Encuentro de las Culturas in Povo Jaguaribano, Festival de Versos, Violas y Repentes, and Brazilian Ancient Music Exhibition. Sponsorship of the Eleazar de Carvalho Chamber Orchestra and an array of photographic and audiovisual projects: Carnaúba, Tree of Life - presentation of a photographic work on the carnauba tree, known as the tree of life and symbol of the local culture -, Retrato Popular, Quem Somos Nós, A Palabra, o Tempo e o Poeta - documentary on Ubiratan Aguiar -, the film Minerva é Nome de Mulher, the documentary Jáder Carvalho - on the life of Jáder de Carvalho, and the film Restos de Deus entre os Dentes. Assistance for the publishing of literary works (“Artesanato em Cor”, Virtual Library of Rare Works, “Cangaceiros”, “Os Contadores de Causos”, “Pesamentos Brasileiros-Clássicos Cearenses”, “Viçosa do Ceará”), and musical works (Arte a Quatro, CD Pre-9 A Era do Rádio,and and Ceará Natal de Luz). • Ampla. Brazil. Continuing the Ampla Choir, made up of company employees, and participation in the production of 31 Minutes, the Movie, a puppet-based comedy film meant to promote social values. Sustainability Report 2006 129 endesa06

One way to bolster the cultural identity of the communities in which it operates, enhance their artistic heritage, help to make civic life more dynamic and foster their appeal for tourists is by lighting historic monuments, both in Spain and Latin America, an activity which is also closely linked to the best knowhow of ENDESA and its subsidiaries. • Endesa Foundation. Lighting historic and artistic monuments is one of the goals of the Endesa Foundation, as outlined in its bylaws. In 2006 it sponsored spotlighting and other illumination needs of the following monuments: Monastery of Santa María de Valbuena (Valladolid); second floor of the Tránsito de Estudios at Salamanca Pontifical University; Gabinete Literario in Las Palmas, Canary Islands; hermitage and two traditional storehouses in Carnota (La Coruña); cloister of the Cathedral of Ciudad Rodrigo (Salamanca); Government Palace of the Republic in Lima (Peru); Castle of Loarre (Huesca); two altarpieces at the Virgen del Puerto in Madrid; Cathedral of “La Seu Vella” (Lerida); four facades and hall of the Lost Steps in the Congress of the Republic of Peru; several monuments in the Merindad of Aguilar de Campoo (Palencia); patio of the Convent of Santa Clara in Palma de Majorca; hermitage of the Pilar and Castillete Minero in San Juan in Andorra (Teruel); church in Calaceite (Teruel); temple of the village of Híjar (Teruel) and church of Santa María de la Evangelizzazione in Rome. The Endesa Foundation has signed several agreements with the Spanish Episcopal Conference and the Episcopal conferences of Colombia, Chile and Peru to carry out these activities. In 2006, the following lighting projects were carried out as part of these agreements: - In Colombia, the church of Sopó, the Cathedral of Sa Pedro Cali, the Cathedral of Santa Marta, the Cathedral of the Inmaculada in Armenia, the Cathedral of Tunja and the Cathedral of Zipaquirá. - In Chile, the Parish Church of San Agustín in Concepción, the Cathedral Castrense in Santiago, the crypt of the Cathedral of Santiago, the Cathedral of Los Angeles, the Parish Church of Pucón in Villarrica and the Virgen de las Rosas temple in Santiago. The governing board of the Endesa Foundation, during its March 2006 meeting, approved renewing the agreements for five years, which means they will be extended to the period 2007-2011. Finally, as part of agreements signed with other institutions, the Endesa Foundation in 2006 sponsored lighting of the Monastery of Montserrat in Barcelona, as well as the Citadel and Emblem at Agadir in Morocco. • Sevillana Endesa Foundation. Andalusia and Badajoz, Spain. The company in 2006 carried out the artistic lighting of the interior of the Church of Santa María la Blanca in Los Palacios and Villafranca (Seville), the second phase of the interior of the Church of San Juan Bautista in Écija (Seville), the interior of the chapel of Los Ángeles de la Hermandad de los Negritos in Seville, the interior of the Jesús Obrero Church in Seville, the exterior of the Palace of the Alpériz in Dos Hermanas (Seville), the exterior of the Church of Santa María de Alcaudete (Jaén), the exterior of the Hermitage of la Virgen de La Peña de Puebla de Guzmán (Huelva), the interior of the Sanctuary of Ntra. Sra. de las Montañas in Villamartín (Cádiz), the exterior of the Church of San Juan Bautista in Coín(Malaga), the walls of Llerena (Badajoz), the exterior of the Casa Museo de los Ingleses in Punta Umbría (Huelva), the exterior of the Inmaculada Concepción Church in Adra (Almería), the Reales Atarazanas in Seville on the occasion of the San Telmo Foundation’s 25th anniversary, the first phase of the interior of the Church of the Monasterio de San Leandro in Seville, and the second phase of the Church del Salvador in Seville. • Gesa Endesa. Balearic Islands, Spain. The Company lighted the ceramic murals made by Miquel Barceló for the Palma Cathedral, along with the church of Can Picafort, in the town of Santa Margarita. • Enersis. Chile. In the area of culture, Enersis continued its programme Lighting Monuments in the World’s South, in conjunction with the ENDESA Foundation, Endesa Chile and Chilectra. Highlights of lighting projects in 2006 include: the Palacio de la Moneda Cultural Centre, the crypt of the Cathedral of Santiago, the Church of San Agustín de Concepción, the Valparaíso Naval Museum, the Cathedral of Los Ángeles, the Cultural Centre and Cross of Los Ángeles, the Santiago Evangelical Cathedral, the Monastery of Santa Clara de Pucón, the Castrense Cathedral and the Virgen de las Rosas in Santiago. • Endesa Foundation. Colombia. Continued rolling out its programme for lighting temples and monuments as part of an agreement signed by Codensa, Emgesa and the ENDESA Foundation with the Colombian Episcopal Conference in 2001. In 2006, the company carried out lighting of the Santa Marta Cathedral Basilica, the Cali San Pedro Apóstol Catedral, the Cathedral of Divino Salvador in Sopó and the Cathedral of Santiago Apóstol in Tunja, as well as the Museum of Contemporary Art. • Edelnor. Peru. The programme Hacer Luz (Make Light), an initiative with two sub-programmes. The first is known as Iluminando Nuestra Fe (Illuminating Our Faith) and its goal is the artistic lighting of the country’s biggest churches and cathedrals; the second is focused on civil monuments. Between the two programmes, a total of 17 monuments were lighted in 2006. • Edegel. Peru. Edegel has an agreement with the country’s Episcopal Conference for a programme for lighting churches and historic monuments. Along with other ENDESA companies in Peru and the Endesa Foundation, this programme in 2006 made it possible to update the lighting of the Congress, and a lighting system was installed at the Andahuaylillas Church in Cuzco, one of the Inca city’s most important monuments. • Ampla. Brasil. Lighting the Niteroi ContemporaryArt Museum. 130 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

More than 73 civil and religious monuments lighted in 2006 ENDESA carries out other initiatives for the promotion and conservation of heritage which are not limited exclusively to lighting buildings. • Endesa Foundation. The Endesa Foundation contributes funds for the restoration, classification and exhibition of machinery, equipment, parts, models, documents and photographs from dismantled facilities and work centres belonging to ENDESA which form part of its cultural heritage. Highlights of 2006 include: - In Andalusia, dismantling and collection of a generator and other old equipment from the Empalme Substation in Seville, as well as electricity line projects at the companies Lojeña de Electricidad and Eléctrica del Litoral, and diverse material from the warehouse at Vélez-Málaga. In addition, an exhibition was organised with material from the Historic Fund in the context of the Technical Seminars on Energy in Badajoz. - In Aragon, start of the collection of documentation and pieces for the exhibition, “Aquaria,” set for the Zaragoza Expo in 2008. - In Catalonia, restoration of: eight cuadros de pizarra and control instruments from the hydroelectric station of Clades (Lerida) and their later placement at the Maragall station (Barcelona); three transformers destined for the same station; two cubiertas de excitatriz from the thermal station at Badalona and a transformer for the Museu de L’Aigua in Lerida, and an electricity group composed of a turbine, alternator and regulator. Additionally, the Company recovered and selected documents from the Fecsa Endesa archive. It participated in the presentation of installations at the Museu de l’Aigua in Lerida. - In the Balearic Islands, collection of material from sites and warehouses of Son Molinas and in those of the Station III, as well as recovery of cinematographic documents in the Social Building’s offices, including footage of construction of the thermal station at Alcudia I, which date from 1956 and 1962. A variety of photographic reports were also created to provide documentation on facilities under renovation or demolition, as well as on projects to dismantle stations. Finally, the company took part in the II Industrial Heritage conference, bringing equipment from the Historic Fund to the fairs of Alcudia, Mahon and Ibiza, and sponsored the books “A Century of Electricity in Inca. 1905- 2005,” “First Industrial Heritage Conference. Communications” and “Spirituality and Daily Life at the Monastery of Santa Clara. City of Majorca, XIII-XV Centuries.” • Unelco Endesa. Canary Islands, Spain. Reconstruction of the headquarters of the Tenerife Bishopric following a fire. Unelco Endesa sponsored publication of the volume “La Palma and its villages,” with comprehensive information about this island at the western end of the archipelago. • Edelnor. Peru. Recovery and publishing of the old Pregones de Lima, compositions which are closely linked to the city’s history. The ENDESA Foundation unlocks value in electricity facilities that are out of commission and constitute the Company’s historicindustrial heritage ENDESA likewise supports the organisation of congresses and forums which contribute to the study and transmission of culture. • ENDESA’s Corporative Headquarter. Sponsored an array of conferences and programmes, such as the XVII Internal Seminar on Central Europe by the Association of European Journalists, or the First Job Programme of the Madrid Press Association, literary works, “Spain from Route to Route,” “The Right to Energy,” etc. -documentaries on issues related to sustainable development- the Globalisation 21st Century -and art exhibitions- Síntesis. -15 Years of Endesa Scholarships carried out by the Arte Viva Europa Foundation-. • ERZ Endesa. Aragon, Spain. Among cultural initiatives, worthy of mention was support for the Marketing Club, participation in the Aquaria Exhibition, and the presence, for another year, in the Energy Forum Power Expo 2006. 01.7. SOCIO-ENVIRONMENTAL INITIATIVES ENDESA’s socio-environmental initiatives include activities geared to raising communities’ awareness and values linked to protection of the natural environment. They do not include activities directly related to protection of the natural environment, which ENDESA and its subsidiaries carry out in the framework of the daily management of their industrial activities. Sustainability Report 2006 131 endesa06 More than Euro 2 million invested in socio-environmental initiatives 17 rural schools in Colombia in the programme for environmental awareness

• Unelco Endesa. Canary Islands, Spain. Phase I of the Campaign for Environmental Education in schools on Gran Canaria and Tenerife, in which 8,000 students in the third cycle of primary school learned about the most efficient ways of using electric energy in their homes to avoid damage to the environment. Cooperation with the government of Palma on the Island Environmental Fair. Sponsorship of the Environment and Sustainability Days organised by the Sociedad Económica de Amigos del País of Las Palmas. • Emgesa and Betania. Colombia. Environmental awareness programme in 17 rural schools. In addition, Emgesa has a programme designed for students in grades four through 11 and Betania sponsors the Town Environmental Leaders as Multiplying Agents for Green Markets for students and municipal and environmental authorities. • Ampla. Brazil. Organised Tree Day, through which Ampla distributed 4,000 seeds of species native to the Atlantic rainforest to all company employees, as well as to students from three schools, along with a pamphlet containing information on ecology and the environment, as well as advice on planting and environmental conservation. With Energy from a Can, Ampla offered clients the chance to exchange aluminium cans and bottles for discounts on their electricity bills. Part of the amount collected was donated to community social projects. Ampla in 2006 celebrated World Water Day at its headquarters with an exhibit on the water resources situation, with an aim to raising awareness among employees and visitors about the importance of conscious use of water and the need to preserve the ecosystem through sustainable practices. The Lamp Eater Project consists of equipment to eliminate fluorescent lights. It transforms Class I waste into Class II waste - ground decontaminated glass - for recycling. In the first six months of the programme, it eliminated about 6,000 fluorescent lights from Ampla’s operating units, from the Brazilian Marines and from public lighting contracts. • Cien. Brazil. Sponsored Environmental Week in Garruchos, which included games, shows, cultural and educational attractions, writing and tree planting contests, with the goal of raising community awareness about the importance of environmental conservation. Other activities with a socio-environmental nature are centred on safeguarding an animal or vegetable species at risk of extinction, or in the re-population and/or conservation of natural spaces of ecological value. • ENDESA’s Corporative Headquarter. Sponsorship of the restoration of natural spaces and resources in Spain’s mining areas, an agreement signed with the Consejo Superior de Investigaciones Científicas (CSIC). • Endesa Foundation. Environmental maintenance in the Aigüastortes National Park and San Mauricio lake (Lérida). Continuation of an agreement signed in 2004 with the Aragon General Government, the Confederación Hidrográfica of the Ebro, several town halls in the Aragonese Pyrenees, Ibercaja and Endesa SA for environmental enhancement of the glacial lakes in the area. Actions taken in 2006 focused on the hermitage and surrounding area of the Respomuso lake, on lakes in the town limits of Panticosa and on the Arrieles lake, where actions initially planned in the agreement were completed. • Sevillana Endesa. Andalusia and Badajoz, Spain. Sponsored, in conjunction with the University of Extremadura, of a study on the impact of electricity lines on stork conservation. • Enersis. Chile. Funding for publication of the book “Los Senderos del Huemul” the first publication to focus on this native deer, which is at risk of extinction. The book is a scientific- technical text which gives an overview of the life cycle of the huemul through a series of images by noted photographers and which describes the work of the past 30 years of a group of researchers and conservationists. • Fecsa Endesa. Catalonia, Spain. Support for the activities of the Consorcio Forestal de Catalunya and the Patronato de la Vall de Boi. • Edelnor. Peru. Campaign Sembrando Vida (Sowing Life), in which green zones were restored in the districts of Magdalena, Pueblo Libre and San Miguel. The campaign includes participation by company employees and their families, who spend one day a year sowing a variety of plant seeds. • Edegel. Peru. Forestation project in the Chillón River, whose main goal is to create an ecological lung in this area and protect the inhabitants from possible river flooding. It is an area that was previously used as a rubbish dump and has now been converted into a green zone. The project began in May 2006 thanks to an agreement signed with the Foundation for Agrarian Development at the University of Molina. Programme Fostering Joint Responsibility for Environmental Conservation to raise awareness among the population about caring for the natural environment and promote reforestation efforts. • Endesa Cachoeira. Brazil. Project Desarrollo del Parque Estadual de Mata Atlántica, which involves the donation of land for the creation of this natural reserve. Other significant actions in the same vein include the Reforestation Project and the Programme for the Conservation and Recovery of Fish Life. ENDESA encourages social commitment among its employees through volunteering and fund raising 132 Sustainability Report 2006 ENDESA’S COMPLIANCE WITH ITS SUSTAINABILITY COMMITMENTS

endesa06 Sustainability Report 2006 133 ENDESA and its subsidiary companies create channels for their employees to carry out volunteer work to benefit the community. The following are examples: The first edition of ENDESA Solidarios in Spain began in 2006. The Company created a dedicated site on its Corporate Web portal (intranet) allowing employees to select social projects benefiting needy groups, and to later make financial contributions to make said projects possible. A total of 1,065 employees took part in this project, making donations of Euro 26,625 (individual contributions were capped at Euro 25) for five social projects in Peru and Brazil. At the same time, the Company decided to adopt the initiatives necessary to make fully possible the project receiving the most contributions, which was the Children in Brickmaking Factories in Peru, promoted by ADEVI, whose goal is to give 100 children between the ages of six and 13 scholarships that will permit them to go to school, and that provides an income to their families and thus allows the children to stop working in the production of bricks. At the same time, Synapsis promoted in Chile the campaign 1+1 of the Hogar de Cristo, in which it matches donations made by employees to provide basic resources to children at high risk of social marginalisation of the Jardín y Sala Cuna Los Patroncitos, based in the Central Station encampment. In addition, company employees held a Christmas Campaign, in which they collected toys for more than 260 low-income children, which were delivered through the Protectora de la Infancia and Community Centres Acuarela and Hijos de Nazaret. Synapsis Brazil in Brazil sponsored a campaign to collect new and used toys, which were delivered to the Casa de Ana María, which houses more than 80 children from Río de Janeiro, and the Lar Nazaré School, a boarding school in Ceará with nearly 200 low-income girls between the ages of seven and 14. Ampla, through the Desenvolver project, collected donations from employees, employees of supplier companies and clients, through electricity bills, which were given to the Pastoral and the Casa Amarela Foundation to be used for families’ socio-economic recovery. Another initiative the company provides to employees is the Compartir programme, created in December 2004, and which in 2006 had three components: Joint Volunteer Work Campaigns, to benefit three daycare centres attended by 80 children each; Donation Campaign, for the donation of clothing in good condition, which produced 3,100 items of clothing that benefited 145 families; and Father Christmas Volunteer 2006, consisting of about 60 volunteers, dressed as Father Christmas and offering a gift to 650 children of Ampla employees, in return for the employees donating a used gift in good condition to children in centres and social institutions that have few economic resources Another example is that of Endesa Fortaleza, with its Programme of Incentives for Volunteering, which encourages teams of employees to take part in donation campaigns, work with charitable institutions and activities to benefit the community. Additionally, the company delivered more than 1.5 tonnes of food for the State of Ceará in the framework of its second In-House Workplace Accident Prevention Week. To end this list of examples, worth mentioning is that Endesa Cachoeira also has a Programme for the Encouragement of Volunteerism among its employees. CASE STUDY: ENCOURAGEMENT OF EMPLOYEE VOLUNTEERISM Our challenge: providing employees with channels to express their solidarity

APPENDIXES 134 Sustainability Report 2006

APPENDIXES Sustainability Report 2006 135 endesa06

APPENDIX I ENDESA, COMMITTED TO PROVIDING SUSTAINABILITY INFORMATION ENDESA’S vision, mission and values which govern past, present and future behaviour, are based on honesty and transparency. By publishing its Sustainability Report as well as ensuring a high level of detail in the information contained therein, ENDESA is committed to continuity. This is an indication of the Company’s willingness to uphold these principles and to continue doing so in the future. In keeping with this transparency, ENDESA publishes other corporate reports on a yearly basis: its Annual Report, which includes the Operations Review and Legal Documentation, and its Corporate Governance Report. The Company also reports on its activities in relation to its social commitments in Spain through the Annual Reports of the ENDESA and Sevillana ENDESA Foundations. The Company also issues a specific publication to make the quarterly information supplied to the financial markets available to its shareholders, investors and other interested parties. Each of the Latin American companies in which ENDESA holds a stake publish their own Annual Operations Reviews and Sustainability Reports which are available on their respective websites. The Sustainability Reports published by ENDESA and its subsidiaries are a useful communication tool aimed at all the Company’s interest groups and offer the unique opportunity to communicate with them and incorporate their opinions and points of view. Below is a list of ENDESA’s various communication channels and its companies as well as the target interest groups. They are also useful for people who would like to participate in subsequent reports. For all sustainability and environmental issues, as well as other aspects regarding the contents of ENDESA’s Sustainability Report, please contact: Mr. Jesús Abadía Environment and Sustainable Development Director, ENDESA Ribera del Loira, 60 28042 Madrid (Spain) E-mail: dmads@endesa.es Sustainability Report 2006 137 endesa06 WEBSITES ENDESA www.endesa.es Spain and overview of the ENDESA Group Enersis www.enersis.cl Chile Chilectra www.chilectra.cl Chile Endesa Italia www.endesaitalia.com Italy Emgesa www.emgesa.com.co Colombia Codensa www.codensa.com.co Colombia Edelnor www.edelnor.com.pe Peru Edegel www.edegel.com Peru Edesur www.edesur.com.ar Argentina Coelce www.coelce.com.br Brazil CUSTOMER-SPECIFIC CHANNELS Customer Service Centre Customer Service. Telephone: 902 509 950 Online office www.endesaonline.es 902 52 58 52 offers customers online help Customer Ombudsman www.defensordelcliente.endesa.es SHAREHOLDERS AND INVESTORS Investor Relations Spain: Ribera del Loira, 60. 28042 Madrid. Telephone: + 34 91 213 1829, ir@endesa.es United States: 410 Park Avenue, Suite 410. New York NY 10022. Telephone: 1212 7507200. endesanyir@endesana.com Shareholder’s office Spain: Ribera del Loira, 60. 28042 Madrid. Telephone: 900 666 900 eoaccionista@endesa.es EMPLOYEES AND THEIR REPRESENTATIVES Corporate Portal Intranet Employees’ suggestions Environment and Sustainable Development mailbox Corporate Communication mailbox Assessment Quality Thermometer mailbox Corporate Intranet Suggestions mailbox Nostrum Forums for Spain and Portugal Nostrum Suggestions mailbox Enersis-Chile Queries mailbox ENDESA’s trade unions www.ugtendesa.com websites www.ccooendesa.com SUPPLIERS Cenit (ENDESA’s service Subdirección de Facturación, Cobros y Pagos. for external suppliers) C/ Ribera del Loira, 60. 28042 Madrid. Telephone: 91 213 4848. Fax: 91 213 48 49. e-mail: cenit@endesa.es CUSTOMER SERVICE POINTS “Contacte con nosotros” comunicacionendesa@endesa.es channel Ethics channel http://codigoconducta.endesa.es/

APPENDIX II INDEPENDENT ASSURANCE REPORT APPENDIXES 138 Sustainability Report 2006

Sustainability Report 2006 139 endesa06

APPENDIXES APPENDIX III INDEX OF GRI CONTENT AND INDICATORS In an endeavour to uphold its commitment to transparency, ENDESA has produced this Report as per the 2006 version of the Global Reporting Initiative’s sustainability reporting guidelines. Below, and adhering to these guidelines, is a table of contents and indicators specified by GRI, together with the chapters and pages where this information can be found. All the main indicators have been included as well as others which are of particular relevance to ENDESA and worth highlighting. 140 Sustainability Report 2006

Sustainability Report 2006 141 endesa06

142 Sustainability Report 2006 AAPPENDIXES

Sustainability Report 2006 143 endesa06

144 Sustainability Report 2006 AAPPENDIXES

Sustainability Report 2006 145 endesa06

146 Sustainability Report 2006 AAPPENDIXES

APPENDIX IV IMPORTANT LEGAL DISCLAIMER This document was made available to shareholders of Endesa, S.A. In relation with the announced joint offer by ENEL S.p.A. and Acciona, S.A., Endesa shareholders are urged to read the report of Endesa’s board of directors when it is filed by the Company with the Comisión Nacional del Mercado de Valores (the “CNMV”), as well as Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. Such documents and other public filings made from time to time by Endesa with the CNMV or the SEC are available without charge from the Endesa’s website at www.endesa.es, from the the CNMV’s website at www.cnmv.es and from the SEC’s website at www.sec.gov and at Endesa’s principal executive offices in Madrid, Spain. This presentation contains certain “forward-looking” statements regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and they are subject to material risks, uncertainties, changes and other factors that may be beyond ENDESA’s control or may be difficult to predict. Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; estimated asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA (gross operating profit as per ENDESA’s consolidated income statement) target for 2007-2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The main assumptions on which these expectations and targets are based are related to the regulatory setting, exchange rates, divestments, increases in production and installed capacity in markets where ENDESA operates, increases in demand in these markets, assigning of production amongst different technologies, increases in costs associated with higher activity that do not exceed certain limits, electricity prices not below certain levels, the cost of CCGT plants, and the availability and cost of the gas, coal, fuel oil and emission rights necessary to run our business at the desired levels. In these statements we avail ourselves of the protection provided by the Private Securities Litigation Reform Act of 1995 of the United States of America with respect to forward-looking statements. The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Economic and industry conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our activity; potential liabilities relating to our nuclear facilities. Transaction or commercial factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Delays in or impossibility of obtaining the pertinent permits and rezoning orders in relation to real estate assets. Delays in or impossibility of obtaining regulatory authorisation, including that related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labour; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events, and the impossibility of obtaining financing at what we consider satisfactory interest rates. Political/governmental factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes. Operating factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of the price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalisation and diversification. Competitive factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets. Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the ENDESA Share Registration State- Sustainability Report 2006 147 endesa06 ment filed with the Comisión Nacional del Mercado de Valores (the Spanish securities regulator or the “CNMV” for its initials in Spanish).No assurance can be given that the forward- looking statements in this document will be realised. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forwardlooking statements. 148 Sustainability Report 2006 APPENDIXES

PUBLISHED BY DIRECCIÓN DE MEDIO AMBIENTE Y DESARROLLO SOSTENIBLE Y DIRECCIÓN CORPORATIVA DE COMUNICACIÓN DESIGN BY DIRECCIÓN CORPORATIVA DE COMUNICACIÓN / ARTEMPUS PHOTOGRAPHS ENDESA FILES LAY OUT AND SEPARATION CROMOTEX PRINTED BY T.F. ARTES GRÁFICAS LEGAL DEPOSIT M-21552-2007

R I B E R A D E L L O I R A 6 0 2 8 0 4 2 M A D R I D | T E L 9 1 2 1 3 1 0 0 0 | w w w . e n d e s a . e s